As filed with the Securities and Exchange Commission on September 8, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BANCTRUST FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Alabama	6711	63-0909434
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S Employer
incorporation or organization)	Classification Code Number)	Identification Number)
100 Saint Joseph Street
Mobile, Alabama 36602
(251) 431-7800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
F. Michael Johnson
Chief Financial Officer
BancTrust Financial Group, Inc.
100 St. Joseph Street
Mobile, Alabama 36602
(251) 431-7800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

Brooks P. Milling	Randolph A. Moore III
Hand Arendall, L.L.C.	Alston & Bird LLP
107 St. Francis Street	One Atlantic Center
AmSouth Bank Building, Suite 3000	1201 West Peachtree Street
Mobile, Alabama 36602	Atlanta, Georgia 30309-3424
(251) 694-6275	(404) 881-7000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	per Unit(1)	Offering Price	Registration Fee

Common Stock, $0.01 par value	2,300,000 shares(2)	$21.66	$49,818,000	$5,864

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low sales prices of BancTrust Financial Group, Inc. common stock on September 2, 2005, as reported by the Nasdaq SmallCap Stock Market.

(2)	Includes an aggregate of 300,000 shares that may be issued to cover overallotments, if any, pursuant to the overallotment option granted to the Underwriters.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2005
PRELIMINARY PROSPECTUS
2,000,000 Shares
Common Stock

        We are offering 2,000,000 shares of our common stock, par value $0.01 per share. The public offering price is $           per share.
      Our common stock is currently quoted and traded on The Nasdaq SmallCap Stock Market under the symbol “BTFG.” The last reported sale price of our common stock on the Nasdaq SmallCap Stock Market on September      , 2005 was $           per share. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the same symbol, “BTFG.”
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before making your investment decision.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposit accounts or other obligations of our banking subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund or any other governmental agency.
      We have granted the underwriters an option to purchase up to 300,000 additional shares of common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2005, subject to customary closing conditions.

Keefe, Bruyette & Woods	SunTrust Robinson Humphrey
Sterne, Agee & Leach, Inc.
The date of this prospectus is                     , 2005

West Point
Jasper
Center Point
Anniston
Monroe
Washington
Madison
Starkville
Birmingham
Atlanta
Columbus
Peachtree City
Eatonton
Hoover
Griffin
Kosciusko
Macon
Roanoke
Milledgeville
Tuscaloosa
Sylacauga
LaGrange
Forsyth
Philadelphia
Clanton
Dadeville
Thomaston
Macon
Eutaw
Livingston
Auburn
Fort Valley
Warner Robins
Meridian
Demopolis
ALABAMA
Linden
Selma
Montgomery
Columbus
GEORGIA
Mount Vernon
Butler
Vienna
Quitman
Thomasville
Clayton
Eufaula
Cordele
Hazelhurst
Fitzgerald
Grove Hill
Luverne
Troy
Laurel
Jackson
Monroeville
Abbeville
Albany
Tifton
Hattiesburg
Chatom
Sylvester
Evergreen
Enterprise
Leakesville
Blakely
Moultrie
Brewton
Dothan
Colquitt
Homerville
Purvis
Atmore
Cairo
Valdosta
Saraland
Bonifay
Bay Minette
Crestview
Thomasville
Mobile
DeFuniak Springs
Madison
Bellview
Bristol
Pensacola
Tallahassee
Pascagoula
Lynn Haven
FLORIDA
Gulf Shores
Orange Beach
Destin
Callaway
Panama City
20
21
20
231
341
85
80
65
59
84
45
319
84
10
98
19
27

BancTrust Branch
BancTrust Headquarters

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of our common stock.
      In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Alabama and Florida markets. We obtained this market data from independent publications or other publicly available information. Although we believe this information is reliable, we have not independently verified and do not guarantee its accuracy or completeness.
      As used in this prospectus, the terms “we,” “us,” “our,” “BancTrust” and “Company” mean BancTrust Financial Group, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning); and the term the “Banks” means our three subsidiary banks: BankTrust (the “Mobile Bank”), BankTrust of Alabama (the “Eufaula Bank”) and BankTrust (Florida) (the “Florida Bank”), unless the context indicates another meaning.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUMMARY
      This summary highlights specific information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” together with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. All financial information, operating statistics and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, which we also refer to as GAAP, unless otherwise noted.
BancTrust Financial Group, Inc.
      BancTrust Financial Group, Inc. is a multi-bank holding company headquartered in Mobile, Alabama. We are primarily engaged in the business of accepting demand, savings and time deposits and providing commercial, consumer and mortgage loans to our customers. We operate 30 banking offices in the southern half of Alabama and northwest Florida, as indicated on the map located on the inside front cover of this prospectus, through the following subsidiaries:

•	BankTrust, headquartered in Mobile, Alabama (“Mobile Bank”);

•	BankTrust of Alabama, headquartered in Eufaula, Alabama (“Eufaula Bank”);

•	BankTrust, headquartered in Santa Rosa Beach, Florida (“Florida Bank”);

•	BancTrust Company, Inc., headquartered in Mobile, Alabama (“Trust Company”); and

•	BancTrust Financial Services, Inc., headquartered in Mobile, Alabama (a subsidiary of the Mobile Bank).
      Through our subsidiary Banks, we offer a wide range of lending services, including real estate, commercial and consumer loans, to individuals, small-and medium-sized businesses and other organizations located throughout our markets. We complement our lending operations with a full array of deposit products and fee-based services to support our customers. Additionally, we offer general, corporate and personal trust services through the Trust Company. Mutual funds, annuities and certain insurance products and securities are offered to customers through BancTrust Financial Services.
      We have a community banking strategy that emphasizes responsive and personalized service to our customers. Each subsidiary Bank has its own board of directors and management comprised of individuals in the local market. This strategy allows our Banks to compete effectively with our larger competitors through superior customer service and local decision making capabilities. While many day-to-day decisions are made at the subsidiary level, our holding company provides corporate oversight in the areas of loan review, marketing and business development, certain personnel matters, accounting, auditing, compliance and information technology.
      BancTrust Financial Group, Inc. was originally incorporated under the name Mobile National Corporation. In 1993, we changed our name to South Alabama Bancorporation, Inc. We operated under that name until May 2002, when we changed our name to BancTrust Financial Group, Inc. to better reflect both our trust business and our expansion outside the State of Alabama. From December 31, 2000 to June 30, 2005, we achieved strong growth in our business, both organically and through the expansion of our market presence by de novo branching and acquisitions. Specifically, we:

•	increased our total consolidated assets from approximately $577.1 million to approximately $1.3 billion;

•	increased our total consolidated deposits from approximately $436.2 million to approximately $1.0 billion;

•	increased our total consolidated net loans from approximately $338.5 million to approximately $971.4 million;

•	expanded our branch network from 17 locations to 30 locations; and

•	successfully integrated our acquired banking subsidiaries.
      For the three and six months ended June 30, 2005, we earned $0.32 and $0.58 per diluted share, respectively. These earnings represent increases of 33.3% and 26.1%, respectively, over the diluted earnings per share for the same periods in 2004. Our annualized return on average shareholders’ equity for the three and six months ended June 30, 2005, was 11.49% and 10.46%, respectively, and our return on average total assets for the same periods was 1.13% and 1.04%, respectively.
Market Areas and Growth Strategy
      We currently conduct business through 30 bank branches located in Alabama and Northwest Florida. The eight Alabama counties in which we operate had a population of approximately 950 thousand as of December 31, 2004. Since 2003, our expansion strategy in Alabama has been focused on markets that have more favorable growth demographics than other slower growing areas. Through acquisitions and de novo branching, we have established a presence in Baldwin and Autauga Counties, Alabama. According to 2005 data from the U.S. Census Bureau, Baldwin and Autauga Counties are the second and fourth fastest growing counties in Alabama, respectively. Baldwin and Autauga Counties have projected population growth rates from 2005 to 2010 of 13.0% and 8.3%, respectively, versus 2.3% for the State of Alabama. We believe that our expansion into Northwest Florida also provides us more attractive markets, because overall Florida is growing more rapidly than Alabama. The three Florida counties where we operate and into which we have recently expanded had a population of approximately 400 thousand as of December 31, 2004. According to 2005 data from the U.S. Census Bureau, the projected population growth in our Florida markets from 2005 to 2010 is expected to be 10.2%, 9.4% and 29.6% for Bay, Okaloosa and Walton Counties, respectively, versus five-year projected average population growth for the State of Florida for the same period of 12.4%. Based upon data from the Federal Deposit Insurance Corporation, as of June 30, 2004, our Banks’ total deposits ranked sixth among financial institutions in our market areas, with approximately 4.5% of the market share.
      Since 2003, our strategy has been to identify and move out of the slower growth markets in our footprint and reinvest our capital in more attractive, high growth markets throughout Alabama and Florida. In 2004, we successfully completed the integration of our merger with CommerceSouth, Inc., a strategic move into the higher growth area of Montgomery-Prattville in Alabama and the Northwest Florida market. Additionally, in the past year we sold two of our bank subsidiaries that no longer fit our strategic plan. In October 2004, we completed the sale of BankTrust of Florida located in Wewahitchka, Florida (the “Wewahitchka Bank”). The Wewahitchka Bank represented total assets of approximately $50.2 million and total deposits of approximately $43.4 million at September 30, 2004. In August 2005, we completed the sale of Sweet Water State Bank located in Sweet Water, Alabama. At June 30, 2005, Sweet Water State Bank had total assets of approximately $53.5 million and total deposits of approximately $48.3 million. We invested most of the proceeds from both sales in our Florida Bank.
      In addition to strategic initiatives involving acquisitions and dispositions, we have also successfully improved efficiencies and reduced back-office and regulatory expenses at the holding company level. In 2003, we began the process of consolidating our subsidiary banks. We merged BankTrust of Brewton into the Mobile Bank in 2003 and subsequently merged The Monroe County Bank and Commercial Bank of Demopolis into the Mobile Bank in 2004. We expect to maintain the Eufaula Bank as a separate subsidiary for the next one to two years before merging it into the Mobile Bank. The Florida Bank will remain as a separate subsidiary for the foreseeable future.

      As our company grows we will continue to build shareholder value by focusing on the following objectives:

•	Maintain strong credit quality and financial performance;

•	Continue expansion into high growth markets in Alabama and Florida, where we believe we will have a competitive advantage and an opportunity for growth;

•	Expand our offering of financial products and services to meet the needs of our customers and to increase our fee income;

•	Standardize various product offerings throughout our Bank subsidiaries;

•	Concentrate on continuing to grow stable, low-cost core deposits to fund loan growth;

•	Attract and retain superior management and employees in our market; and

•	Gain back-office efficiencies through the consolidation of our subsidiaries while maintaining a community banking model that provides our management team with accountability and local decision making capabilities and our commercial and retail customers with quality customer service.
Recent Developments
      In late August 2005, Hurricane Katrina struck the gulf coast of Louisiana, Mississippi and Alabama and caused substantial damage to residences and commercial properties in our coastal Alabama markets. The day after Hurricane Katrina we were able to open 23 of our 30 branches. Within 2 days, we were able to open all of our locations except the downtown Mobile main lobby. The services that were provided by our downtown Mobile main lobby are currently being provided on another floor of our headquarters building. Our operations centers were functioning the day after Hurricane Katrina struck. Although the damage caused by Katrina to our properties was relatively minor and therefore is not expected to have a significant effect on our business or results of operations, we cannot predict whether or to what extent the damage caused by Hurricane Katrina will affect our customers or the local economies in our Alabama market area.
Corporate Information
      Our headquarters are located at 100 St. Joseph Street, in downtown Mobile, Alabama 36602. Our telephone number at that address is (251) 431-7800. We maintain a website at http://www.banctrustfinancialgroupinc.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

THE OFFERING

Common stock offered	2,000,000 shares (2,300,000 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after the offering(1)	13,114,728 shares (13,414,728 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We intend to use the net proceeds of this offering primarily to provide capital to our subsidiary Banks to support our rapid growth. We intend to use the balance of the proceeds for general corporate purposes. Additionally, we may use a portion of the proceeds to finance possible acquisitions, although we have no current agreements with respect to any acquisition. See “Use of Proceeds” on page 17.

Dividends	Historically, we have paid quarterly dividends. We paid a dividend for the quarter ended June 30, 2005 of $0.13 per share of common stock, or $0.52 on an annualized basis. We intend to continue paying dividends, but the payment of dividends in the future will depend on a number of factors. We cannot give you any assurance that we will continue to pay dividends or that the amount will not be reduced in the future.

Nasdaq SmallCap Stock Market symbol	BTFG. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the same symbol, “BTFG.”

(1)	The number of shares outstanding after the offering is based on the number of shares outstanding as of June 30, 2005, and does not include 267,637 shares of common stock issuable upon exercise of options outstanding as of June 30, 2005 at a weighted-average exercise price of $14.10. If exercised, the shares represented by these options would represent 2.35% of our issued and outstanding common stock. After giving effect to the sale of 2,000,000 shares pursuant to this offering, the shares represented by these options would represent 2.00% of our issued and outstanding common stock (or 1.96% if the underwriters exercise their over-allotment option in full).
Risk Factors
      Prior to making an investment decision, a prospective purchaser should carefully consider all of the information set forth in this prospectus and should evaluate the discussion of risks related to an investment in our common stock set forth in “Risk Factors” beginning on page 10.

Summary Consolidated Financial Data
      Our summary consolidated financial data is presented below as of and for the six months ended June 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The summary consolidated financial data presented below as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are derived from our audited consolidated financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 25. The summary consolidated financial data as of December 31, 2002, 2001 and 2000 and for the two years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our Management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results for the six months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2005. Certain of the measures set forth below are non-GAAP financial measures under the rules and regulations promulgated by the SEC. For a discussion of Management’s reasons for presenting such data and a reconciliation to GAAP, please see “GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures” on page 8.

	At and for the
	Six Months Ended June 30,		At and for the Years Ended December 31,

	2005(1)	2004(1)	2004(1)		2003(1)	2002(1)	2001(1)	2000(1)

	(Unaudited)
	(Dollars in thousands, except per share amounts)
Results of Operations:
Interest revenue	$33,369	$23,439	$50,913		$28,483	$30,814	$36,125	$38,653
Interest expense	8,800	5,488	11,928		7,013	10,071	15,632	17,256

Net interest revenue	24,569	17,951	38,985		21,470	20,743	20,493	21,397
Provision for loan losses	2,667	926	3,897		1,841	760	1,583	936
Non-interest revenue	5,212	5,301	10,517		7,082	6,654	5,845	4,873
Non-interest expense	18,084	15,749	31,787		18,892	17,363	16,482	15,736

Income from continuing operations before income taxes	9,030	6,577	13,818		7,819	9,274	8,273	9,598
Income taxes	2,871	1,890	3,902		2,166	2,706	2,411	2,838

Income from continuing operations after income taxes	6,159	4,687	9,916		5,653	6,568	5,862	6,760

Income from discontinued operations after income taxes	305	363	1,385	(2)	669	755	365	687

Net Income	$6,464	$5,050	$11,301		$6,322	$7,323	$6,227	$7,447

	At and for the
	Six Months Ended June 30,		At and for the Years Ended December 31,

	2005(1)	2004(1)	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)

	(Unaudited)
	(Dollars in thousands, except per share amounts)
Per Share Data:
Basic earnings per share	$0.58	$0.46	$1.03	$0.72	$0.85	$0.73	$0.87

Diluted earnings per share	$0.58	$0.46	$1.02	$0.71	$0.84	$0.73	$0.87

Basic earnings per share from continuing operations	$0.55	$0.43	$0.90	$0.64	$0.76	$0.69	$0.79

Diluted earnings per share from continuing operations	$0.55	$0.43	$0.90	$0.64	$0.75	$0.69	$0.79

Cash dividend declared per share	$0.26	$0.26	$0.52	$0.52	$0.48	$0.44	$0.40

Book value per share	$11.37	$10.65	$11.09	$10.67	$9.27	$8.67	$8.31

Tangible book value per share	$7.22	$6.37	$6.87	$6.35	$8.80	$8.20	$7.82

Common shares outstanding	11,115	10,969	11,022	10,930	8,729	8,530	8,527
Basic average shares outstanding	11,077	10,966	10,981	8,754	8,658	8,527	8,580
Diluted average shares outstanding	11,172	11,050	11,074	8,888	8,696	8,562	8,603
Summary Balance Sheet Data:
Total assets	$1,320,542	$1,118,944	$1,191,222	$1,076,900	$665,810	$592,372	$577,116
Loans, net of unearned income	983,340	699,796	862,207	647,379	352,112	344,463	338,545
Deposits	1,022,218	839,784	939,958	764,174	479,712	451,880	436,160
Investments	137,485	154,632	144,094	178,770	167,945	134,425	127,135
Federal funds sold	919	28,725	6,000	29,333	8,664	14,387	10,739
FHLB advances and long-term debt	93,500	48,500	58,500	38,500	6,000	6,000	6,000
Short term borrowings	20,672	11,451	14,114	24,467	11,578	7,614	7,955
Shareholders’ equity	126,424	116,793	122,183	116,666	80,904	73,914	70,835
Tangible shareholders’ equity	80,288	69,900	75,673	69,399	76,840	69,933	66,655
Average Balances:
Total assets	$1,254,024	$1,073,359	$1,109,679	$678,596	$636,317	$576,381	$555,507
Earning assets	1,065,704	851,042	895,370	536,679	511,650	481,900	460,685
Loans	915,843	669,769	726,791	370,004	346,472	343,345	328,379
Deposits	975,974	791,783	828,665	484,342	465,826	435,519	417,142
Shareholders’ equity	124,671	118,570	119,820	82,136	78,658	73,204	66,604
Performance Ratios:
Return on average assets	1.04%	0.95%	1.02%	0.93%	1.15%	1.08%	1.34%
Return on average equity	10.46%	8.56%	9.43%	7.70%	9.31%	8.51%	11.18%
Return on average tangible equity	17.24%	14.86%	16.14%	8.11%	9.81%	9.19%	12.15%
Net interest margin (tax equivalent)(3)	4.74%	4.39%	4.47%	4.19%	4.25%	4.46%	4.88%
Efficiency ratio(4)	59.79%	66.01%	62.80%	63.90%	61.10%	60.30%	57.52%

	At and for the
	Six Months Ended June 30,		At and for the Years Ended December 31,

	2005(1)	2004(1)	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)

	(Unaudited)
	(Dollars in thousands, except per share amounts)
Asset Quality Ratios:
Ratio of nonperforming assets to total assets	0.31%	0.39%	0.30%	0.43%	0.60%	0.25%	0.27%
Ratio of allowance for loan losses to total loans, net of unearned income	1.22%	1.16%	1.11%	1.20%	1.39%	1.41%	1.20%
Net loans charged-off to average loans	0.03%	0.09%	0.29%	0.64%	0.21%	0.23%	0.17%
Capital Ratios:
Tier I leverage ratio(5)	7.84%	8.06%	8.28%	13.19%	10.92%	11.92%	11.93%
Tier I risk-based capital	8.94%	9.38%	9.46%	10.25%	14.87%	15.67%	16.11%
Total risk-based capital	10.08%	10.47%	10.49%	11.31%	16.00%	16.78%	17.23%
Average shareholders’ equity to average total assets	9.94%	11.05%	10.80%	12.10%	12.36%	12.70%	11.99%
Average tangible shareholders’ equity to average total tangible assets	6.49%	6.97%	6.86%	11.56%	11.81%	12.08%	11.31%
Dividend payout ratio	44.83%	56.52%	54.10%	71.97%	56.66%	60.25%	46.05%
Other Data:
Banking locations	30	30	30	30	16	17	17
Full time equivalent employees	374	370	349	365	247	229	231

(1)	Our results for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and for the six months ended June 30, 2005 and 2004 have been reclassified to reflect the results of Sweet Water State Bank as a component of discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). On June 20, 2005, Sweet Water State Bank met the requirements for its assets, liabilities and operations to be classified as discontinued operations under SFAS 144, and on August 1, 2005, we completed the sale of Sweet Water State Bank for $6.5 million. In connection with closing, Sweet Water State Bank paid us a $500 thousand dividend. See “Business — General” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Introduction.”

(2)	Includes $1.48 million from gain on sale of discontinued operations.

(3)	Net interest margin is the net yield on interest-earning assets. Net yield on interest-earning assets is net interest revenue, on a tax equivalent basis, divided by total interest-earning assets.

(4)	Efficiency ratio is the result of non-interest expense divided by the sum of net interest revenue (tax equivalent) and non-interest revenue.

(5)	Leverage ratio is defined as Tier I capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures
      Certain financial information included in our discussion of recent developments, summary consolidated financial data and selected consolidated financial data is determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible equity to tangible assets,” “return on average tangible equity,” “average tangible equity to average tangible assets,” “earning assets” and “earnings per share before amortization expense, net of tax effect.” Our Management uses these non-GAAP measures in its analysis of our performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase-accounting business combination, has the effect of increasing total book value while not increasing the tangible assets of the Company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Return on average tangible equity” is defined as annualized earnings for the period before amortization, net of tax effect, divided by average equity reduced by average goodwill and other intangible assets.

•	“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors that are interested in the equity to asset ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

•	“Earning assets” is defined as total assets plus the allowance for loan losses less all non-earning assets. All non-earning assets includes cash and due from banks, premises and equipment, accrued income receivable, other real estate owned, deferred income taxes, goodwill, core deposit intangible, cash surrender value of life insurance, prepaid expenses, other assets and assets of discontinued operations. This measure is important to many investors because the net interest revenue of financial institutions is directly related to their level of earning assets.

•	“Earnings per share before amortization expense, net of tax effect” is defined as net income plus the after tax effect of amortization of intangibles. This measure is important to many investors interested in changes from period to period in earnings per share exclusive of the non-cash expense of intangible amortization.

      These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	At and For the
	Six Months Ended
	June 30,		At and For the Year Ended December 31,

	6/30/05	6/30/04	2004	2003	2002	2001	2000

	(Dollars in thousands, except per share amounts)
Basic earnings per share	$0.58	$0.46	$1.03	$0.72	$0.85	$0.73	$0.87
Effect of amortization expense, net of tax effect	$0.02	0.02	0.04	0.00	0.00	0.01	0.01

Basic earnings per share before amortization expense, net of tax effect	$0.60	$0.48	$1.07	$0.72	$0.85	$0.74	$0.88

Diluted earnings per share	$0.58	$0.46	$1.02	$0.71	$0.84	$0.73	$0.87
Effect of amortization expense, net of tax effect	0.02	0.02	0.04	0.00	0.00	0.01	0.01

Diluted earnings per share before amortization expense, net of tax effect	$0.60	$0.48	$1.06	$0.71	$0.84	$0.74	$0.88

Book value per share	$11.37	$10.65	$11.09	$10.67	$9.27	$8.67	$8.31
Effect of intangible assets per share	(4.15)	(4.28)	(4.22)	(4.32)	(0.47)	(0.47)	(0.49)

Tangible book value per share	$7.22	$6.37	$6.87	$6.35	$8.80	$8.20	$7.82

Return on average equity	10.46%	8.56%	9.43%	7.70%	9.31%	8.51%	11.18%
Effect of average intangible assets and amortization expense, net of tax effect	6.78	6.30	6.71	0.41	0.50	0.68	0.97

Return on average tangible equity	17.24%	14.86%	16.14%	8.11%	9.81%	9.19%	12.15%

Net Income	$6,464	$5,050	$11,301	$6,322	$7,323	$6,227	$7,447
Effect of amortization expense, net of tax effect	234	234	468	0	0	124	124

Net Income before amortization expense, net of tax effect	$6,698	$5,284	$11,769	$6,322	$7,323	$6,351	$7,571

Average equity	$124,671	$118,570	$119,820	$82,136	$78,658	$73,204	$66,604
Average intangible assets	(46,315)	(47,074)	(46,885)	(4,181)	(3,981)	(4,079)	(4,278)

Average tangible equity	$78,356	$71,496	$72,935	$77,955	$74,677	$69,125	$62,326

Average assets	$1,254,024	$1,073,359	$1,109,679	$678,596	$636,497	$576,381	$555,507
Average intangible assets	(46,315)	(47,074)	(46,885)	(4,181)	(3,981)	(4,079)	(4,278)

Average tangible assets	$1,207,709	$1,026,285	$1,062,794	$674,415	$632,516	$572,302	$551,229

Average equity to average assets	9.94%	11.05%	10.80%	12.10%	12.36%	12.70%	11.99%
Effect of average intangible assets	(3.45)%	(4.08)%	(3.94)%	(0.54)%	(0.55)%	(0.62)%	(0.68)%

Average tangible equity to average tangible assets	6.49%	6.97%	6.86%	11.56%	11.81%	12.08%	11.31%

RISK FACTORS
      An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the negative events or conditions specified below or other risks which have not been identified actually occur, our business, financial condition and results of operations could be harmed. As a result, the price of our common stock might decline, and you might lose part or all of your investment. This prospectus contains forward-looking statements about our future plans, objectives, intentions and expectations, all of which are subject to risks and uncertainties. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.
Risks Related to Our Business

Our business strategy includes significant growth plans. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.
      We intend to continue pursuing a profitable growth strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.
      Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

Our business is subject to the vitality of the local economies where we operate, and a downturn in our local economies, including as a result of hurricanes or other adverse weather conditions, could adversely affect our business.
      Our success depends in large part upon the growth in population, industry, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. Damage caused by hurricanes and other adverse weather conditions may create economic uncertainty in our market area that could negatively affect our local economies. We cannot predict the long-term effects that hurricanes and other adverse weather conditions may have on our business or results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.
      Any adverse market or economic conditions in Alabama and Northwest Florida may disproportionately increase the risk that our borrowers will be unable to make their loan payments. In addition, the market value of the real estate we hold as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of June 30, 2005, approximately 76.13% of our loans held for investment were secured by real estate. Of this amount, approximately 32.17% were commercial real estate loans, 24.13% were residential real estate loans and 43.70% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market, real estate or economic conditions in our market areas, including as a result of Hurricane Katrina, could adversely affect the value of our assets, our revenues, results of operations and financial condition.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.
      Our market areas in Alabama and Florida are susceptible to hurricanes. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In late August 2005, Hurricane Katrina struck the gulf coast of Louisiana, Mississippi and Alabama and caused substantial damage to residences and commercial properties in our Alabama market areas, including damage to our main office. We cannot predict whether or to what extent damage caused by Hurricane Katrina or damage that may be caused by future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of Hurricane Katrina or future hurricanes.

We face risks with respect to future expansion.
      We may acquire other financial institutions or parts of those institutions in the future and we may engage in de novo branch expansion. We may also consider and enter into new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirors. Acquisitions and mergers involve a number of expenses and risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our Management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.
      We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

If the value of real estate in our core Northern Gulf Coast market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.
      With a substantial portion of our loans concentrated along the Gulf Coast of South Alabama and Northwest Florida, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. In particular, we cannot predict whether and to what extent damage caused by hurricanes and other adverse weather in our market areas will cause adverse economic conditions or will disrupt our operations. Any decline in deposits or loan originations, any increase in borrower delinquencies or any decline in the value or condition of mortgaged properties could have a material adverse effect on our business.
      In addition to considering the financial strength and cash flow characteristics of our borrowers, the Banks often secure loans with real estate. At June 30, 2005, approximately 76.13% of the Banks’ loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. Real estate values may deteriorate during the time the credit is extended. If we are required to liquidate collateral to satisfy a debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

An inadequate allowance for loan losses would reduce our earnings.
      The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, Management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon such assumptions and judgments as well as a percentage of the outstanding balances. If Management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the Banks to increase the allowance for loan losses as a part of their examination process, the Banks’ earnings and capital could be significantly and adversely affected.

Our recent results may not be indicative of our future results.
      We may not be able to sustain our recent historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, a vibrant coastal real estate market with rapidly rising land values or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or preclude our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Our continued pace of growth may require us to raise additional capital at a time when capital may not be readily available.
      We are required by federal and state regulatory authorities, as well as good business practices, to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the next two or three years. If, however, our growth continues at the current rate we will likely need to raise additional capital in the foreseeable future.

      Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at the time and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Increases in interest rates may negatively affect our earnings and the value of our assets.
      Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure after salaries. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, changes in interest rates could reduce our net interest income.
      Changes in the level of interest rates may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales were made at prices lower than the amortized costs of the investments, we would incur losses.

Competition from financial institutions and other financial service providers may adversely affect our profitability.
      The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.
      We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will continue to be successful.

We are subject to extensive regulation that could limit or restrict our activities.
      We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans, interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators that require us to maintain adequate capital to support our growth.
      The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

      The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we have experienced, and may continue to experience, greater compliance costs.

Our directors and executive officers own a significant portion of our common stock.
      Our directors and executive officers, as a group, beneficially owned approximately 13.70% of our outstanding common stock as of August 12, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

We are dependent upon the services of our management team.
      Our future success and profitability are substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management, sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.
      We may not be able to immediately deploy all of the capital raised in the offering. Placing the offering proceeds in investments other than loans, such as securities, until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.
Risks Related to an Investment in Our Common Stock

Future capital needs could result in dilution of your investment.
      Our board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The trading volume in our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.
      Our common stock is thinly traded. The average daily trading volume of our shares on The Nasdaq SmallCap Stock Market during the first six months of 2005 was approximately 17,600 shares. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have widely fluctuated in a manner not necessarily related to the operating performance of the companies. Therefore, our shareholders may not be able to sell their shares at the volumes, prices or times that they desire.
      We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We therefore can give no assurance that sales of substantial amounts of our common stock in the market, or the potential for large sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock. Upon completion of this offering, we expect to have approximately 13,114,728 shares of common stock outstanding (or 13,414,728 shares of common stock outstanding if the underwriters exercise their over allotment option in full).

The market price of our common stock may decline after the stock offering.
      The price per share at which we sell the common stock to be issued in this offering may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.
      We intend to use the net proceeds of this offering to provide additional capital to our subsidiaries to support asset growth, for bank or branch acquisitions, construction of new branches and for other general corporate purposes. We have not allocated amounts of the net proceeds to specific purposes, and will have significant flexibility in determining our applications of the net proceeds. Our failure to apply these funds effectively could reduce our ability to earn profits.

Our ability to pay dividends is limited and we may be unable to pay future dividends.
      Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our three bank subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends that are applicable to state banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock. Currently, the Mobile Bank is required to seek approval from the Alabama State Banking Department prior to paying any dividends to BancTrust.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.
      We have supported our continued growth through the issuance of trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. At June 30, 2005, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $18 million. Payments of the principal and interest on the trust preferred securities of this special purpose trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock, and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made both in this prospectus and in other documents we have filed and will file with the Securities and Exchange Commission. These statements can be identified by our use of words like “expect,” “may,” “could,” “intend,” “project,” “estimate,” “anticipate,” “should,” “will,” “plan,” “believe,” “continue,” “predict,” “contemplate” and similar expressions. These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other variables which you should consider in making an investment decision, including, in addition to the items discussed under the caption “Risk Factors” above and elsewhere in this prospectus, the following:

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins;

•	general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit;

•	legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which we are engaged;

•	we may be unable to obtain required shareholder or regulatory approval for any proposed acquisitions;

•	costs or difficulties related to the integration of our businesses may be greater than expected;

•	deposit attrition, customer loss or revenue loss following acquisitions may be greater than expected;

•	competitors may have greater financial resources and develop products that enable our competitors to compete more successfully than we can compete; and

•	adverse changes may occur in the equity markets.
      We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained herein.
      For additional information about factors that could cause our actual results to differ materially from those described in the forward-looking statements, please see the discussion under the preceding heading “Risk Factors” and the annual reports that we have filed on Form 10-K with the Securities and Exchange Commission as described under the caption “Where you May Find Additional Information.”
      We expressly qualify in their entirety all written or oral forward-looking statements attributable to us or any person acting on our behalf by the cautionary statements contained or referred to in this section. We do not intend to update or revise, and we assume no responsibility for updating or revising, any forward-looking statement contained in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      Assuming a public offering price of $           per share (based on the closing price on                     , 2005) and the deduction of underwriting discounts, commissions and estimated offering expenses, we estimate the net proceeds from the sale of 2,000,000 shares of our common stock in this offering will be approximately $           million, and approximately $           million if the underwriters over-allotment option is exercised in full.
      We intend to contribute a significant portion of the net proceeds we receive from this offering to the Banks to provide them with capital to support our loan and deposit growth, and we intend to use any remaining proceeds for general corporate purposes. While we have no present agreements or definitive plans relating to acquisitions of other banks and bank holding companies, we remain open to expanding our market share through this strategy. Therefore, we may use a portion of the net proceeds for acquisitions if an appropriate opportunity arises. Until we use the proceeds, we will deposit them in a non-interest-bearing bank account or bank accounts at one or more of the Banks. We anticipate that the Banks would either use these deposits to fund loans or would invest them temporarily in liquid, short-term securities. The precise amount and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, based upon our needs and prevailing market conditions, we may engage in additional capital financings, which may include the sale of securities other than or in addition to common stock.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2005. Our capitalization is presented on a historical basis and on a pro-forma basis to give effect to the sale of 2,000,000 shares of common stock offered in this offering, less the underwriting discount, commissions and estimated expenses, at an assumed offering price of $           per share (based on the closing price on                     , 2005), and assuming the underwriters over-allotment option is not exercised. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	June 30, 2005

	Actual	As Adjusted(1)

	(Dollars in thousands, except
	share and per share amounts)
Long-term debt:
Junior Subordinated Debentures(2)	$18,000

Shareholders’ equity:
Common stock, par value $0.01; 20,000,000 shares authorized:
11,370,288 issued (includes treasury shares)
As adjusted: 13,370,288 issued	$114
Additional paid-in capital	79,200
Accumulated other comprehensive income, net	227
Deferred compensation payable in common stock	1,007
Retained earnings	49,728
Unearned compensation	(437)
Less: Treasury stock of 255,560 shares	(2,408)
Common stock held in grantor trust, 55,840	(1,007)

Total shareholders’ equity	$126,424

Total capitalization(3)	$144,424

Book value per share(4)	$11.37

Capital Ratios:
Tier I leverage ratio	7.84%
Tier I risk-based capital	8.94%
Total risk-based capital	10.08%

(1)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $ thousand, $ million and $ million, respectively.

(2)	Consists of debt issued in connection with our trust preferred securities.

(3)	Includes long-term debt and total shareholders’ equity.

(4)	Actual book value per share equals total shareholders’ equity of $126.4 million, divided by 11,114,728 shares issued as of June 30, 2005. Book value per share as adjusted equals total shareholders’ equity of $ million (assuming net proceeds of this offering of $ million), divided by 13,114,728 shares (assuming issuance and sale of 2,000,000 shares).

SELECTED CONSOLIDATED FINANCIAL DATA
      Our selected consolidated financial data is presented below as of and for the six months ended June 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The selected consolidated financial data presented below as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are derived from our audited consolidated financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 25. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the two years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our selected consolidated financial data as of and for the six months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our Management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results for the six months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2005. Certain of the measures set forth below are non-GAAP financial measures under the rules and regulations promulgated by the SEC. For a discussion of Management’s reasons for presenting such data and a reconciliation to GAAP, please see “GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures” on page 8.

	At and for the
	Six Months Ended June 30,		At and for the Years Ended December 31,

	2005(1)	2004(1)	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)

	(Unaudited)
	(Dollars in thousands, except per share amounts)
Results of Operations:
Interest revenue	$33,369	$23,439	$50,913	$28,483	$30,814	$36,125	$38,653
Interest expense	8,800	5,488	11,928	7,013	10,071	15,632	17,256

Net interest revenue	24,569	17,951	38,985	21,470	20,743	20,493	21,397
Provision for loan losses	2,667	926	3,897	1,841	760	1,583	936
Non-interest revenue	5,212	5,301	10,517	7,082	6,654	5,845	4,873
Non-interest expense	18,084	15,749	31,787	18,892	17,363	16,482	15,736

Income from continuing operations before income taxes	9,030	6,577	13,818	7,819	9,274	8,273	9,598
Income taxes	2,871	1,890	3,902	2,166	2,706	2,411	2,838

Income from continuing operations after income taxes	6,159	4,687	9,916	5,653	6,568	5,862	6,760

Income from discontinued operations before income taxes	483	744	1,684	982	1,087	468	920
Gain on sale of discontinued operations	0	0	1,484	0	0	0	0

Total income from discontinued operations before income taxes	483	744	3,168	982	1,087	468	920
Income taxes	178	381	1,783	313	332	103	233

Income from discontinued operations after income taxes	305	363	1,385	669	755	365	687

Net Income	$6,464	$5,050	$11,301	$6,322	$7,323	$6,227	$7,447

	At and for the
	Six Months Ended June 30,		At and for the Years Ended December 31,

	2005(1)	2004(1)	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)

	(Unaudited)
	(Dollars in thousands, except per share amounts)
Per Share Data:
Basic earnings per share	$0.58	$0.46	$1.03	$0.72	$0.85	$0.73	$0.87

Diluted earnings per share	$0.58	$0.46	$1.02	$0.71	$0.84	$0.73	$0.87

Basic earnings per share before amortization expense, net of tax effect	$0.60	$0.48	$1.07	$0.72	$0.85	$0.74	$0.88

Diluted earnings per share before amortization expense, net of tax effect	$0.60	$0.48	$1.06	$0.71	$0.84	$0.74	$0.88

Basic earnings per share from continuing operations	$0.55	$0.43	$0.90	$0.64	$0.76	$0.69	$0.79

Basic earnings per share from discontinued operations	$0.03	$0.03	$0.13	$0.08	$0.09	$0.04	$0.08

Diluted earnings per share from continuing operations	$0.55	$0.43	$0.90	$0.64	$0.75	$0.69	$0.79

Diluted earnings per share from discontinued operations	$0.03	$0.03	$0.12	$0.07	$0.09	$0.04	$0.08

Basic earnings per share from continuing operations before amortization expense, net of tax effect	$0.58	$0.45	$0.95	$0.64	$0.76	$0.70	$0.80

Diluted earnings per share from continuing operations before amortization expense, net of tax effect	$0.57	$0.45	$0.94	$0.64	$0.76	$0.70	$0.80

Cash dividend declared per share	$0.26	$0.26	$0.52	$0.52	$0.48	$0.44	$0.40

Book value per share	$11.37	$10.65	$11.09	$10.67	$9.27	$8.67	$8.31

Tangible book value per share	$7.22	$6.37	$6.87	$6.35	$8.80	$8.20	$7.82

Common shares outstanding	11,115	10,969	11,022	10,930	8,729	8,530	8,527
Basic average shares outstanding	11,077	10,966	10,981	8,754	8,658	8,527	8,580
Diluted average shares outstanding	11,172	11,050	11,074	8,888	8,696	8,562	8,603
Summary Balance Sheet Data:
Total assets	$1,320,542	$1,118,944	$1,191,222	$1,076,900	$665,810	$592,372	$577,116
Loans	983,340	699,796	862,207	647,379	352,112	344,463	338,545
Deposits	1,022,218	839,784	939,958	764,174	479,712	451,880	436,160
Investments	137,485	154,632	144,094	178,770	167,945	134,425	127,135
Federal funds sold	919	28,725	6,000	29,333	8,664	14,387	10,739
FHLB advances and long-term debt	93,500	48,500	58,500	38,500	6,000	6,000	6,000
Short term borrowings	20,672	11,451	14,114	24,467	11,578	7,614	7,955
Shareholders’ equity	126,424	116,793	122,183	116,666	80,904	73,914	70,835
Tangible shareholders’ equity	80,288	69,900	75,673	69,399	76,840	69,933	66,655

	At and for the
	Six Months Ended June 30,		At and for the Years Ended December 31,

	2005(1)	2004(1)	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)

	(Unaudited)
	(Dollars in thousands, except per share amounts)
Average Balances:
Total assets	$1,254,024	$1,073,359	$1,109,679	$678,596	$636,317	$576,381	$555,507
Earning assets	1,065,704	851,042	895,370	536,679	511,650	481,900	460,685
Loans	915,843	669,769	726,791	370,004	346,472	343,345	328,379
Deposits	975,974	791,783	828,665	484,342	465,826	435,519	417,142
Shareholders’ equity	124,671	118,570	119,820	82,136	78,658	73,204	66,604
Performance Ratios:
Return on average assets	1.04%	0.95%	1.02%	0.93%	1.15%	1.08%	1.34%
Return on average equity	10.46%	8.56%	9.43%	7.70%	9.31%	8.51%	11.18%
Return on average tangible equity	17.24%	14.86%	16.14%	8.11%	9.81%	9.19%	12.15%
Net interest margin (tax equivalent)(2)	4.74%	4.39%	4.47%	4.19%	4.25%	4.46%	4.88%
Efficiency ratio(3)	59.79%	66.01%	62.80%	63.90%	61.10%	60.30%	57.52%
Asset Quality Ratios:
Ratio of nonperforming assets to total assets	0.31%	0.39%	0.30%	0.43%	0.60%	0.25%	0.27%
Ratio of allowance for loan losses to total loans, net of unearned income	1.22%	1.16%	1.11%	1.20%	1.39%	1.41%	1.20%
Net loans charged-off to average loans	0.03%	0.09%	0.29%	0.64%	0.21%	0.23%	0.17%
Capital Ratios:
Tier I leverage ratio(4)	7.84%	8.06%	8.28%	13.19%	10.92%	11.92%	11.93%
Tier I risk-based capital	8.94%	9.38%	9.46%	10.25%	14.87%	15.67%	16.11%
Total risk-based capital	10.08%	10.47%	10.49%	11.31%	16.00%	16.78%	17.23%
Average shareholders’ equity to average total assets	9.94%	11.05%	10.80%	12.10%	12.36%	12.70%	11.99%
Average tangible shareholders’ equity to average total tangible assets	6.49%	6.97%	6.86%	11.56%	11.81%	12.08%	11.31%
Dividend payout ratio	44.83%	56.52%	54.10%	71.97%	56.66%	60.25%	46.05%
Other Data:
Banking locations	30	30	30	30	16	17	17
Full time equivalent employees	374	370	349	365	247	229	231

(1)	Our results for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and for the six months ended June 30, 2005 and 2004 have been reclassified to reflect the results of Sweet Water State Bank as a component of discontinued operations in accordance with SFAS 144. On June 20, 2005, Sweet Water State Bank met the requirements for its assets, liabilities and operations to be classified as discontinued operations under SFAS 144, and on August 1, 2005, we completed the sale of Sweet Water State Bank for $6.5 million. In connection with closing, Sweet Water State Bank paid us a $500 thousand dividend. See “Business — General” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Introduction.”

(2)	Net interest margin is the net yield on interest-earning assets. Net yield on interest-earning assets is net interest revenue, on a tax equivalent basis, divided by total interest-earning assets.

(3)	Efficiency ratio is the result of non-interest expense divided by the sum of net interest revenue and non-interest revenue.

(4)	Leverage ratio is defined as Tier I capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

SELECTED QUARTERLY FINANCIAL DATA

	2005

			Year to Date
	First	Second	June 30, 2005

	(Dollars in thousands except
	per share amounts)
	(Unaudited)
Interest revenue	$15,660	$17,709	$33,369
Interest expense	3,965	4,835	8,800

Net interest revenue	11,695	12,874	24,569
Provision for loan losses	1,210	1,457	2,667
Non-interest revenue	2,450	2,762	5,212
Non-interest expense	8,920	9,164	18,084

Income from continuing operations before income taxes	4,015	5,015	9,030
Income tax expense	1,295	1,576	2,871

Income from continuing operations	2,720	3,439	6,159

Income from discontinued operations before income taxes	251	232	483
Gain on sale of discontinued operations before income taxes	93	85	178

Total income from discontinued operations	158	147	305

Net income	$2,878	$3,586	$6,464

Basic income per share from continuing operations	$0.25	$0.31	$0.55

Basic income per share from discontinued operations	$0.01	$0.01	$0.03

Diluted income per share from continuing operations	$0.25	$0.31	$0.55

Diluted income per share from discontinued operations	$0.01	$0.01	$0.03

Basic earnings per share	$0.26	$0.32	$0.58

Diluted earnings per share	$0.26	$0.32	$0.58

	2004

	First	Second	Third	Fourth	Total

	(Dollars in thousands except per share amounts)
	(Unaudited)
Interest revenue	$11,681	$11,758	$12,808	$14,666	$50,913
Interest expense	2,762	2,726	2,957	3,483	11,928

Net interest revenue	8,919	9,032	9,851	11,183	38,985
Provision for loan losses	368	558	1,238	1,733	3,897
Non-interest revenue	2,490	2,811	2,729	2,487	10,517
Non-interest expense	7,855	7,894	7,889	8,149	31,787

Income from continuing operations before income taxes	3,186	3,391	3,453	3,788	13,818
Income tax expense	841	1,049	1,096	916	3,902

Income from continuing operations	2,345	2,342	2,357	2,872	9,916

Income from discontinued operations before income taxes	356	388	710	230	1,684
Gain on sale of discontinued operations before income taxes	0	0	0	1,484	1,484

Total income from discontinued operations	356	388	710	1,714	3,168
Income tax expense	246	135	261	1,141	1,783

Income from discontinued operations	110	253	449	573	1,385

Net income	$2,455	$2,595	$2,806	$3,445	$11,301

Basic income per share from continuing operations	$.21	$.22	$.21	$.26	$.90

Basic income per share from discontinued operations	$.01	$.02	$.04	$.06	$.13

Diluted income per share from continuing operations	$.21	$.22	$.21	$.26	$.90

Diluted income per share from discontinued operations	$.01	$.02	$.04	$.05	$.12

Basic earnings per share	$.22	$.24	$.25	$.32	$1.03

Diluted earnings per share	$.22	$.24	$.25	$.31	$1.02

	2003

	First	Second	Third	Fourth	Total

	(Dollars in thousands except per share amounts)
	(Unaudited)
Interest revenue	$7,271	$7,244	$7,024	$6,944	$28,483
Interest expense	2,010	1,857	1,620	1,526	7,013

Net interest revenue	5,261	5,387	5,404	5,418	21,470
Provision for loan losses	248	609	207	777	1,841
Non-interest revenue	1,887	2,220	1,591	1,384	7,082
Non-interest expense	4,635	4,682	4,849	4,726	18,892

Income from continuing operations before income taxes	2,265	2,316	1,939	1,299	7,819
Income tax expense	648	693	534	291	2,166

Income from continuing operations	1,617	1,623	1,405	1,008	5,653

Income from discontinued operations before income taxes	141	343	298	200	982
Income tax expense	39	115	98	61	313

Income from discontinued operations	102	228	200	139	669

Net income	$1,719	$1,851	$1,605	$1,147	$6,322

Basic income per share from continuing operations	$.19	$.18	$.16	$.11	$.64

Basic income per share from discontinued operations	$.01	$.03	$.02	$.02	$.08

Diluted income per share from continuing operations	$.19	$.18	$.16	$.11	$.64

Diluted income per share from discontinued operations	$.01	$.02	$.02	$.02	$.07

Basic earnings per share	$.20	$.21	$.18	$.13	$.72

Diluted earnings per share	$.20	$.20	$.18	$.13	$.71

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION
      Our common stock trades on The Nasdaq SmallCap Stock Market under the symbol “BTFG.” The table below sets forth, for the periods indicated, the high and low sale prices of our common stock as reported by The Nasdaq SmallCap Stock Market and the dividends declared per share on our common stock. We have applied to have our common stock listed for quotation on the Nasdaq National Market, and we expect our common stock to be traded on the Nasdaq National Market under the symbol “BTFG” immediately following the completion of this offering.

			Cash Dividends
	High	Low	Declared per Share

2005
Third quarter (through August 19, 2005)	$21.68	$18.24	$0.13
Second quarter	21.00	17.61	0.13
First quarter	24.90	18.84	0.13
2004
Fourth quarter	$24.75	$17.75	$0.13
Third quarter	19.66	16.35	0.13
Second quarter	18.45	16.01	0.13
First quarter	18.50	15.85	0.13
2003
Fourth quarter	$16.90	$15.04	$0.13
Third quarter	16.50	14.87	0.13
Second quarter	18.21	13.88	0.13
First quarter	15.00	11.00	0.13
      On                     , 2005, the last reported sale price of our common stock on The Nasdaq SmallCap Stock Market was $           per share. At June 30, 2005, there were 11,114,728 shares of our common stock outstanding, held by approximately 3,200 holders of record or through registered clearing agents.
      Dividends are paid at the discretion of our board of directors. We have paid regular quarterly cash dividends on our common stock since January 3, 1994, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements and our financial condition and will depend on cash dividends paid to us by the Banks. As a result, our ability to pay future dividends will depend upon the earnings of the Banks, their financial condition and their need for funds.
      Moreover, there are a number of federal and state banking policies and regulations that restrict our Banks’ ability to pay dividends. In particular, because each Bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the Banks are subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to serve as a source of financial strength to the Banks and to commit resources to support the Banks. In addition, federal and state agencies have the authority to prohibit us from paying a dividend to our shareholders. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future. Due to a substantial dividend paid to fund our acquisition of CommerceSouth, Inc., the Mobile Bank is currently required to obtain approval from the Alabama State Banking Department prior to paying any dividends to us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
      The following discussion and analysis reviews our results of operations and assesses our financial condition. The purpose of this discussion is to focus on information about us that is not otherwise apparent from the consolidated financial statements and related footnotes appearing elsewhere in this prospectus. Reference should be made to those statements and the selected financial data presented elsewhere in this prospectus for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future periods. Our discussion and analysis for the three and six month periods ended June 30, 2005 and June 30, 2004 are based on unaudited financial statements for such periods.
      We have updated our historical financial statements for discontinued operations related to Sweet Water State Bank. On April 7, 2005, we issued a press release announcing that we entered into a stock purchase agreement with respect to the sale of Sweet Water State Bank. On June 20, 2005, Sweet Water State Bank met the requirements under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), for being classified as discontinued operations. On August 1, 2005, we completed the sale of the stock of Sweet Water State Bank. On August 5, 2005, we filed our quarterly report on Form 10-Q for the quarter ended June 30, 2005, and that quarterly report classified the assets, liabilities and operations of Sweet Water State Bank as discontinued operations in accordance with SFAS 144. This reclassification has no effect on the Company’s reported net income for any reporting period and has no material effect on the Company’s results of operations or financial condition.
Executive Summary
      We are a multi-bank holding company that was originally formed in 1985 as a Delaware corporation under the name Mobile National Corporation. In 1993, we changed our name to South Alabama Bancorporation, Inc. and, in 1996, reincorporated in Alabama. In May 2002, we changed our name to BancTrust Financial Group, Inc.
      As a bank holding company, our results of operations are almost entirely dependent on the results of operations of our subsidiary Banks. The following table sets forth our subsidiary Banks and selected data related to each Bank:

	Number of		Total Assets at
Bank	Locations	Market Area Counties	June 30, 2005

			(In thousands)
Mobile Bank	17	Baldwin, Escambia, Marengo, Mobile, Monroe in Alabama	$714,729
Florida Bank	8	Bay, Okaloosa, Walton in Florida	$372,631
Eufaula Bank	5	Autauga, Barbour, Montgomery in Alabama	$234,977
      Through the Banks, BancTrust Company, our wholly owned trust company subsidiary, and BancTrust Financial Services, Inc., a wholly owned securities and insurance subsidiary of the Mobile Bank, we offer a broad range of traditional banking services to our customers, including retail banking, trust, insurance and securities services and products.
      Like most community banks, we derive the majority of our revenue from the interest we earn on our loans and investments, and our greatest expense, after salaries, is the interest we pay on interest-bearing deposits and borrowings. Consequently, one of the key measures of our success is our net interest income, which is the difference between the revenues we earn on our interest-earning assets, such as loans and investments, and the expenses we pay on our interest-bearing liabilities, such as interest-bearing deposits and borrowings. Another key measure of our success is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.
      There are risks inherent in all loans, so we maintain an allowance for loan losses that we believe is adequate to absorb probable losses inherent in our loan portfolio. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. We have included a discussion of this process, as well as several tables describing our allowance for loan losses, in the following discussions.
      In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers, including service charges on deposit accounts, mortgage fees, trust fees and investment services. We have also included a discussion of the various components of this non-interest income, as well as of our non-interest expense.
      We measure and monitor the following factors as key indicators of our financial performance:

•	Net income

•	Earnings per share

•	Loan and deposit growth

•	Credit quality
      Highlights of our financial performance for the six months ended June 30, 2005, versus the six months ended June 30, 2004 include:

•	Net income of $6.5 million, up 28% from $5.1 million

•	Diluted earnings per share of $0.58 compared to $0.46

•	Net interest margin of 4.74% compared to 4.30%

•	Return on average assets of 1.04% compared to 0.95%

•	Return on average equity of 10.46% compared to 8.56%

•	Nonperforming assets ratio of 0.38% down from 0.57%

•	Net charge-off ratio of 0.02% compared to 0.08%
      The following discussion and analysis also identifies significant factors that have affected our financial condition and results of operations during the periods included in the financial statements contained in this prospectus. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this prospectus.
Effect of Economic Trends
      During most of 2001 and during 2002, the United States experienced an economic decline. During this period, the economy was affected by lower returns of the stock markets. Economic data led the Federal Reserve to begin an aggressive program of reducing interest rates that moved the federal funds rate down 11 times during 2001 for a total reduction of 475 basis points. In 2002 and 2003, the federal funds rate was reduced another 100 basis points, bringing the federal funds rate in mid-2003 to its lowest level in 40 years.
      Despite sharply lower short-term rates, stimulus to the economy during 2003 was muted and consumer demand and business investment activity remained weak. During 2003 and most of 2004, the financial markets operated under historically low interest rates. As a result of these unusual conditions, Congress passed an economic stimulus plan in 2003. During 2004, many economists believed the economy was beginning to show signs of strengthening, and the Federal Reserve increased the federal funds interest rate by 100 basis points during the second, third and fourth quarters of 2004 and by an additional 100 basis points during the first six months of 2005. Many economists believe that the Federal Reserve will continue to increase rates during the remainder of 2005. No assurance can be given that the Federal Reserve will actually continue to raise interest rates or that the results we anticipate will actually occur.
      The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market areas, general real estate market deterioration, interest rate fluctuations, deteriorated collateral, title defects, inaccurate appraisals and financial deterioration of borrowers. Construction and development lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer and whether the buyer can obtain permanent financing. For several years, real estate values in our metropolitan Montgomery and coastal Alabama and Florida markets have increased, and employment trends in our market areas have been favorable. The general economy declined slightly in 2001 and 2002; however, the economy began showing signs of improvement in 2003. That improvement has continued through mid-year 2005. Neither loan demand in our markets nor our growth were significantly adversely impacted by the previously mentioned economic conditions, and both loan demand and our growth have to some extent been favorably impacted by the strong demand for real estate in our metropolitan Montgomery and coastal Alabama and Florida markets and historically low interest rates.
Critical Accounting Policies and Estimates
      We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our audited consolidated financial statements as of December 31, 2004, beginning on page F-     of this prospectus. Certain accounting policies require Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. A description of these policies is set forth below.

Allowance for Loan Losses
      The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. BancTrust’s determination of its allowance for loan losses is determined in accordance with SFAS Nos. 114 and 5. The amount of the allowance for loan losses and the amount of the provision charged to expense from time to time are based on periodic reviews of the portfolio, past loan loss experience, current and expected economic conditions and such other factors that, in Management’s judgment, deserve current recognition in estimating loan losses.
      A regular, formal and ongoing loan review is conducted to identify loans with unusual risks and probable loss. Management uses the loan review process to stratify the loan portfolio into risk grades. For higher-risk graded loans in the portfolio, the Banks determine estimated amounts of loss based on several factors, including historical loss experience, Management’s judgment of economic conditions and the resulting impact on higher-risk graded loans, the financial capacity of the borrower, secondary sources of repayment (including collateral) and regulatory guidelines. This determination also includes consideration of the balance of impaired loans (which are generally considered to be non-performing loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans’ estimated cash flows at each loan’s effective interest rate, the fair value of the collateral or the loan’s observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company’s control.

      In addition to evaluating probable losses on individual loans, Management also determines probable losses for all other loans in the portfolio. The amount of the allowance for loan losses related to all other loans in the portfolio is determined based on historical and current loss experience, portfolio mix by loan type and by collateral type, current economic conditions, the level and trend of loan quality ratios, and such other factors which, in Management’s judgment, deserve current recognition in estimating inherent loan losses. The methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.
COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

Three-Months Ended June 30, 2005 and 2004

Net Income
      The Company recorded income from continuing operations of $3.4 million, or $0.31 per share, during the second quarter of 2005, compared to income from continuing operations in the second quarter of 2004 of $2.3 million, or $0.22 per share. We recorded income from discontinued operations of $147 thousand, or $0.01 per share, in the second quarter of 2005 compared to income from discontinued operations in the second quarter of 2004 of $253 thousand, or $0.02 per share. Net interest revenue increased by $3.8 million, or 42.5 percent from the three months ended June 30, 2004 to the three months ended June 30, 2005. This increase is a result of significant increases in loan volume and in the net interest margin. Average interest-earning assets increased from $851.0 million for the first six months of 2004 to $1.066 billion in the first six months of 2005, an increase of $214.7 million or 25.2 percent. Our net interest margin increased to 4.80 percent for the second quarter of 2005 compared to 4.35 percent for the second quarter of 2004.

Provision for Loan Losses
      Our provision for loan losses is a reflection of actual losses experienced during the period and Management’s judgment as to the adequacy of the allowance for loan losses (see “Asset Quality and Allowance for Loan Losses”). Net charge-offs from continuing operations in the second quarter of 2005 were $46 thousand compared to $559 thousand in the same period for 2004. The provision for loan losses was $1.5 million in the second quarter of 2005 compared to $558 thousand for the comparable period in 2004, primarily a response to the growth in loans. The allowance for loan losses as a percentage of loans, net of unearned income, was 1.22 percent at June 30, 2005 and 1.11 percent at December 31, 2004. The increase in the ratio of the allowance as a percentage of loans is due to the increase in the loan loss allowance of $2.4 million, or 24.7 percent. Classified loans have increased slightly since December 31, 2004.

Non-Interest Revenue and Expense
      Non-interest revenue was $2.8 million for the second quarter of 2005, relatively unchanged from the quarter ended June 30, 2004. Excluding securities gains, net non-interest revenue increased $121 thousand during the second quarter of 2005 relative to the second quarter of 2004.
      Salary and employee benefit expense increased by $581 thousand, or 13.2 percent, from the second quarter of 2004 to the second quarter of 2005, primarily as a result of normal merit raises, additions to staff, the addition of two branches and the expensing of restricted stock grants.
      Net occupancy expense was $639 thousand in the second quarter of 2005, an increase of $38 thousand, or 6.3 percent, from the same period of 2004, primarily attributable to the opening of new branches and increased costs of general maintenance of older buildings that we occupy. Furniture and equipment expense increased $104 thousand, with the purchase of new equipment, including new item processing systems, contributing to this increase.
      Other expense was $2.6 million for the quarter ended June 30, 2005 compared to $2.1 million for the quarter ended June 30, 2004, an increase of $547 thousand, or 26.3 percent. Contributing to the increase in other expense were costs related to the restructuring and simplification of the banks’ deposits including marketing and advertising of the Banks’ products, increased data processing cost related to the growth of the Florida and Eufaula Banks, increased legal fees and increased payments for service to miscellaneous vendors. Other expense also includes items such as director fees, FDIC insurance, insurance costs, accounting fees, stationery and supplies, and loan collection fees.
      Anticipated significant capital expenditures over the next twelve months include construction of a new branch facility for the Mobile Bank, construction of a new branch facility for the Florida Bank, the purchase of a new loan production office for the Florida Bank and the purchase and renovation of a data processing facility for the Mobile Bank.
      Income tax expense was $1.7 million for the second quarter of 2005, compared to $1.2 million for the same period in 2004, reflecting higher taxable income. The effective combined federal and state tax rates for the second quarter of 2005 and 2004 were 31.6 percent and 31.3 percent, respectively.

Six-Months Ended June 30, 2005 and 2004

Net Income
      The Company recorded income from continuing operations of $6.2 million, or $0.55 per share, during the first six months of 2005, compared to income from continuing operations in the first six months of 2004 of $4.7 million, or $0.43 per share. We recorded income from discontinued operations of $305 thousand, or $0.03 per share, in the first six months of 2005 compared to income from discontinued operations of $363 thousand, or $0.03 per share, for the first six months of 2004. Net interest revenue increased by $6.6 million, or 36.9 percent. The significant increase in net interest revenue for the first six months of 2005 relative to the same period of 2004 was primarily attributable to an increase in our net interest margin from 4.39 percent for the first six months of 2004 to 4.74 percent for the first six months of 2005, combined with a 40.5 percent increase in loans at June 30, 2005 compared to June 30, 2004. Average interest-earning assets increased from $851.0 million for the first six months of 2004 to $1.066 billion in the first six months of 2005, an increase of 25.2 percent. Our net interest margin has increased because loans, our largest interest-earning asset, have grown 14.0 percent in the past six months. We are slightly asset sensitive, and this has contributed to the increase in our net interest margin also, but to a smaller extent. We anticipate that deposit interest rates will rise as we attempt to grow deposits in order to fund our loan growth, and the higher interest rates could impact our net interest margin in the future.

Provision for Loan Losses
      The provision for loan losses increased to $2.7 million in the first six months of 2005 compared to $926 thousand for the comparable period in 2004, primarily as a response to our loan growth. During the six months ended June 30, 2005, provisions to the allowance for loan losses were $2.4 million higher than net charge-offs, resulting in an increase in the allowance for loan losses from $9.6 million, or 1.11 percent of total loans, at December 31, 2004 to $12.0 million, or 1.22 percent of total loans, at June 30, 2005. Net charge-offs from continuing operations in the first six months of 2005 were $291 thousand compared to $620 thousand in the same period for 2004.

Non-Interest Revenue and Expense
      Non-interest revenue was $5.2 million for the six months ended June 30, 2005, compared to $5.3 million in the same period in 2004, a decrease of 1.7 percent. Excluding securities gains, net, non-interest revenue increased $173 thousand, or 3.5 percent, due primarily to an increase in mortgage loan processing fees from $919 thousand in the second quarter of 2004 to $1.1 million in the second quarter of 2005. This increase of $184 thousand, or 20.0 percent, follows a staff increase in our mortgage loan departments and what we have perceived to be an increase in home purchases in the markets we serve. Trust revenue in the first six months of 2005 of $828 thousand was down slightly from $906 thousand for the same period in 2004. Most of the decrease in trust revenue is attributable to normal fluctuation in the Trust Company’s revenue stream. Service charges on deposit accounts were also down slightly, primarily as a result of our having increased the analysis earnings credit on our corporate checking accounts. Securities gains decreased to $85 thousand in the first six months of 2005 from $347 thousand in the first six months of 2004. In making the decision to sell securities, Management considers the likelihood of these securities being called, the current types and rates of bonds available for reinvestment and the need to fund loan growth.
      Salary and employee benefit expense increased by $949 thousand, or 10.8 percent, from the first six months of 2004 to the first six months of 2005, primarily as a result of normal merit raises, increases in staff and stock grants.
      Net occupancy expense was $1.3 million in the first six months of 2005, an increase of $119 thousand, or 10.0 percent, from the same period of 2004, primarily attributable to the opening of new branches and increased costs of general maintenance for older buildings that we occupy. Furniture and equipment expense increased $193 thousand, or 15.3 percent, with the purchase of new equipment, including new item processing systems, contributing to this increase.
      Other expense was $5.2 million for the six months ended June 30, 2005 compared to $4.1 million for the six months ended June 30, 2004, an increase of $1.1 million, or 26.1 percent. Contributing to the increase in other expense were costs related to the restructuring and simplification of the Banks’ deposit products, increased data processing cost related to the growth of the Florida and Eufaula Banks, increases in legal fees, and increases in payments for service to miscellaneous vendors. Other expense also includes director fees, FDIC insurance, insurance costs, accounting fees, stationery and supplies, and loan collection fees.
      Income tax expense was $3.0 million for the first six months of 2005, compared to $2.3 million for the same period in 2004, reflecting higher taxable income. The effective combined federal and state tax rates for the first six months of 2005 and 2004 were 32.1 percent and 31.0 percent, respectively.
COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2005 AND DECEMBER 31, 2004

Overview
      Total assets at June 30, 2005 were $1.321 billion, an increase of $129.3 million, or 10.9 percent, from $1.191 billion at December 31, 2004. During the first six months of 2005, loans increased $121.1 million, or 14.0 percent and cash and cash equivalents increased $14.6 million, or 32.1 percent. These uses of funds during the first six months of 2005 were funded in part by an increase in deposits of $82.3 million, or 8.8 percent, a decrease in investment securities available for sale of $6.9 million, or 4.6 percent, an increase in short-term borrowings of $6.6 million, or 46.5 percent, and an increase in Federal Home Loan Bank (“FHLB”) borrowings of $35.0 million, or 59.8 percent.

Loans
      Total loans, net of unearned income, increased from $862.2 million at December 31, 2004 to $983.3 million at June 30, 2005, an increase of $121.1 million, or 14.0 percent. Loan demand in our metropolitan Montgomery and coastal Alabama and Florida markets has been strong since 2003, and is expected to remain so for the next several years, as the population of these markets increases and the desirability of the Gulf Coast as a place for permanent and secondary residents and tourists continues.

      The following table shows the breakdown of loans at June 30, 2005 and December 31, 2004.

	June 30,	December 31,
	2005	2004

	(In thousands)
Commercial, Financial and Agricultural	$168,808	$176,145
Real Estate — Construction	328,688	218,845
Real Estate — Mortgage	423,524	413,620
Installment	64,030	54,936

Total Loans	$985,050	$863,546

Investment Securities
      The composition of the investment portfolio by carrying amount is 0.22 percent U.S. Treasuries, 25.46 percent U.S. securities of government sponsored enterprises, 37.49 percent securities of state and political subdivisions, 29.01 percent mortgage backed securities, 3.86 percent FHLB Stock and 3.96 percent other securities. The portfolio includes $5.3 million of FHLB stock. The tax equivalent yield of the portfolio at June 30, 2005 was 5.08 percent and the average maturity, excluding mortgage backed securities as these have monthly principal payments, was 5 years and 3 months. We hold no trading securities or securities classified as held to maturity.

Deposits
      Total deposits increased from $940.0 million at December 31, 2004 to $1.022 billion at June 30, 2005, an increase of $82.2 million, or 8.8 percent. Non-interest-bearing demand deposits increased $43.9 million, or 24.7 percent, which included an increase in short term commercial deposits. Interest-bearing demand deposits increased $16.7 million, or 7.0 percent during the same period. Other time deposits, consisting of certificates of deposit, increased $20.4 million, or 11.0 percent, while large denomination time deposits increased $6.2 million, or 2.9 percent. We generally offer rates on large denomination time deposits that are consistent with rates we offer on time deposits under $100 thousand. Core deposits, considered to be total deposits less time deposits of $100 thousand or more, increased by $76.1 million, or 10.4 percent. Core deposit growth has been the strongest in coastal Alabama, Florida and Montgomery. All of these markets are considered growth markets, especially the areas from the Interstate 10 corridor south to the Gulf of Mexico. The growth has resulted from the influx of permanent residents, second home residents and a very strong tourist industry. Our primary emphasis is attracting and retaining core deposits from customers who will use other products and services offered by BancTrust. We realize, however, that in order to fund loan growth, it is necessary from time to time to pursue non-core funding sources such as brokered deposits and other borrowed funds such as Federal Home Loan Bank loans. At June 30, 2005, we had $33.3 million in brokered time deposits and $65.5 million in Federal Home Loan Bank borrowings.
      The following table shows the breakdown of deposits at June 30, 2005 and December 31, 2004.

	June 30,	December 31,
	2005	2004

	(In thousands)
Non-interest Bearing Demand Deposits	$222,176	$178,233
Interest-Bearing Demand Deposits	255,801	239,135
Savings Deposits	120,921	125,840
Large Denomination Time Deposits (of $100 thousand or more)	217,094	210,498
Other Time Deposits	206,226	186,252

Total Deposits	$1,022,218	$939,958

Long-term Debt
      As of June 30, 2005, our long-term debt consisted of advances from the Federal Home Loan Bank of $65.5 million, a $10 million bank loan to BancTrust, and an $18 million junior subordinated note issued by BancTrust to its wholly owned statutory trust subsidiary, in connection with an offering of trust preferred securities completed on December 18, 2003. We used the proceeds from the trust preferred offering and the $10 million bank loan to finance a portion of the acquisition of CommerceSouth, Inc., pursuant to a merger of CommerceSouth with and into BancTrust. We increased our Federal Home Loan Bank borrowings by $35 million during the first six months of 2005, primarily to fund the increase in loans.

Asset Quality and Allowance for Loan Losses
      Non-performing assets include accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned. Commercial, business and installment loans are classified as non-accrual by Management upon the earlier of: (i) a determination that collection of interest is doubtful, or (ii) the time at which such loans become 90 days past due, unless collateral or other circumstances reasonably assure full collection of principal and interest.
      The following table is a summary of non-performing assets of continuing operations.

	June 30,	December 31,
	2005	2004

	(Dollars in thousands)
Accruing loans 90 days or more past due	$3	$51
Loans on non-accrual	2,743	1,924
Renegotiated loans	958	972

Total non-performing loans	3,704	2,947
Other real estate owned	344	664

Total non-performing assets	$4,048	$3,611

Accruing loans 90 days or more past due as a percent of loans	0.00%	0.01%
Total non-performing loans as a percent of loans	0.38%	0.34%
Total non-performing assets as a percent of loans and other real estate owned	0.41%	0.42%
      The following table is a summary of non-performing assets of Sweet Water State Bank.

	June 30,	December 31,
	2005	2004

	(Dollars in thousands)
Accruing loans 90 days or more past due	$10	$51
Loans on non-accrual	194	272
Renegotiated loans	0	0

Total non-performing loans	204	323
Other real estate owned	0	0

Total non-performing assets	$204	$323

Accruing loans 90 days or more past due as a percent of loans	0.03%	0.12%
Total non-performing loans as a percent of loans	0.52%	0.78%
Total non-performing assets as a percent of loans and other real estate owned	0.52%	0.78%
      Accruing loans 90 days or more past due from continuing operations decreased from year end 2004 to June 30, 2005 by $48 thousand. Loans on non-accrual for the same period increased by $819 thousand, a result of one loan at the Florida Bank being put on non-accrual.

      Not included in the non-performing assets table are loans totaling $6.4 million at June 30, 2005, as to which Management has reservations about the ability of the borrowers to comply with present repayment terms. These credits were considered in determining the adequacy of the allowance for loan losses and, although they are currently performing, they are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers severe financial difficulties. Any loans, other than those described earlier in this paragraph, which are classified for regulatory purposes as loss, doubtful, substandard or special mention, and which are not included as non-performing loans, do not (i) represent or result from trends or uncertainties which Management reasonably expects will materially impact future operating results, or (ii) represent material credits about which Management is aware of any information which causes Management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.
      The amount of impaired loans determined under SFAS No. 114 has been considered in the summary of non-performing assets above. These credits were considered in determining the adequacy of the allowance for loan losses and are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers severe financial difficulties.
      The allowance for loan losses represents Management’s assessment and estimates of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain the allowance for loan losses at a level believed to be adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, Management reviews the size, quality, and risk of loans in the portfolio. Management also considers such factors as: (1) our loan loss experience; (2) the amount of past due and nonperforming loans; (3) specific known risks, the status, amounts and values of nonperforming loans; (4) specific known risks, the status, amounts and values of nonperforming assets (including loans); (5) underlying collateral values securing loans; (6) current and anticipated economic conditions; and (7) other factors which affect the allowance for potential credit losses.
      The allowance for loan losses represented 3.24 times non-performing loans at June 30, 2005 and 3.26 times non-performing loans at December 31, 2004. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio, including non-performing loans and classified loans, and adjusting the allowance when appropriate. Management considered the allowance for loan losses adequate at June 30, 2005 to absorb anticipated future losses inherent in the loan portfolio. No assurance can be given, however, that adverse economic circumstances or other events, including additional loan review, examination findings or changes in borrowers’ financial conditions, will not result in increased losses in the loan portfolio or in the need for increases in the allowance for loan losses.

Capital Resources
      Our equity as a percentage of total assets at June 30, 2005 was 9.57 percent, compared to 10.26 percent at December 31, 2004. This decrease resulted primarily from the growth in assets of $129.3 million. Our primary capital ratio (defined as the sum of common and preferred stock, additional paid in capital, retained earnings, allowance for loan losses and contingency and capital reserves divided by total assets) was 10.46 percent at June 30, 2005 compared to 11.02 percent at year-end 2004.
      We are required by our various banking regulators to maintain certain capital-to-asset ratios under the regulators’ risk-based capital guidelines. These guidelines are intended to provide an additional measure of a financial institution’s capital adequacy by assigning weighted levels of risk to various components of the institution’s assets, both on and off the Statement of Condition. Under these guidelines capital is measured in two tiers. These capital tiers are used in conjunction with “risk-weighted” assets in determining “risk-weighted” capital ratios. If we fail to meet minimum capital adequacy requirements, our banking regulators could take regulatory action against us that could have a direct material adverse effect on our consolidated financial statements.

      Our Tier I capital, which is shareholders’ equity plus debt related to issuance of trust preferred securities less goodwill and accumulated other comprehensive income, was $97.7 million at June 30, 2005 and $92.8 million at December 31, 2004. Our Tier II capital consists of the allowable portion of the allowance for loan losses, which was $12.5 million at June 30, 2005 and $10.1 at December 31, 2004. Total capital, which is Tier I capital plus Tier II capital, was $110.2 million at June 30, 2005, and $102.9 million at December 31, 2004. Our consolidated Tier I and Total capital ratios, expressed as a percentage of total risk-weighted assets, were 8.94 percent and 10.08 percent, respectively, at June 30, 2005, and 9.46 percent and 10.49 percent, respectively, at December 31, 2004. Both the June 30, 2005 and December 31, 2004 ratios exceed the minimum required ratios of four percent and eight percent for Tier I and Total capital, respectively.
      We closely monitor the adequacy of regulatory capital and strive to maintain capital sufficient to support our continued rapid growth, especially in our coastal Florida and Alabama markets and our metropolitan Montgomery market.
      The components of our capital calculations for June 30, 2005 are shown below:

June 30, 2005

(Dollars
in thousands)
Tier I capital —
Tangible common shareholders’ equity	$79,704
Debt related to issuance of trust preferred securities	18,000

Total Tier I capital	97,704
Tier II capital —
Allowable portion of the allowance for loan losses	12,456

Total capital (Tiers I and II)	$110,160

Risk-adjusted assets	$1,093,369
Quarterly average assets	1,246,204
Risk-based capital ratios:
Tier I capital	8.94%
Total capital (Tiers I and II)	10.08%
Tier I leverage ratio	7.84%
      During the second quarter of 2005, BancTrust declared a regular quarterly dividend of $0.13 per share, payable July 1, 2005 to shareholders of record as of June 15, 2005.

Liquidity
      Liquidity management involves the ability to meet the day-to-day cash flow requirements of customers, primarily depositors’ withdrawals and borrowers’ requirements for funds, in a cost efficient and timely manner. Appropriate liquidity management is achieved by carefully monitoring anticipated liquidity demands and the amount of available liquid assets to meet those demands. Liquid assets (cash and cash items, deposits with other banks, federal funds sold and securities available for sale, excluding pledged securities) totaled $109.2 million at June 30, 2005 and $92.2 million at December 31, 2004. Liquid assets represented 8.27 percent of total assets at June 30, 2005 as compared to 7.7 percent at December 31, 2004. The net change in cash and cash equivalents for the six month period ended June 30, 2005 was an increase of $14.6 million, or 32.1 percent. Cash includes currency on hand and demand deposits with other financial institutions. Cash equivalents are defined as short-term and highly liquid investments, which are readily convertible to known amounts of cash and so near maturity that there is no significant risk of changes in value due to changes in interest rates. We have available, if needed, federal fund lines of credit and FHLB lines of credit that may be used to meet short-term liquidity needs.

COMPARISON OF ANNUAL PERIODS

Financial Condition

Average Assets and Liabilities
      Average assets in 2004 were $1.11 billion, compared to $678.6 million in 2003. Excluding the Eufaula and Florida Banks, which were acquired in the CommerceSouth, Inc. acquisition in December of 2003, and the assets associated with discontinued operations, average assets increased $9.6 million from 2003 to 2004. Average loans, net, in 2004 were $718.3 million or 96.6 percent higher than average loans, net, of $365.2 million in 2003. Excluding the Eufaula and Florida Banks, average loans increased $39.0 million. Loan growth was slow during the years 2000 through 2002 in the markets we served; however, there was a significant increase in loan demand beginning in 2003, and the demand continued to accelerate in 2004. We anticipate that strong loan demand will continue through 2005, especially in our metropolitan Montgomery and Alabama and Florida Gulf Coast market areas.
      Average deposits of $828.7 million in 2004 were 71.1 percent higher than average deposits of $484.4 million in 2003. Excluding the Eufaula and Florida Banks, average deposits increased $14.9 million. Short-term and long-term borrowings consist of federal funds purchased, FHLB borrowings, a loan from an unrelated commercial bank, overnight repurchase agreements, a note payable to our subsidiary statutory trust issued in connection with our trust preferred offering and deposits in the treasury tax and loan account. We used the $10.0 million loan from the unrelated commercial bank, which is included in long-term debt, to partially fund the acquisition of CommerceSouth, Inc. Our reliance on these funding sources has historically been low; however, we have recently increased our use of these types of borrowings to fund loan growth that has outpaced deposit growth.
      Our average equity as a percent of average total assets in 2004 was 10.8 percent, compared to 12.1 percent in 2003. Average equity in 2004 and 2003 included approximately $46.9 million and $4.2 million, respectively, recorded as intangible assets related to acquisitions accounted for as purchases.
Table 1
DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Average Assets
Cash and non-interest-bearing deposits	$36,593	$24,418	$21,906	$18,791	$16,749
Interest-bearing deposits	566	52	936	856	590
Federal funds sold	7,276	10,933	17,129	12,180	4,817
Investment securities	160,737	155,690	147,113	125,519	126,899
Loans, net	718,340	365,221	341,496	339,086	324,454
Premises and equipment, net	36,009	13,637	13,177	12,214	11,540
Other real estate owned, net	650	510	116	57	171
Intangible assets	46,885	4,181	3,981	4,079	4,278
Other assets	10,967	4,943	5,379	6,420	8,362
Assets related to discontinued operations	91,656	99,011	85,084	57,179	57,647

Average Total Assets	$1,109,679	$678,596	$636,317	$576,381	$555,507

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Average Liabilities and Shareholders’ Equity
Non-interest-bearing demand deposits	$155,441	$87,901	$78,830	$72,593	$69,288
Interest-bearing demand deposits	226,731	134,656	133,480	125,974	123,800
Savings deposits	96,808	35,361	33,381	30,357	30,062
Time deposits	349,685	226,424	220,135	206,595	194,052

Total deposits	828,665	484,342	465,826	435,519	417,202
Short-term borrowings	20,434	8,459	8,100	6,935	9,709
FHLB advances and long-term debt	50,030	12,621	6,000	6,000	6,508
Other liabilities	8,600	4,355	3,151	3,911	3,934
Liabilities related to discontinued operations	82,130	86,683	74,582	50,812	51,610
Shareholders’ equity	119,820	82,136	78,658	73,204	66,604

Average Total Liabilities and Shareholders’ Equity	$1,109,679	$678,596	$636,317	$576,381	$555,567

Loans
      Average loan growth was strong in both 2004 and 2003 as economic conditions in our markets began to improve. Our average loan-to-deposit ratio was 87.7 percent in 2004 compared to 76.4 percent in 2003 and 74.4 percent in 2002. Our loan-to-deposit ratio at year-end 2004 rose to 91.7 percent compared to 84.7 percent at year-end 2003 and 73.4 percent at year-end 2002.
      Our lending strategy concentrates on originating loans with relatively short maturities or, in the case of loans with longer maturities, with floating rate arrangements when possible. Of our outstanding loans at December 31, 2004, $627.1 million, or 72.6 percent, mature within one year or otherwise price within one year. Maintaining high levels of short-term and variable rate loans in our portfolio is a key component of our interest rate risk management strategy and has been a key contributor to our improving net interest revenue and net interest margin during the recent rising interest rate environment, as discussed more fully under “Results of Operations.”
      We offer, through third party arrangements, certain mortgage loan products that we sell to these third parties shortly after origination and that are therefore not retained in our loan portfolio. These products expand our mortgage loan product offerings and have generated significant fee income during the recent periods of lower mortgage rates. These fees have come from first and second home purchases as well as substantial home refinancing volume. As interest rates rise, we expect that mortgage loan refinancing volume will decrease somewhat; however, first and second home purchase volume is expected to remain strong in our Alabama and Florida Gulf Coast markets in the near term.
      Table 2 shows the distribution of our loan portfolio by major category at December 31, 2004, and at year-end for each of the previous four years. Table 3 depicts maturities of selected loan categories and the interest rate structure for such loans maturing after one year.

Table 2
DISTRIBUTION OF LOANS BY CATEGORY

	December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Commercial, financial, and agricultural	$176,145	$166,447	$105,906	$103,976	$107,437
Real estate — construction	218,845	58,312	24,953	22,592	16,590
Real estate — mortgage	413,620	370,871	174,097	171,674	167,340
Installment	54,936	52,497	47,285	46,341	47,339

Total loans	$863,546	$648,127	$352,241	$344,583	$338,706

Table 3
SELECTED LOANS BY TYPE AND MATURITY

	December 31, 2004
	Maturing

		After One but
	Within	Within	After
	One Year	Five Years	Five Years	Total

	(Dollars in thousands)
Commercial, financial, and agricultural	$118,518	$51,052	$6,575	$176,145
Real estate — construction	175,515	43,330	0	218,845
Real estate — mortgage	170,949	213,542	29,129	413,620

	$464,982	$307,924	$35,704	$808,610

Loans maturing after one year with:
Fixed interest rates		$170,810	$11,955
Floating interest rates		137,114	23,749

		$307,924	$35,704

Securities
      SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that securities be classified into one of three categories: held to maturity, available for sale or trading. Securities classified as held to maturity are stated at amortized cost. Securities are classified as held to maturity if Management has the positive intent, and we have the ability, to hold the securities until they mature. Securities classified as available for sale are stated at fair value. Securities are classified as available for sale if they are to be held for indefinite periods of time, such as securities Management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risks, changes in liquidity needs, the need to increase regulatory capital or other similar factors. At December 31, 2004, all of our securities were in the available for sale category. At December 31, 2004, we held no trading securities or securities classified as held to maturity.
      The maturities and weighted-average yields of securities available for sale at December 31, 2004, are presented in Table 4 at amortized cost using the average stated contractual maturities. The average stated contractual maturities may differ from the average expected life because of amortized principal payments or because borrowers may have the right to call or prepay obligations. Tax equivalent adjustments, using a 34 percent tax rate, have been made when calculating yields on tax-exempt obligations. Included in other investments are equity securities, primarily FHLB stock in the amount of $3.6 million, which do not mature but are included in the after 10 years category. Mortgage backed securities are shown only in the total as these securities have monthly principal payments.

Table 4
MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

	December 31, 2004

			After One but		After Five but
	Within		Within		Within		After
	One Year		Five Years		Ten Years		Ten Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
Securities available for sale
U.S. Treasury securities	$0	0.00%	$300	4.50%	$0	0.00%	$0	0.00%	$300	4.50%
U.S. Government sponsored enterprises	0	0.00	20,644	3.68	9,993	3.78	4,493	4.04	35,130	3.72
State and political subdivisions	2,039	4.73	12,903	5.36	18,151	6.15	20,181	7.39	53,274	6.37
Other investments	514	1.99	2,573	5.25	0	0.00	6,297	4.96	9,384	4.89
Mortgage backed securities	0	0.00	0	0.00	0	0.00	0	0.00	44,641	4.49

Total securities available for sale	$2,553	4.18%	$36,420	4.39%	$28,144	5.31%	$30,971	6.42%	$142,729	5.04%

Deposits and Short-Term Borrowings
      Growth in average deposits was slow in 2002 and 2003, increasing by only 4.0 percent over the two-year period. In 2004 average deposits grew $344.3 million, or 71.1 percent, compared to 2003. The CommerceSouth transaction accounted for $329.4 million, or all but 3.1 percent, of the increase in average deposits in 2004, with the remaining increase resulting from growth in the Gulf Coast markets of Alabama. Our deposit mix, on average, has not significantly changed over the past few years. We define core deposits as total deposits less certificates of deposit of $100,000 or more. Core deposits, as a percentage of total deposits, represented 77.6 percent and 78.7 percent at year-end 2004 and 2003 respectively. While our primary deposit taking emphasis focuses on attracting and retaining core deposits from customers who will also use our products and services, Management has recognized that in order to fund loan growth, it is necessary from time to time to pursue non-core funding sources such as large certificates of deposit and other borrowed funds. Access to non-core funding sources is particularly important in periods of very rapid loan growth, such as we experienced during 2004. We expect to continue to use non-core funding sources to augment our core deposit growth in order to meet loan demand in 2005.
Table 5
AVERAGE DEPOSITS

	Average for the Year

	2004		2003		2002

	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate
	Outstanding	Paid	Outstanding	Paid	Outstanding	Paid

	(Dollars in thousands)
Non-interest-bearing demand deposits	$155,441		$87,901		$78,830
Interest-bearing demand deposits	226,731	.75%	134,656	.76%	133,480	1.39%
Savings deposits	96,808	1.07	35,361	.77	33,381	1.52
Time deposits	349,685	2.08	226,424	2.34	220,135	3.31

Total average deposits	$828,665		$484,342		$465,826

      Table 6 reflects maturities of time deposits of $100,000 or more, including brokered deposits, at December 31, 2004. Deposits of $210.5 million in this category represented 22.4 percent of total deposits at year-end 2004, compared to $162.5 million representing 21.3 percent of total deposits at year-end 2003.
Table 6
MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

At December 31, 2004

Under	3-12	Over
3 Months	Months	12 Months	Total

(Dollars in thousands)
$108,226	$69,327	$32,945	$210,498

      Short-term borrowings include three items: (1) federal funds purchased; (2) securities sold under agreements to repurchase, which are overnight transactions with large corporate customers, commonly referred to as “repos”; and (3) other, representing borrowings from the FHLB, the Federal Reserve through its discount operations and U.S. Treasury tax and loan funds on deposit subject to a note payable to the U.S. Treasury Department. We sold federal funds of $8.3 million on average during 2004 while average short-term borrowings were $20.4 million. Management has sought to control the volume of short-term borrowings within certain acceptable limits. While our short-term borrowings have remained within these limits, during 2004, as Table 7 demonstrates, we relied much more than we have historically on short-term borrowings as a funding source to meet rapid loan growth, and we expect that we will continue to rely on short-term borrowings as a loan funding source in the near term.
Table 7
SHORT-TERM BORROWINGS

	2004			2003			2002

		Average	Weighted		Average	Weighted		Average	Weighted
	Maximum	Balance	Average	Maximum	Balance	Average	Maximum	Balance	Average
	Month-End	During	Interest	Month-End	During	Interest	Month-End	During	Interest
	Balance	Year	Rate	Balance	Year	Rate	Balance	Year	Rate

	(Dollars in thousands)
Federal funds purchased	$21,986	$11,080	1.90%	$13,905	$941	1.90%	$1,450	$529	2.31%
Securities sold under agreement to repurchase	10,203	6,629	0.68	9,375	6,994	0.51	9,981	6,836	.94
Other	11,000	2,725	1.98	9,315	524	1.34	2,814	735	1.87

Total short-term borrowings		$20,434	1.52%		$8,459	0.72%		$8,100	1.10%

FHLB Advances and Long-term Debt
      We use FHLB advances as an alternative to other funding sources with similar maturities. We favor FHLB advances as a funding source because they are flexible, allowing us to quickly obtain funding with the mix of maturities and rates that best suits our overall asset/liability management strategy. Our FHLB advances totaled $30.5 million at December 31, 2004, an increase of $10.0 million from December 31, 2003. We used our long-term FHLB advances primarily to fund loan originations.
      Of our outstanding FHLB advances at December 31, 2004, $20.5 million had fixed interest rates, and one $10.0 million advance had a variable interest rate that reprices quarterly. Note 11 to the consolidated financial statements included in this prospectus sets forth additional information relating to outstanding balances, scheduled maturities and rates of our FHLB advances.
      In 2003, we increased our long-term borrowings by issuing a note payable to our wholly owned statutory trust subsidiary, BancTrust Capital Trust I (the “Trust”), which the Trust purchased by selling $18.0 million of trust preferred securities to investors. The note payable matures in December 2033. We pay interest on the note to the Trust, and the Trust pays distributions on trust preferred securities quarterly on the last day of March, June, September, and December. The interest rate we and the Trust pay is reset quarterly at Three-Month LIBOR plus 290 basis points. We used the proceeds from the note payable to finance a portion of the purchase price for CommerceSouth, Inc. We do not have the option to repay any amounts of the note payable until December 2008.
      Other long-term debt as of December 31, 2004 also includes a $10 million loan from an unrelated bank to the Company. This loan was incurred in January of 2004 to finance a portion of the purchase price for CommerceSouth, Inc. The loan is secured by a portion of BancTrust’s stock in the Mobile Bank. This loan matures in 2009 and requires monthly interest payments at a floating rate of interest, reset monthly, of LIBOR plus 1.10 percent. The Company has the option to repay any part of the principal of the loan at any time without penalty. This loan does not require principal payments until December 31, 2006, at which time the remaining principal must be amortized over the remaining life of the loan.
Asset/ Liability Management
      The purpose of asset/liability management is to maximize return while minimizing risk. Maximizing return means achieving or exceeding our profitability and growth goals. Minimizing risk means managing four key risk factors: (1) liquidity; (2) interest rate sensitivity; (3) capital adequacy; and (4) asset quality. Our asset/liability management involves a comprehensive approach to Statement of Condition management that meets the risk and return criteria established by Management and the Board of Directors. Management has not used derivative financial instruments as part of the asset/liability management process.
      Our primary market risk is our exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing the effects of changes in market rates of interest on operating results and asset and liability fair values. A key component of our interest rate risk management strategy is to manage and match the maturity and repricing characteristics of our assets and liabilities.
      We use modeling techniques to simulate the effects various changes in market rates of interest would have on our interest income and on the fair values of our assets and liabilities. Important elements that affect the risk profile of our Statement of Condition in interest rate risk modeling include the mix of floating versus fixed rate assets and liabilities and the scheduled, as well as expected, repricing and maturing volumes and rates of assets and liabilities. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all interest-earning assets and interest-bearing liabilities, we would expect a net increase in net interest income of $2.4 million for the year following the rate increase. Under a scenario simulating a hypothetical 100 basis point decrease, we would expect a net decrease in net interest income of $5.1 million for the year following the rate decrease. These hypothetical examples are not a precise indicator of future events or of the actual effects such rate increases or decreases would actually have on our financial condition and operating results. Instead, they are reasonable estimates of the results anticipated if the assumptions used in the modeling techniques were to occur.
Liquidity
      Liquidity represents the ability of a bank to meet loan commitments as well as deposit withdrawals. Liquidity is derived from both the asset side and the liability side of the Statement of Condition. On the asset side, liquidity is provided by marketable investment securities, maturing loans, federal funds sold and cash and cash equivalents. On the liability side, liquidity is provided by a stable base of core deposits. In addition to our ability to meet liquidity demands through current assets and liabilities, we have available, if needed, federal funds lines of credit and FHLB lines of credit. Our Asset/ Liability Committee, which consists of certain members of Management and the Board of Directors, monitors our liquidity position and formulates and implements corrective measures in the event certain liquidity parameters are exceeded.
Contractual Obligations and Off-Balance Sheet Arrangements
      Tables 8 and 9 present information about our contractual obligations, which by their terms are not short-term, and off-balance sheet arrangements at December 31, 2004.

Table 8
CONTRACTUAL OBLIGATIONS

	Less Than	One to	Three to	More Than
	One Year	Three Years	Five Years	Five Years	Total

	(Dollars in thousands)
FHLB advances and long-term debt(1)	$8,500	$10,000	$22,000	$18,000	$58,500
Operating leases	266	591	429	382	1,668
Certificates of deposit	321,355	66,387	8,361	647	396,750

Total	$330,121	$76,978	$30,790	$19,029	$456,918

(1)	Refer to Note 11 in the consolidated financial statements, “Federal Home Loan Bank Advances and Long-Term Debt,” for additional information about these obligations, including certain redemption features.
Table 9
OFF-BALANCE SHEET ARRANGEMENTS

		Over One Year
	One Year	through Five	Over Five
	or Less	Years	Years	Total

	(Dollars in thousands)
Lines of credit — unused	$144,504	$18,878	$2,409	$165,791
Standby letters of credit	26,721	4,621	0	31,342

Total	$171,225	$23,499	$2,409	$197,133

Interest Rate Sensitivity
      By monitoring our interest rate sensitivity, Management attempts to maintain a desired balance between the growth of net interest revenue and the risks that might result from significant changes in interest rates in the market. One tool for measurement of this risk is gap analysis, whereby the repricing of assets and liabilities is compared within certain time categories. By identifying mismatches in repricing opportunities within a time category, we can identify interest rate risk. The interest sensitivity analysis presented in Table 10 is based on this type of gap analysis, which assumes that rates earned on interest-earning assets and rates paid on interest-bearing liabilities will move simultaneously in the same direction and to the same extent. However, the rates associated with these assets and liabilities typically change at different times and in varying amounts.
      Changes in the composition of interest-earning assets and interest-bearing liabilities can increase or decrease net interest revenue without affecting interest rate sensitivity. The interest rate spread between assets and their corresponding liabilities can be significantly changed while the repricing interval for both remains unchanged, thus impacting net interest revenue. Over a period of time, net interest revenue can increase or decrease if one side of the Statement of Condition reprices before the other side. An interest sensitivity ratio of 1.0 (earning assets divided by interest-bearing liabilities), which represents a matched interest rate sensitive position, does not guarantee maximum net interest revenue. Before making adjustments to earning assets, Management must evaluate several factors, including the general direction of interest rates, in order to determine the type of investment and the maturity needed to maximize net interest revenue while minimizing interest rate risk. Management may, from time to time, accept calculated risks associated with interest sensitivity in an attempt to maximize net interest revenue. We do not currently use derivative financial instruments to manage interest rate sensitivity.
      At December 31, 2004, our three-month gap position (interest-earning assets divided by interest-bearing liabilities) was 119 percent, and our twelve-month cumulative gap position was 104 percent. Both positions were within the range established by Management as acceptable. Our three-month gap position indicates that, in a period of rising interest rates, each $1.19 of earning assets that reprice upward during the three months would be accompanied by $1.00 in interest-bearing liabilities repricing upward during the same period. Thus, under this scenario, net interest revenue could be expected to increase during the three-month period of rising rates, as interest income increases would exceed increases in interest expense. Likewise, our twelve-month gap position indicates that each $1.04 of interest-earning assets that reprices upward during such period would be accompanied by upward repricing of $1.00 in interest-bearing liabilities resulting in an increase in net interest revenue. In a period of falling rates, the opposite effect might occur. While certain categories of liabilities are contractually tied to interest rate movements, most, including deposits, are subject only to competitive pressures and do not necessarily reprice directly with changes in market rates. Management has some flexibility when adjusting rates on these products. Therefore, the repricing of assets and liabilities would not necessarily take place at the same time and in the same amounts.
      The following table summarizes our interest-sensitive assets and liabilities from continuing operations as of December 31, 2004. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities. Investment securities are included in the period in which they are scheduled to mature. Certificates of deposit are presented according to contractual maturity dates.
Table 10
INTEREST SENSITIVITY ANALYSIS

	December 31, 2004

	Interest Rate Sensitive			Non-Interest Rate
	Within (Cumulative)			Sensitive Within

	3 Months	3-12 Months	1-5 Years	5 Years	Total

	(Dollars in thousands)
Interest-Earning Assets
Loans(1)	$542,252	$627,060	$847,999	$15,547	$863,546
Unearned income	0	0	0	(1,339)	(1,339)
Less allowance for loan losses	0	0	0	(9,608)	(9,608)

Net loans	542,252	627,060	847,999	4,600	852,599
Investment securities	2,541	5,848	49,061	95,033	144,094
Federal funds sold	6,000	6,000	6,000	0	6,000
Interest-bearing deposits in other financial institutions	414	414	414	0	414

Total interest-earning assets	$551,207	$639,322	$903,474	$99,633	$1,003,107

Interest-Bearing Liabilities
Non-interest-bearing deposits	$0	$0	$0	$178,233	$178,233
Interest-bearing demand deposits	239,135	239,135	239,135	0	239,135
Savings deposits(2)	0	0	0	125,840	125,840
Large denomination time deposits	108,226	177,553	210,498	0	210,498
Other time deposits	63,810	143,802	185,605	647	186,252
Short-term borrowings	14,114	14,114	14,114	0	14,114
FHLB advances and long-term debt	38,000	40,000	58,500	0	58,500

Total interest-bearing liabilities	$463,285	$614,604	$707,852	$304,720	$1,012,572

Interest rate sensitivity gap	$87,922	$24,718	$195,622
Interest-earning assets/interest-bearing liabilities	1.19	1.04	1.28
Interest rate sensitivity gap/interest-earning assets	.16	.04	.22

(1)	Non-accrual loans are included in the “Non-Interest Rate Sensitive Within 5 Years” category.

(2)	Certain types of savings accounts are included in the “Non-Interest Rate Sensitive Within 5 Years” category. In Management’s opinion, these liabilities do not reprice in the same proportions as interest rate-sensitive assets, as they are not responsive to general interest rate changes in the economy.

Capital Resources
      Tangible shareholders’ equity (shareholders’ equity less goodwill, other intangible assets and accumulated other comprehensive income) was $74.8 million at December 31, 2004, compared to $65.5 million at December 31, 2003. At year-end 2004, our Tier I capital ratio decreased to 9.46 percent from 10.25 percent at year-end 2003. The decrease was due in part to the fact that risk-weighted assets from year-end 2003 to year-end 2004 increased by 20.5 percent, whereas total capital grew by only 11.7 percent. In December 2003, we formed a wholly-owned statutory trust subsidiary (the “Trust”). The Trust issued $18.0 million of trust preferred securities guaranteed by BancTrust on a junior subordinated basis. We obtained the proceeds from the Trust’s sale of trust preferred securities by issuing junior subordinated debentures to the Trust, and used the proceeds to partially finance the purchase price of CommerceSouth., Inc. Under revised Interpretation No. 46 (“FIN 46R”) recently promulgated by Financial Accounting Standards Board (“FASB”), the Trust must be deconsolidated with us for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve Board recently adopted changes to its capital rules with respect to the regulatory capital treatment afforded to trust preferred securities. The Federal Reserve Board’s new rules permit qualified trust preferred securities and other restricted capital elements to be included as Tier I capital up to 25% of core capital, net of goodwill and intangibles. We believe that our trust preferred securities qualify under these revised regulatory capital rules and expect that we will continue to treat our $18.0 million of trust preferred securities as Tier I capital. For regulatory purposes, the trust preferred securities are added to our tangible common shareholders’ equity to calculate Tier I capital.
      Our leverage ratio, defined as tangible shareholders’ equity divided by quarterly average assets, was 8.28 percent at year-end 2004 compared to 13.19 percent at December 31, 2003. This decrease is a function of the growth in total assets. The Federal Reserve and the FDIC require bank holding companies and banks to maintain certain minimum levels of capital as defined by risk-based capital guidelines. These guidelines consider risk factors associated with various components of assets, both on and off the Statement of Condition. Under these guidelines, capital is measured in two tiers, and these capital tiers are used in conjunction with “risk-based” assets in determining “risk-based” capital ratios. Our capital ratios expressed as a percentage of total risk-adjusted assets, for Tier I and Total Capital were 9.46 percent and 10.49 percent, respectively, at December 31, 2004. We exceeded the minimum risk-based capital guidelines at December 31, 2004, 2003, and 2002. The minimum guidelines are shown on Table 11. (See “Management’s Discussion and Analysis — Capital Adequacy,” and Note 15 of Notes to Consolidated Financial Statements).

Table 11
RISK-BASED CAPITAL

	December 31,

	2004	2003	2002

	(Dollars in thousands)
Tier I capital —
Tangible common shareholders’ equity	$74,815	$65,546	$71,977
Debt related to issuance of trust preferred securities	18,000	18,000	0

Total Tier I capital	92,815	83,546	71,977

Tier II capital —
Allowable portion of the allowance for loan losses	10,117	8,607	5,451

Total capital (Tier I and Tier II)	$102,932	$92,153	$77,428

Risk-adjusted assets	$81,643	$814,843	$483,916
Quarterly average assets	1,121,447	633,606	658,953
Risk-based capital ratios:
Tier I capital	9.46%	10.25%	14.87%
Total capital (Tier I and Tier II)	10.49%	11.31%	16.00%
Minimum risk-based capital guidelines:
Tier I capital	4.00%	4.00%	4.00%
Total capital (Tier I and Tier II)	8.00%	8.00%	8.00%
Tier I leverage ratio	8.28%	13.19%	10.92%
Results of Operations

Net Interest Revenue
      Net interest revenue, the difference between amounts earned on assets and the amounts paid on interest-bearing liabilities, is the most significant component of earnings for a financial institution. Changes in interest rates, changes in the volume of assets and liabilities, and changes in the asset/liability mix are the major factors that influence net interest revenue. Presented in Table 12 is an analysis of net interest revenue, weighted-average yields on interest-earning assets and weighted-average rates paid on interest-bearing liabilities for the past three years.
      Net yield on interest-earning assets is net interest revenue, on a tax equivalent basis, divided by total interest-earning assets. This ratio is a measure of our effectiveness in pricing interest-earning assets and funding them with both interest-bearing and non-interest-bearing liabilities. Our net yield in 2004, on a tax equivalent basis, increased 28 basis points to 4.47 percent compared to 4.19 percent in 2003. After a rapid decline that began in 2001, interest rates stabilized in 2003, as did our net yield on interest-earning assets. As market interest rates began to rise in mid-2004, our net yield also began to increase. Added to the positive effect of rising market rates of interest on our net interest margin was a large increase in our loan volume. We expect market interest rates and our loan volume to continue to rise in 2005, and Management expects that we will continue to benefit from a favorable net interest margin in the near term. However, if our loan originations continue to significantly outpace our deposit growth in 2005, we may be required to more aggressively price deposits in order to avoid even greater dependence on brokered deposits and borrowings to fund loans. Increasing the interest rates we pay on deposits could have a negative effect on our net interest margin.

Table 12
NET INTEREST REVENUE

	2004			2003			2002

	Average		Interest	Average		Interest	Average		Interest
	Amount	Average	Earned/	Amount	Average	Earned/	Amount	Average	Earned/
	Outstanding	Rate	Paid	Outstanding	Rate	Paid	Outstanding	Rate	Paid

	(Dollars in thousands)
Interest-earning assets
Taxable securities	$101,236	4.01%	$4,055	$106,132	3.84%	$4,073	$100,426	5.27%	$5,288
Non-taxable securities	59,501	4.05	2,411	49,558	4.62	2,289	46,687	4.86	2,271

Total securities	160,737	4.02	6,466	155,690	4.09	6,362	147,113	5.14	7,559
Loans(1)	726,791	6.10	44,365	370,004	5.95	22,011	346,472	6.62	22,950
Federal funds sold	7,276	1.04	76	10,933	1.00	109	17,129	1.59	272
Interest-bearing deposits	566	1.06	6	52	1.92	1	936	3.53	33

Total interest-earning assets	895,370	5.69	50,913	536,679	5.31	28,483	511,650	6.02	30,814

Non-interest-earning assets
Cash and due from banks	36,593			24,418			21,906
Premises and equipment, net	36,009			13,637			13,177
Other real estate	650			510			116
Other assets	10,967			4,943			5,379
Goodwill and other intangible assets	46,885			4,181			3,981
Assets of discontinued operations	91,656			99,011			85,084
Allowance for loan losses	(8,451)			(4,783)			(4,976)

Total	$1,109,679			$678,596			$636,317

Interest-bearing liabilities
Interest-bearing demand and savings deposits	$323,539	0.84%	$2,730	$170,017	0.76%	$1,300	$166,861	1.42%	$2,367
Time deposits	349,685	2.08	7,257	226,424	2.34	5,296	220,135	3.31	7,285
Short-term borrowings	20,434	1.52	311	8,459	0.72	61	8,100	1.10	89
FHLB advances and long-term debt	50,030	3.26	1,630	12,621	2.82	356	6,000	5.50	330

Total interest-bearing liabilities	743,688	1.60	11,928	417,521	1.68	7,013	401,096	2.51	10,071

Non-interest-bearing liabilities
Demand deposits	155,441			87,901			78,830
Liabilities of discontinued operations	82,130			86,683			74,582
Other	8,600			4,355			3,151

	246,171			178,939			156,563

Shareholders’ equity	119,820			82,136			78,658

Total	$1,109,679			$678,596			$636,317

Net Interest Revenue		4.09%	$38,985		3.63%	$21,470		3.51%	$20,743

Net yield on interest-earning assets		4.35%			4.00%			4.05%
Tax equivalent adjustment		0.12			0.19			0.20

Net yield on interest-earning assets (tax equivalent)		4.47%			4.19%			4.25%

(1)	Loans classified as non-accrual are included in the average volume classification. Loan fees of $2,606, $838 and $774 for the years ended 2004, 2003 and 2002, respectively, are included in the interest amounts for loans.
      Table 13 reflects the changes in our sources of taxable-equivalent interest income and expense between 2004 and 2003 and between 2003 and 2002. The variances resulting from changes in interest rates and the variances resulting from changes in volume are shown.

      Tax-equivalent net interest revenue in 2004 was $17.6 million higher than in 2003. Total interest revenue increased by $22.5 million, while total interest expense increased $4.9 million. Both total interest revenue and total interest expense increased almost entirely due to volume, a result of the growth we experienced during 2004, especially in loan volume.
      Tax-equivalent net interest revenue in 2003 was $735 thousand higher than in 2002. Total interest revenue decreased by $2.3 million, which was more than offset by the decrease in total interest expense of $3.1 million. Both total interest revenue and total interest expense decreased due to rate, as a result of interest-earning assets and interest-bearing liabilities continuing to reprice downward due to the general lowering of market rates of interest that began in 2001.
Table 13
ANALYSIS OF TAXABLE-EQUIVALENT INTEREST INCREASES (DECREASES)

	2004 Change from 2003			2003 Change from 2002

		Increase (Decrease)			Increase (Decrease)
		Due to(1)			Due to(1)
	Total			Total
	Change	Volume	Rate	Change	Volume	Rate

	(Dollars in thousands)
Interest-Earning Revenue:
Taxable securities	$(18)	$(192)	$174	$(1,215)	$229	$(1,444)
Non-taxable securities	177	629	(452)	26	198	(172)

Total securities	159	437	(278)	(1,189)	427	(1,616)
Loans	22,354	21,252	1,102	(939)	1,457	(2,396)
Federal funds sold	(33)	(37)	4	(163)	(80)	(83)
Deposits	5	8	(3)	(32)	(31)	(1)

Total	22,485	21,660	825	(2,323)	1,773	(4,096)

Interest-Bearing Expense:
Interest-bearing demand and savings deposits	1,430	1,194	236	(1,067)	25	(1,092)
Other time deposits	1,961	2,797	(836)	(1,989)	151	(2,140)
Short-term borrowing	250	132	118	(28)	3	(31)
FHLB advances and long-term debt	1,274	1,080	194	26	250	(224)

Total	4,915	5,203	(288)	(3,058)	429	(3,487)

Net interest revenue	$17,570	$16,457	$1,113	$735	$1,344	$(609)

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.
Provision for Loan Losses and Allowance for Loan Losses
      The provision for loan losses is the charge to earnings that is added to the allowance for loan losses in order to maintain the allowance at a level that is adequate to absorb inherent losses in our loan portfolio. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Loan review procedures are in place to ensure that potential problem loans are identified. The procedures Management follows include a continuous review of the portfolios by our loan review department.
      Management’s evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, work-out and collection arrangements, and possible concentrations of credit. The loan review process also includes an evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, and other economic factors. Each quarter this review is quantified in a report, prepared by loan review officers, and delivered to Management which uses the report to determine whether any adjustments to the allowance for loan losses are appropriate. Management submits these quarterly reports to BancTrust’s Board of Directors. The amount of the allowance is affected by (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged-off, which increase the allowance; and (iii) the provisions for loan losses charged to income, which increase the allowance.
      Table 14 sets forth certain information with respect to our average loans, allowance for loan losses, charge-offs and recoveries for the five years ended December 31, 2004.
Table 14
SUMMARY OF LOAN LOSS EXPERIENCE

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Allowance for loan losses —
Balance at beginning of year	$7,786	$4,898	$4,872	$4,074	$3,710
Balance of acquired banks	0	3,424	0	0	0
Charge-offs
Commercial, financial and agricultural	1,254	1,904	331	394	595
Real estate — construction	0	0	0	0	0
Real estate — mortgage	568	102	77	4	213
Installment	497	626	563	677	352

Total charge-offs	2,319	2,632	971	1,075	1,160

Recoveries
Commercial, financial and agricultural	63	37	30	43	317
Real estate — construction	0	0	0	0	0
Real estate — mortgage	16	19	9	36	118
Installment	165	199	198	211	153

Total recoveries	244	255	237	290	588

Net charge-offs	2,075	2,377	734	785	572

Provision charged to operating expense	3,897	1,841	760	1,583	936

Allowance for loan losses — balance at end of year	$9,608	$7,786	$4,898	$4,872	$4,074

Loans at end of year, net of unearned income	$862,207	$647,379	$352,112	$344,463	$338,545
Ratio of ending allowance to ending loans	1.11%	1.20%	1.39%	1.41%	1.20%
Average loans, net of unearned income	$726,791	$370,004	$346,472	$343,345	$328,379
Non-performing loans from continuing operations	2,947	3,553	3,914	1,390	1,427
Ratio of net charge-offs to average loans	.29%	.64%	.21%	.23%	.17%
Ratio of ending allowance to total non-performing loans	326.03%	219.14%	125.14%	350.50%	285.49%
      Net charge-offs decreased to $2.1 million in 2004 compared to $2.4 million in 2003. The allowance for loan losses as a percentage of loans was 1.11 percent at December 31, 2004, and 1.20 percent at December 31, 2003. Management believes the decrease in our ratio of allowance for loan losses to total loans from 2003 to 2004 is acceptable because of improved asset quality as evidenced by the improvement in (1) the ratio of non-performing loans to loans (see Table 16); (2) the ratio of non-performing assets to loans and other real estate owned (see Table 16); (3) the ratio of the allowance for loan losses to non-performing loans (see Table 14); (4) the decrease in loans about which Management has reservations as a percentage of loans; and (5) an improving economy. The changes in the allocation of the allowance for loan losses (see table 15) from 2003 to 2004 are primarily attributable to the changes in our loan portfolio mix (see table 2). Loan charge-offs, changes in risk grades and adjustments to allocations on individual loans also affected the allocation of the allowance for loan losses. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio, including non-performing loans, and adjusts the allowance when appropriate. Management believes the current methodology used to determine the required level of reserves is adequate, and considered the allowance adequate at December 31, 2004.
Table 15
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	2004		2003		2002		2001		2000

		Percentage		Percentage		Percentage		Percentage		Percentage
		of Loans		of Loans		of Loans		of Loans		of Loans
		in Each		in Each		in Each		in Each		in Each
		Category		Category		Category		Category		Category
	Allowance	to Total	Allowance	to Total	Allowance	to Total	Allowance	to Total	Allowance	to Total
	Allocation	Loans	Allocation	Loans	Allocation	Loans	Allocation	Loans	Allocation	Loans

	(Dollars in thousands)
Commercial, financial & agricultural	$5,709	56.78%	$5,466	57.32%	$3,139	58.94%	$2,420	54.52%	$1,794	53.55%
Real estate	3,295	36.85	1,675	34.59	1,035	27.63	1,660	32.04	1,437	32.48
Installment	604	6.37	645	8.09	724	13.43	792	13.44	843	13.97

Total	$9,608	100.00%	$7,786	100.00%	$4,898	100.00%	$4,872	100.00%	$4,074	100.00%

Non-Performing Assets
      Non-performing assets include accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned. Commercial, business and installment loans are classified as non-accrual by Management upon the earlier of: (i) a determination that collection of interest is doubtful; or (ii) the time at which such loans become 90 days past due unless collateral or other circumstances reasonably assure full collection of principal and interest.
      Table 16 sets forth certain information with respect to accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned, all with respect to continuing operations.
      Non-performing loans of continuing operations were $2.9 million at year-end 2004 compared to $3.6 million at year-end 2003. Accruing loans 90 days or more past due decreased by $13 thousand from 2003 to 2004. Loans on non-accrual decreased by $565 thousand. As of December 31, 2004, renegotiated loans consisted of a single large loan that is performing as scheduled.
      Total non-performing assets as a percentage of loans and other real estate owned of continuing operations at year-end 2004 was 0.42 percent compared to 0.71 percent at year-end 2003 and 1.14 percent at year-end 2002.

Table 16
SUMMARY OF NON-PERFORMING ASSETS OF CONTINUING OPERATIONS

	December 31,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Accruing loans 90 days or more past due	$51	$64	$21	$926	$214
Loans on non-accrual	1,924	2,489	2,867	464	1,213
Renegotiated loans	972	1,000	1,026	0	0

Total non-performing loans	2,947	3,553	3,914	1,390	1,427
Other real estate owned	664	1,055	112	83	103

Total non-performing assets	$3,611	$4,608	$4,026	$1,473	$1,530

Loans 90 days or more past due as a percentage of loans	0.01%	0.01%	0.01%	0.27%	0.06%
Total non-performing loans as a percentage of loans	0.34%	0.55%	1.11%	0.40%	0.42%
Total non-performing assets as a percentage of loans and other real estate owned	0.42%	0.71%	1.14%	0.43%	0.45%
Details of Non-Accrual Loans
      The impact of non-accrual loans on interest income over the past three years is shown in Table 17. Not included in the table are loans totaling $4.9 million at December 31, 2004 as to which Management had reservations about the ability of the borrowers to comply with present repayment terms. These credits were considered in determining the adequacy of the allowance for loan losses and, while current, are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers significant financial difficulties. Any loans, other than those described earlier in this paragraph, which are classified for regulatory purposes as loss, doubtful, substandard or special mention, and which are not included as non-performing loans, do not (i) represent or result from trends or uncertainties which Management reasonably expects will materially impact future operating results; or (ii) represent material credits about which Management is aware of any information which causes Management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.
Table 17
DETAILS OF NON-ACCRUAL LOANS

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Principal balance at December 31,	$1,924	$2,489	$2,867	$464	$1,213
Interest that would have been recorded under original terms for the years-ended December 31,	145	111	139	70	90
Interest actually recorded in the financial statements for the years-ended December 31,	69	30	20	11	48
Non-Interest Revenue and Non-Interest Expense
      Non-interest revenue was $10.5 million in 2004, compared to $7.1 million in 2003, an increase of 48.5 percent. Excluding the Eufaula and Florida Banks, securities gains, net and the gain on the sale of our credit card portfolio, non-interest revenue decreased $492 thousand, or 7.9 percent, due primarily to the decrease of $430 thousand in mortgage loan processing fees. Despite the decrease from 2003, mortgage fee income was a significant source of non-interest revenue in 2004, accounting for $1.9 million. Trust revenue of $1.8 million was our second-largest single source of non-interest revenue in 2004. These two sources accounted for approximately 34.8 percent of our total non-interest revenue in 2004. The low interest rate environment that has existed for several years, combined with the fact that our branch network extends across high growth markets along the Gulf Coast counties of Alabama and Florida, has presented an opportunity to increase fee revenue in the mortgage area. While refinancing activity has slowed recently, new purchases of homes and condominiums remains strong in our markets and continues to offer significant opportunities for us to generate fee income associated with mortgage loan originations. Management intends to continue to pursue this and additional opportunities to increase non-interest revenue.
      Securities gains, net, increased to $625 thousand in 2004 from $360 thousand in 2003. In making the decision to sell securities, Management considers the likelihood of these securities being called, the current types and rates of bonds available for reinvestment and the need to fund loan growth. In 2003, we decided to outsource our credit card operations. The sale of our credit card portfolio resulted in a one-time gain of $460 thousand.
Table 18
NON-INTEREST REVENUE

	Year-Ended December 31,

	2004	2003	2002

	(Dollars in thousands)
Non-Interest Revenue:
Service charges on deposit accounts	$4,440	$2,628	$2,544
Trust revenue	1,756	1,716	1,898
Securities gains, net	625	360	783
Gain on sale of credit card portfolio	0	460	0
Other income, charges and fees	3,696	1,918	1,429

Total	$10,517	$7,082	$6,654

      One measure of performance in the banking industry is the efficiency ratio, calculated as non-interest expense divided by net interest revenue (tax adjusted) plus non-interest revenue. A lower efficiency ratio indicates a more efficient company. The ratio can be lowered by increasing revenue or by decreasing expenses. Our efficiency ratio in 2004 was 62.8 percent compared to 63.9 percent in 2003. The increase in the net interest margin in 2004 was the primary contributor to the decrease in our efficiency ratio compared to 2003. Included in the efficiency ratio calculation in 2004 was $749 thousand in intangible amortization expense compared to $0 in 2003.
      Non-interest expense increased 68.3 percent in 2004 compared to 2003. Excluding the Eufaula and Florida Banks, non-interest expense increased 1.7 percent. Salaries and pensions and other employee benefits costs, the largest non-interest expense category, increased 61.1 percent in 2004. Excluding the Eufaula and Florida Banks, salaries and pensions and other employee benefits costs increased 5.7 percent. Higher pension plan and benefit costs and the addition of new personnel needed following our expansion during 2004 caused most of the increase. Net occupancy expenses increased 73.6 percent in 2004 and resulted primarily from the CommerceSouth, Inc. purchase. Similarly, our acquisition of CommerceSouth, Inc. was the primary contributor to the 70.0 percent increase in our furniture and equipment expense in 2004. Our goodwill is not amortized under the provisions of SFAS No. 142, and, as a result, no goodwill amortization expense was recorded in 2004, 2003 or 2002. Other operating expenses in 2004 increased $3.4 million, or 64.7 percent, from 2003. Excluding the Eufaula and Florida Banks, other operating expense decreased 7.2 percent. In 2004, we consolidated two of our Banks into the Mobile Bank which eliminated duplicative operations in several areas, and reduced personnel and other operational costs.

Table 19
NON-INTEREST EXPENSE

	Year-Ended December 31,

	2004	2003	2002

	(Dollars in thousands)
Non-Interest Expense:
Salaries	$12,406	$8,618	$7,571
Pension and other employee benefits	4,990	2,182	2,066
Furniture and equipment expense	2,616	1,472	1,488
Net occupancy expense	2,358	1,358	1,235
Intangible amortization	749	0	0
Other expense	8,668	5,262	5,003

Total	$31,787	$18,892	$17,363

Income Taxes
      Income tax expense from continuing operations was $3.9 million in 2004, compared to $2.2 million in 2003, and $2.7 million in 2002. Our effective combined tax rate was 28.2 percent in 2004, compared to 27.7 percent in 2003 and 29.2 percent in 2002. Income tax expense from discontinued operations was $1.8 million in 2004, compared to $313 thousand in 2003, and $332 thousand in 2002.
Inflation and Other Issues
      Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, Management believes, our financial results are influenced more by Management’s ability to react to changes in interest rates than by inflation.
      Except as discussed in this Management’s Discussion and Analysis, Management is not aware of trends, events, or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations of the Company. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.
Quantitative and Qualitative Disclosures About Market Risk
      Quantitative and qualitative information about the market risks we face is found under the headings “Asset/ Liability Management” on page 40 and “Interest Rate Sensitivity” on page 41 of this prospectus.

BUSINESS
General
      We are a multi-bank holding company headquartered in Mobile, Alabama. We operate 30 banking offices through our subsidiaries in the southern half of Alabama and northwest Florida. We were originally incorporated as a Delaware corporation in 1985 under the name Mobile National Corporation. In 1993, we changed our name to South Alabama Bancorporation, Inc. We operated under that name until May of 2002, when we changed our name to BancTrust Financial Group, Inc. Substantially all of our current executive management team has been in place since 1989. At June 30, 2005, we had total consolidated assets of approximately $1.32 billion, total consolidated deposits of approximately $1.022 billion and total consolidated shareholders’ equity of approximately $126.4 million.
      We formed our Company in 1986 by acquiring all of the stock of the Mobile Bank. In 1993, we acquired the First National Bank, Brewton, Alabama, by means of a merger with that bank’s holding company. In 1996, we acquired The Monroe County Bank in the same manner. In 1998, we acquired the assets of Peterman State Bank by merging that bank into The Monroe County Bank, and we acquired Commercial National Bank of Demopolis by merger and converted it to an Alabama charter under the name Commercial Bank of Demopolis. We formed the Trust Company in 1998 as a trust corporation under Alabama law. In 1999, we acquired Sweet Water State Bank by means of a merger with that bank’s holding company. In 2002, we acquired Wewahitchka State Bank by merger with its holding company. In 2003, we acquired the Florida Bank and the Eufaula Bank through a merger with their holding company, CommerceSouth, Inc.
      In 2003, we began consolidating the Banks with the merger of BankTrust of Brewton (formerly First National Bank, Brewton) into the Mobile Bank. Continuing this consolidation strategy in 2004, we merged The Monroe County Bank and Commercial Bank of Demopolis into the Mobile Bank, leaving us with five subsidiary banks: the Mobile Bank, the Eufaula Bank, the Florida Bank, Sweet Water State Bank and BankTrust of Florida, formerly Wewahitchka State Bank (the “Wewahitchka Bank”). On October 15, 2004, we sold the Wewahitchka Bank, including approximately $50.3 million in total assets and approximately $43.4 million in total deposits, for $7.5 million; and on August 1, 2005, we sold Sweet Water State Bank, including approximately $56.0 million in total assets and approximately $50.8 million in total deposits, for $7.0 million, consisting of a $6.5 million purchase price and a $500,000 dividend. We anticipate merging the Eufaula Bank into the Mobile Bank in 2006 or 2007, but we expect to maintain the Florida Bank as a separate banking subsidiary for the foreseeable future.

Our Banking Subsidiaries
      Through our subsidiary banks, the Mobile Bank, the Florida Bank, and the Eufaula Bank, we offer a wide range of lending services, including real estate, consumer and commercial loans, to individuals, small businesses and other organizations that are located in or conduct a substantial portion of their business in our markets. We also offer a full array of retail and commercial deposit products and fee-based services to support our customers’ financial needs, including checking accounts, money market accounts, savings accounts and certificates of deposit. For our commercial customers we also offer cash management services such as lock-box, sweep account and repurchase agreements. Other traditional services offered include drive-in banking and night deposit facilities, 24-hour automated teller machines, internet banking, debit and credit card services and telephone banking.
      We currently have 30 bank branches and are completing plans to build two additional branch locations with one branch to be located in Mobile and the other to be in Panama City Beach, Florida. The new Mobile branch will serve to consolidate two smaller branches in Mobile. In addition to these branches, we plan to open a loan production office in Port St. Joe, Florida before the end of 2005.

Our Non-banking Subsidiaries
      In addition to our traditional banking services, we also offer our customers a full array of trust services through our subsidiary, the Trust Company. In addition to trust services, we offer our customers certain investment and insurance products through a subsidiary of the Mobile Bank, BancTrust Financial Services, Inc.
      The following table sets forth information regarding our holding company and our wholly-owned subsidiaries as of June 30, 2005:

	Mobile	Florida	Eufaula	Trust
	Bank	Bank	Bank	Company	Consolidated(1)

	(Dollars in thousands)
Banking Offices	17	8	5	2	30
Employees	181	89	67	19	374
Loans (Net of unearned income)	$510,258	$301,926	$171,156	$ n/a	$983,340
Investments	105,355	11,877	19,034	1,219	137,485
Total Assets	714,729	372,631	234,977	2,219	1,320,542
Deposits	576,158	171,613	274,615	n/a	1,022,218
Shareholders’ Equity	61,054	46,682	39,421	2,030	126,424

(1)	Amounts include BancTrust and its subsidiaries. All material intercompany balances have been eliminated in consolidation. Sweet Water State Bank is only included in Consolidated Total Assets, as it has been accounted for as a discontinued operation. Further segment information is included in Note 20 of the Notes to Consolidated Financial Statements included herein.
Market Areas and Competition
      We offer banking services in our subsidiary banks’ market areas of Autauga, Baldwin, Barbour, Escambia, Marengo, Mobile, Monroe and Montgomery Counties in Alabama and in Bay, Okaloosa and Walton Counties in Florida. Trust services are offered throughout Alabama and Florida through our trust subsidiary, BancTrust Company, and investment and certain insurance products are offered to all of our markets through BancTrust Financial Services.
      As of June 30, 2004, our Banks’ total deposits ranked sixth among financial institutions in our market areas, with approximately 4.5% of the market share, per SNL Financial.

	Number of	Our Market	Total Market		Market Share
Alabama Counties	Branches	Deposits	Deposits	Ranking	Percentage

	(Dollars in thousands)
Autauga	1	$6,890	$365,113	8	1.89%
Baldwin	3	47,375	2,423,466	11	1.95
Barbour	2	76,290	345,317	1	22.09
Escambia	3	104,723	477,141	1	21.95
Marengo	2	68,338	385,845	3	17.71
Mobile	7	196,665	4,802,704	5	4.09
Monroe	2	103,516	286,478	1	36.13
Montgomery	2	55,532	4,046,748	8	1.37

	Number of	Our Market	Total Market		Market Share
Florida Counties	Branches	Deposits	Deposits	Ranking	Percentage

Bay	2	$41,215	$2,112,637	11	1.95%
Okaloosa	3	24,172	2,842,319	20	0.85
Walton	3	116,825	696,862	2	16.76

      The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, finance companies, insurance companies, mortgage companies, securities brokerage firms and money market mutual funds, as well as super-regional, national and international financial institutions that operate offices in our market areas. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and new residents. Many of our competitors are larger financial institutions with substantially greater resources and lending limits such as AmSouth, Regions, and Wachovia (formerly SouthTrust).
      We believe our commitment to quality and personalized banking services is a factor, along with our delivery of services, product pricing, convenience and personal and local contacts with our customers, that allows us to compete effectively with these financial institutions.
Overall Business Strategy
      Our business strategy is to deliver a full range of bank and banking related products in a responsive and personalized manner. Each subsidiary and its employees are expected to be actively involved in all aspects of the community in which it operates. The members of the boards of directors of each of our subsidiaries are from the local markets which the subsidiary serves. In addition, to further enhance our local knowledge, we maintain local advisory boards in certain of our markets. We are able to compete effectively with larger financial institutions by providing superior customer service with localized decision making capabilities. The holding company provides corporate oversight and efficiencies in certain “back office” areas such as loan review, marketing and business development, certain personnel matters, accounting, auditing, compliance and information technology.

Strategic Plan
      In early 2004, our Board of Directors adopted a comprehensive Strategic Plan for our consolidated operations. This formal plan provides strategic goals and time-frames for the accomplishments of those goals and provides our executive leadership with guidelines for the operation of our business through the year 2008. Our Strategic Plan focuses on several different operational aspects of our business and includes the following:

Growth and Market Expansion
      Our plan is to grow our company through acquisitions of community banks and branch locations, the establishment of de novo branch offices and organic growth. In 2003, we decided to focus our operations on more attractive markets, based on population growth and other demographics. As a result, we began to identify and move out of the slower growth markets in our footprint and reinvest our capital in more attractive, higher growth markets throughout southern Alabama, metropolitan Montgomery and Florida. Our CommerceSouth acquisition, which we completed at the end of 2003, demonstrated our commitment to move into the higher growth areas of Montgomery-Prattville in Alabama and the Northwest Florida market.
      Additionally, within the last year we completed two sales of smaller banks in areas that no longer fit our strategic plan. In October 2004, we completed the sale of the Wewahitchka Bank for $7.5 million. The Wewahitchka Bank, located in Wewahitchka, Florida, represented total assets of approximately $50.2 million and total deposits of approximately $43.4 million at September 30, 2004. On August 1, 2005, we completed the sale of Sweet Water State Bank, located in Sweet Water, Alabama, for $6.5 million. In addition to the cash purchase price, we received, pursuant to the terms of the stock purchase agreement, a dividend from Sweet Water State Bank in the amount of $500 thousand. At June 30, 2005, Sweet Water

State Bank had total assets of approximately $53.5 million and total deposits of approximately $48.3 million. We reinvested most of the proceeds of both sales in our rapidly growing Florida Bank.
      BancTrust continually evaluates business combination opportunities and sometimes conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations take place. Since 1993, BancTrust has grown significantly through acquisitions of eight financial institutions representing in the aggregate (at the time the acquisitions were completed) approximately $770 million in assets.

Consolidation of Subsidiaries
      In addition to strategic initiatives involving acquisitions and dispositions, we have also successfully improved efficiencies and reduced back-office and regulatory expenses at the holding company level. As discussed above, we began the process of consolidating our subsidiary banks and banking charters in 2003. This reorganization is also a part of our Strategic Plan. We merged BankTrust of Brewton, an Alabama state bank, into the Mobile Bank in 2003 and subsequently merged The Monroe County Bank, an Alabama state bank, and Commercial Bank of Demopolis, another Alabama state bank, into the Mobile Bank in 2004. For operational reasons, we expect to maintain the Eufaula Bank as a separate subsidiary for one to two more years before merging it into the Mobile Bank. Our Florida Bank, which has a Florida charter, will remain as a separate subsidiary for the foreseeable future.

Financial Performance Goals
      As part of our Strategic Plan, our Board of Directors and executive management team have established specific financial goals for our business. These financial targets are identified and outlined by the market areas we serve for each year through the year 2008. The primary goals relate to profitability, growth and other peer group measures.

Credit Culture
      Maintenance of strong credit culture is an over-riding objective of our company. We have established performance standards for measuring loan quality in the areas of:

•	Past due loans;

•	Net charge offs/average loans;

•	Loan loss allowance balance;

•	Non-performing assets;

•	Loan loss allowance coverage of non-performing assets;

•	Classified loans/impaired capital; and

•	Classified loans/total loans.

Personnel Development
      Our human resource goals are to:

•	Attract and retain superior management and employees in our market;

•	Develop a robust training program to train and support superior employees; and

•	Maintain incentive and recognition programs throughout the organization that are accountability driven and aligned with our strategic intent.

Management Succession
      Realizing the importance of a succession plan to the development of our Management team and to our continuing success, we have established a plan that identifies certain key executive officer positions and their successors in the event someone is unexpectedly disabled or unable to perform his or her duties.

Technology Infrastructure
      As part of our overall Strategic Plan, we have designed a comprehensive technology plan which will support our growth. Some of the crucial areas addressed in our plan are:

•	Network integration;

•	Software integration;

•	Hardware inventory; and

•	Geographic and staffing requirements.

Marketing and Product Development
      Our marketing strategy consists of several primary elements which, working together, we believe will:

•	Promote a positive image of our company;

•	Allow us to offer the highest quality products and services in a cost effective manner;

•	Create and maintain a service and sales culture; and

•	Increase account penetration through sales efforts by training and rewarding our employees.
      Our Strategic Plan is periodically monitored and updated by a team of senior officers from the various operational areas of our company.
Lending Activities and Credit Administration
      We originate loans primarily in the categories of commercial, commercial real estate, individual and commercial construction and consumer. We also make available to our customers fixed rate, longer-term real estate mortgage loans in the residential real estate mortgage area. We are able to offer, through third party arrangements, certain mortgage loan products that do not require the longer-term loans to be carried on our books. These products allow us to gain the benefit of a larger variety of product offerings and have generated a significant amount of fee income for us for the last several years. These fees come from first and second home purchases, as well as from the large volume of home owners who have elected to refinance their home loans. The loan portfolio mix varies throughout our market areas. Second home purchase volume is high in our Alabama and Florida Gulf Coast markets. Generally speaking, we make loans with relatively short maturities or, in the case of loans with longer maturities, we attempt to issue loans with floating rate arrangements whenever possible. The largest component of our loan portfolio is loans secured by real estate mortgages. We obtain a security interest in real estate, whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. These loans will generally fall into one of four categories: (1) commercial, financial and agricultural loans; (2) real estate construction loans; (3) real estate mortgage loans; and (4) installment or consumer loans.

      Our loan portfolio at June 30, 2005 was comprised as follows:
     Distribution of Loans by Category

	June 30, 2005

	Mobile Bank	Florida Bank	Eufaula Bank	Total

	(Dollars in thousands)
Commercial, Financial and Agricultural	$123,532	$21,536	$23,740	$168,808
Real Estate — Construction	140,324	163,300	25,064	328,688
Real Estate — Mortgage	199,142	114,291	110,091	423,524
Installment	47,787	3,754	12,489	64,030

Total Loans	510,785	302,881	171,384	985,050
Less: unearned income	527	955	228	1,710

Loans, net of unearned income	$510,258	$301,926	$171,156	$983,340

Commercial, Financial, and Agricultural Loans
      Our commercial loan portfolio includes loans for commercial, financial and agricultural purposes. Commercial loans include credit lines for working capital and short-term seasonal or inventory financing, as well as letters of credit. These loans are generally secured by assets of the business, including accounts receivable, inventory and equipment. Loans in this category to established commercial customers may also be made on an unsecured basis. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. The increased risks in commercial loans are generally due to the type of assets collateralizing these loans and dependence on the continued operation of the business of the borrower. The majority of commercial lending is originated from the Mobile Bank.

Real Estate-Construction Loans
      We make residential and commercial real estate construction loans. Construction loans are generally made at floating rates, with maturities of one year or less and secured by first liens on the real estate. Construction loans involve additional risks not associated with purchased real estate transactions. They include the risk of the borrower’s failure to complete the project in a timely fashion or at all. Underwriting of real estate construction loans to individuals includes analysis of the borrower’s income, debt ratios, credit history and ability to obtain a commitment for permanent or secondary financing and the value of the completed collateral. Underwriting of real estate construction loans to commercial contractors and developers focuses on the ability of the borrower to provide cash flows sufficient for debt service, net worth of the owner or guarantor in the event the debt must be carried for a longer period of time, the value and location of the underlying collateral and the marketability of the property. The primary source of repayment from a construction project is dependent upon the successful completion of the project. On some projects, we may be forced to fund additional amounts to allow for the completion of a property or to hold the property for a longer period of time. While underwriting criteria are designed to identify what we believe to be acceptable levels of risks in connection with construction lending, no assurance can be given that these procedures will prevent losses resulting from the risks described above.

Real Estate-Mortgage Loans
      We make commercial mortgage loans to finance the purchase of real property and to fund credit lines for working capital, short-term seasonal or inventory financing, letters of credit and business ventures. Our commercial mortgage portfolio typically involves larger loans, the repayment of which is dependent, in a large part, on the borrower’s ability to generate sufficient net income from the collateral to service the debt. Commercial mortgage loans are usually guaranteed by the principals and are often secured by owner-occupied commercial buildings. Our underwriting standards require analysis of the borrower’s ability to service the debt and the guarantor’s ability to service the debt in the event the borrower cannot meet debt service requirements. The Mobile Bank’s commercial mortgage loans are generally secured by first liens on improved real estate, have floating rates or short-term fixed rates, 7 to 10 year amortizations and one to three year maturities. In our Alabama Gulf Coast and Florida markets, commercial real estate loans are typically related to the acquisition of land for future development. We typically require shorter maturities and lower loan to value ratios in these transactions because these loans generally have more risk. We typically do not participate in longer term development or construction loans related to these acquisitions. Since collateral values in this area have increased significantly in recent years, underwriting in this market focuses not only on the collateral value, but also on the borrower’s or guarantor’s ability to repay the debt without liquidating the property. Payments on our commercial real estate loans are often dependent on the successful operation or management of the properties, the successful marketing of the property for future development, or the successful liquidation of the property. Accordingly, the repayment of these loans is subject to adverse conditions in the relevant real estate market.
      In underwriting commercial mortgage loans, we seek to minimize our exposure by carefully reviewing the properties’ operating history and future cash flow potential, the stability of occupancy, the properties’ location and physical condition, and in the case of development property, the potential for future development.
      Our residential mortgage loans consist primarily of secondary market originations, home equity loans, and residential construction loans. Residential real estate loans are typically originated to resell into the secondary market. Generally speaking, we do not retain long-term, fixed-rate residential real estate loans in our portfolio. With the recent historic lows in interest rates, origination fee income from these home loans has been a source of significant income for us. Home equity lines of credit are based on the borrowers’ ability to repay the debt from their employment and other income sources.

Installment Loans
      In all of our markets, we make a variety of loans, including unsecured loans, to individuals for personal, family and household purposes. Installment loans, also known as consumer loans, are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or if they are secured the value of the collateral may be difficult to assess and the collateral may be more likely to decrease in value than real estate. Installment rates are both fixed and variable, with the terms being negotiable. Installment loans are underwritten based on several different criteria, including the borrower’s income, debt ratio, credit history and net worth, along with the availability and value of collateral. The repayment of these loans is more dependent on the borrower’s continuing financial stability and less dependent on collateral, if any, which is often a depreciating asset. At June 30, 2005, installment loans amounted to $64.0 million, or 6.5% of our loan portfolio.

Credit Risks and Lending Policies
      Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, including real estate values, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures.
      Our Board of Directors has established and annually reviews our lending policies and procedures. Each of our subsidiary banks have Loan Committees that make credit decisions based on our company-wide lending policies. These policies and procedures include officer and client lending limits, a multi-layered approval process for larger loans, documentation and examination procedures and follow-up procedures for any exceptions to credit policies. Loans above an established limit must be reviewed and approved by the Board of Directors or a Board appointed Loan Committee. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. We adhere to the guidelines established by our regulators and regularly monitor our credit relationships for compliance.

Loan Review
      We have a Loan Review Department that is part of the Internal Audit function of our company. Our Loan Review Department reports directly to our Audit Manager. Large credit relationships are reviewed on an on-going basis for continued financial, collateral, and guarantor support. New credit offerings are reviewed for adequacy of underwriting and collateral valuation. The Loan Review Department makes periodic on-site visits to each of our subsidiary banks. Typically, during these on-site visits, the loan review officers review 30-35% of the subsidiary Bank’s loan portfolio. All problem loans that are identified are included on an internal watch list. These loans are continually monitored for on-going repayment ability, collateral deterioration, and adequacy of any allowance for loan losses.
Deposits and Other Sources of Funding
      We consider core deposits to be the main source of funds used to support our assets. We offer a full range of deposit products designed to appeal to both individual and corporate customers, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types ranging from daily money market accounts to long-term certificates of deposit. Deposit rates are reviewed regularly by senior management. We believe that the rates we offer are competitive with those offered by other financial institutions in our area. Currently, we are in the process of streamlining and standardizing our line of deposit products for each of our subsidiary banks, and we expect to complete the process in the fall of 2005. This new deposit product line will allow our employees throughout the Company to offer the same products, regardless of location, and we believe the revised program will help us attract and retain deposits. In addition, we expect the advertising of our deposit products to be easier and more cost efficient in the future.
      Our primary emphasis is placed on attracting and retaining core deposits from customers who will purchase other products and services that we offer. We recognize that it is necessary from time to time to pursue non-core funding sources such as large certificates of deposit from outside of our market area and FHLB borrowings, especially during periods when loan growth is significantly greater than deposit growth. We view these as secondary sources of funds. Our out-of-market, or brokered, certificates of deposit represented 3.26% of total deposits at June 30, 2005.
Other Banking Services
      We offer a full range of other products and services that give our customers convenience and account access. Such products and services include internet and telephone banking, access to funds through ATM’s and debit cards, credit cards, safe deposit boxes, traveler’s checks, direct deposit and customer friendly telephone operators who direct the customer quickly to the appropriate area of the bank. We earn fees for most of these services, including debit and credit card transactions, sales of checks and wire transfers. We receive ATM transaction fees from transactions performed for our customers.
Securities
      While loans are our primary use of funds, most of our remaining liquid funds, after cash reserves, are invested in short-term securities. We invest primarily in securities issued by U.S. government sponsored enterprises, state and political subdivisions and mortgage-backed securities. We typically invest any surplus cash in the overnight federal funds market. Interest rate fluctuation, maturity, quality and concentration are all risks associated with the use of funds.
Employees
      As of June 30, 2005, we had 374 full-time equivalent employees. We are not a party to any collective bargaining agreement, and, in the opinion of Management, we enjoy satisfactory relations with our employees.

Properties
      Our corporate headquarters occupy an approximately 30,000 square foot facility located at 100 St. Joseph Street, in downtown Mobile, Alabama 36602. We lease this entire facility, which also houses the headquarters of the Trust Company and the Mobile Bank. The primary term of the lease for this building expires on December 31, 2005. We have exercised an option to extend the term of this lease for an additional five years, and we have an option to extend this lease for one additional term of five years. In addition to our corporate headquarters, we operate 29 office or branch locations, of which 26 are owned and three are subject to either building or ground leases. We paid annual rents in 2004 of approximately $297 thousand, and we paid rent through June 30, 2005 of approximately $161 thousand. At June 30, 2005, there were no significant encumbrances on our offices, equipment or other operational facilities.
Legal Proceedings
      In the ordinary course of operating our business, we may be a party to various legal proceedings from time to time. We do not believe that there are any pending or threatened proceedings against us, which if determined adversely, would have a material effect on our business, results of operations or financial conditions.

MANAGEMENT
Executive Officers and Directors
      The following table reflects certain information concerning the executive officers of BancTrust.

Name and Age	Information About Executive Officers

W. Bibb Lamar, Jr., 61	President, Chief Executive Officer and Director of BancTrust (1989 to present); Chief Executive Officer (1989 to present), Chairman (1998 to present) and President (1989 to 1998) of the Mobile Bank.

Michael D. Fitzhugh, 56	Executive Vice President of BancTrust (2004 to present); President, Chief Operating Officer and Director of the Mobile Bank (1998 to Present).

F. Michael Johnson, 59	Chief Financial Officer, Executive Vice President and Secretary of BancTrust (1993 to present); Executive Vice President and Cashier of the Mobile Bank (1986 to present).

Bruce C. Finley, Jr., 57	Senior Lending Officer of BancTrust (2004 to present); Executive Vice President (1998 to present) and Senior Loan Officer (1998-2004) of the Mobile Bank.
      Our Directors consist of Mr. Lamar and the following individuals:

Name, Age and Year Elected a Director	Position

Stephen G. Crawford, 65 1985	Attorney; Member of Hand Arendall, L.L.C., law firm, Mobile, Alabama.

David C. DeLaney, 58 1985	President, First Small Business Investment Company of Alabama, Mobile, Alabama.

Robert M. Dixon, Jr., 42 2005	President, M.C. Dixon Lumber Company, Inc., Eufaula, Alabama.

Greg B. Faison, 57 2004	Retired banker; formerly President and Chief Executive Officer of CommerceSouth, Inc., a publicly traded bank holding company which was merged into BancTrust at the end of 2003.

James A. Faulkner, 60 2004	Retired banker; formerly Vice Chairman of the Board and Chief Executive Officer of Century South Banks, Inc.

Broox G. Garrett, Jr., 56 1993	Attorney; Partner in Thompson, Garrett & Hines, LLP law firm, Brewton, Alabama.

W. Dwight Harrigan, 67 1997	President and Executive Vice President in alternating years of Scotch Lumber Company, Fulton, Alabama; Chairman of the Board of Harrigan Lumber Company, Monroeville, Alabama.

James P. Hayes, Jr., 57 1993	President, Economic Development Partnership of Alabama, Birmingham, Alabama.

Clifton C. Inge, 68 1985	Retired Insurance Executive; Chairman of the Board of Willis of Mobile, Inc., a subsidiary of Willis Group, Ltd., Insurance Brokers (1991-1998).

John H. Lewis, Jr., 63 2002	President and Chairman, Lewis Communications, Inc., Mobile, Alabama (Advertising Firm).

Name, Age and Year Elected a Director	Position

Harris V. Morrissette, 45 1997	President, Marshall Biscuit Company, Inc., Mobile, Alabama; Chairman of the Board, Azalea Aviation, Inc., Mobile, Alabama.

J. Stephen Nelson, 67 1993	Chairman and Director of BancTrust; formerly Chairman, Director and Chief Executive Officer of BankTrust of Brewton, until it was merged into the Mobile Bank in 2003.

Paul D. Owens, Jr., 59 1997	Attorney in private practice in Brewton, Alabama.

Dennis A. Wallace, 55 2004	Realtor; Baywood Realty, Santa Rosa Beach, Florida; former owner of South Bay Ace Hardware and Lumber Co., Inc., Santa Rosa Beach, Florida (1988-2000).

Earl H. Weaver, 66 1993	Sole proprietor, Earl H. Weaver Management Services, Brewton, Alabama (timber, oil, gas and general management concern).
Corporate Governance
      Our Board of Directors. We are governed by a Board of Directors that meets at least four times per year. The board consists of sixteen members, each of whom serves for a one-year term. Directors are elected each year at the annual meeting of shareholders by a majority of the votes cast by proxy or in person at the meeting. Directors perform their duties at board and committee meetings, by telephone conferences and through telephone and personal consultation with the chief executive officer, chief financial officer and other officers of the Company. Several board committees meet periodically throughout the year.
      Independence. Of our sixteen directors, only Messrs. Crawford, Faison, Lamar and Nelson do not meet the requirements for independence set forth in the listing standards of the National Association of Securities Dealers, Inc. or the standards for independence promulgated by the Securities and Exchange Commission. When we refer to directors being independent in this Corporate Governance section, we mean that they meet both standards, unless expressly stated to the contrary.
      Committees of the Board. Our Board of Directors has four standing committees: (1) the Executive Committee; (2) the Personnel Committee; (3) the Audit Committee; and (4) the Asset/ Liability Committee. Our subsidiary banks have separate boards and board committees.
      The Executive Committee consists of eight members, Stephen G. Crawford (Chairman), James P. Hayes, Jr., Clifton C. Inge, W. Bibb Lamar, Jr., J. Stephen Nelson, Paul D. Owens, Jr., Dennis A. Wallace and Earl H. Weaver. A majority of the members of the Executive Committee are independent directors. The Executive Committee occasionally meets prior to regularly scheduled board meetings and makes recommendations to the board on various matters. The committee may also meet at specially called meetings between board meetings when quick action is required or detailed study of an issue is desirable. For example, the Executive Committee may review and analyze strategic business opportunities. It has authority to act for the board between board meetings in a number of areas but is not empowered to make certain fundamental corporate decisions that are reserved to the full board.
      The Personnel Committee consists of four members, James A. Faulkner (Chairman), James P. Hayes, Jr., Harris V. Morrissette and Dennis A. Wallace, all of whom are independent directors. This committee has the authority to set the compensation of our senior executive officers, subject to full board approval. It also exercises oversight with regard to our benefit and incentive plans, particularly officer incentive plans such as bonus plans and restricted stock and stock option plans.

      Our Audit Committee consists of four members, David C. DeLaney (Chairman), James A. Faulkner, Harris V. Morrissette and Earl H. Weaver, all of whom are independent directors. The board has determined that Mr. DeLaney meets the criteria specified under applicable Securities and Exchange Commission regulations for an “audit committee financial expert.” The board believes that all of the Audit Committee members have the financial knowledge, business experience and independent judgment necessary for service on the Audit Committee. The Audit Committee has oversight responsibility with regard to our internal controls, financial reporting and audit functions. It has, among other duties, the responsibility of reviewing financial statements, evaluating internal accounting controls, reviewing reports of and to regulatory authorities and determining that all audits and examinations required by law are performed in a timely and appropriate manner.
      The Board of Directors has adopted a written charter for the Audit Committee, which it reviews annually and modifies when appropriate. Under the charter, the Audit Committee has the authority and is empowered to:

•	select, approve compensation and oversee the work of the independent auditor;

•	resolve major issues identified by internal audit and external audit regarding accounting principles and financial statement presentation;

•	pre-approve all auditing and appropriate non-auditing services performed by the independent auditor;

•	retain independent counsel and accountants to assist the committee;

•	seek information it requires from employees or external parties; and

•	meet with our officers, independent auditors or outside counsel as necessary.
      Nomination of Directors. We believe that obtaining input from all of our directors in connection with board nominations enhances the nomination process, and, therefore, we have no nominating committee. We do not have a charter governing the nomination process. Our nomination process is governed by the provisions of our Articles of Incorporation regarding shareholder nomination of directors and a board resolution providing that a majority of our independent directors will select nominees on behalf of the board.
      Code of Ethics. We have adopted a Code of Ethics, referred to as the Code, that applies to all of our directors, officers and employees. We believe the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including: the ethical handling of conflicts of interest; full, fair and accurate disclosure in filings and other public communications made by us; compliance with applicable laws; prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

Executive Compensation and Other Benefits
      The table below reflects annual compensation for W. Bibb Lamar, Jr., Stephen G. Crawford, Michael D. Fitzhugh, Caulie T. Knowles, III and F. Michael Johnson for services rendered in 2004, 2003, and 2002 to BancTrust and its subsidiaries, the Mobile Bank, the Florida Bank and the Trust Company.
SUMMARY COMPENSATION TABLE

				Long-Term Compensation Awards

		Annual Compensation(1)		Shares
				Underlying	All Other
Name and Principal Position	Year	Salary ($)(2)	Bonus ($)(3)	Options/SARs	Compensation ($)(4)

W. Bibb Lamar, Jr.	2004	$290,000	$126,672	10,000	$17,615
CEO, President and Director,	2003	250,000	50,000	0	14,722
BancTrust; CEO, Chairman	2002	230,000	80,000	0	15,851
and Director, Mobile Bank; Director, Trust Company
Stephen G. Crawford(5)	2004	$217,700	0	0	0
General Counsel and Director,	2003	98,233	$10,000	0	0
BancTrust; Director, Mobile Bank;	2002	14,350	0	650	0
Director, Trust Company
Michael D. Fitzhugh	2004	$160,000	$41,016	4,000	$12,597
EVP, BancTrust; COO,	2003	153,000	10,000	0	11,294
President and Director	2002	147,000	36,000	0	10,706
Mobile Bank; Director, Trust Company
Caulie T. Knowles, III(6)	2004	$160,000	$64,893	13,083	$12,026
EVP, BancTrust; CEO, President	2003	126,920	37,500	0	11,830
and Director, Florida	2002	115,233	42,375	0	9,736
Bank; CEO, President and Director, Eufaula Bank
F. Michael Johnson	2004	$155,000	$48,639	4,000	$13,113
EVP, CFO, and Secretary,	2003	136,000	25,000	0	9,969
BancTrust; EVP, CFO,	2002	124,000	29,800	0	9,679
and Secretary, Mobile Bank

(1)	Although Messrs, Lamar, Crawford, Fitzhugh, Knowles and Johnson each received perquisites and other personal benefits in the years shown, the value of these benefits did not exceed in the aggregate, for any one of them, the lesser of $50,000 or 10% of his salary and bonus in any year.

(2)	Includes for Mr. Crawford directors fees paid by BancTrust and its subsidiaries amounting to $17,700 in 2004, $14,900 in 2003 and $14,350 in 2002.

(3)	Amounts shown were paid by BancTrust for all years shown for Messrs, Lamar, Crawford, Fitzhugh and Johnson and for Mr. Knowles in 2004. For Mr. Knowles, in 2003 and 2002 amounts shown were paid by the CommerceSouth, Inc. Incentive Bonus Plan.

(4)	Represents employer matching and other contributions to the BancTrust Savings and Profit Sharing Plan for all years shown for Messrs, Lamar, Fitzhugh and Johnson, and for Mr. Knowles in 2004. For Mr. Knowles, in 2003 and 2002 amounts shown represent employer matching and other contributions to the CommerceSouth, Inc. ESOP and 401-k Plans.

(5)	Mr. Crawford resigned as General Counsel at the end of 2004, and he no longer serves as an executive officer. He continues to serve in the other capacities listed.

(6)	Mr. Knowles resigned from all positions with BancTrust and resigned from all positions with the Florida Bank, except director, effective June 1, 2005.

      In January 2005, our Board of Directors approved bonuses and a grant of restricted stock to certain of our officers in recognition of our strong performance, and particularly the successful integration of CommerceSouth, Inc., in 2004. If a grantee terminates employment for any reason other than death, disability or retirement prior to January 19, 2008, the restricted shares would be forfeited. In the event of death, disability or retirement during the restricted period, a prorated portion of the shares would be forfeited, based on the number of months that elapsed from January 19, 2005 until the event and the total restriction period of 36 months. In the event of a change in control of the Company, all restrictions would lapse. In addition, new base salary levels were set in January 2005 for executive officers. The bonuses and restricted shares awarded and the new base salaries for our named executive officers are as follows:

		Restricted	2005 Base
Name	Bonus	Shares	Salary

W. Bibb Lamar, Jr.	$126,672	6,000	$304,500
Stephen G. Crawford	0	0	0
Michael D. Fitzhugh	41,016	3,000	168,000
Caulie T. Knowles, III	64,893	3,000	172,000
F. Michael Johnson	48,639	3,000	162,750
      At its July meeting, our Board of Directors approved the grant of up to 34,000 shares of restricted stock under our 2001 Incentive Compensation Plan. This grant will be made in January of 2006 if certain performance goals for net income in 2005 are met. Mr. Lamar is eligible to receive up to 8,000 shares, assuming the performance goals are met, and the balance of the shares will be apportioned among other officers, including Mr. Fitzhugh and Mr. Johnson, in a manner to be determined by the board based on Mr. Lamar’s recommendation. If a grantee terminates employment for any reason other than death, disability or retirement prior to December 31, 2008, the shares would be forfeited. In the event of death, disability or retirement during the restricted period, a prorated portion of the shares would be forfeited, based on the number of months that elapsed from January 1, 2006 until the event and the 36-month restricted period. In the event of a change in control of the Company, all restrictions would lapse.
Stock Options
      The following table sets forth the grant of stock options during 2004 to Mr. Lamar, Mr. Crawford, Mr. Fitzhugh, Mr. Knowles and Mr. Johnson.
OPTION GRANTS IN LAST FISCAL YEAR

						Potential Realizable
						Value Assuming Rates
	Number of	% of Total				of Stock Price
	Shares	Options/SARs				Appreciation for
	Underlying	Granted to	Exercise or			Option Term(1)
	Options/SARs	Employees in	Base Price	Date	Expiration
Name	Granted	Fiscal Year	($/Sh)	Exercisable	Date	5%	10%

W. Bibb Lamar, Jr.	10,000	10.75%	$17.225	07/21/2005	07/21/2014	$82,533	$94,665
Stephen G. Crawford	0	0	0	NA	NA	0	0
Michael D. Fitzhugh	4,000	4.30	17.225	07/21/2005	07/21/2014	33,013	37,866
Caulie T. Knowles, III	13,083	14.07	17.190	03/17/2005	03/17/2014	108,435	124,308
F. Michael Johnson	4,000	4.30	17.225	07/21/2005	07/21/2014	33,013	37,866

(1)	Calculated by comparing the exercise price of such options and the market value of the shares of common stock subject to such options, assuming the market price of such shares increases by 5% and 10%, respectively, over the term of the options.

      The following table includes information with respect to options exercised and unexercised options held by Mr. Lamar, Mr. Crawford, Mr. Fitzhugh, Mr. Knowles and Mr. Johnson. All options shown have been adjusted for the 3 for 2 stock split in June 1998.
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
	Shares		December 31, 2004 (#)		December 31, 2004 ($)(2)
	Acquired on	Value Realized
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

W. Bibb Lamar, Jr.	9,000	$66,000	10,080	10,000	$130,561	$70,400
			5,000		61,793
			10,000		86,400
			11,250		95,325
			7,500		115,738
			7,500		114,488
			7,500		116,988
Stephen G. Crawford	650	$5,564	0	0	0	0
Michael D. Fitzhugh	0	0	5,180	4,000	$67,094	$28,160
			1,500		18,538
			5,000		10,388
			4,000		34,560
Caulie T. Knowles, III	0	0	13,083	0	$92,562	0
F. Michael Johnson	0	0	5,180	4,000	$67,094	$28,160
			2,000		24,717
			6,000		51,840
			3,000		25,420
			3,000		46,295
			3,000		45,795
			4,500		70,193

(1)	Value realized based on the average of the high and low sale price of BancTrust on the exercise date.

(2)	Based on the average of the low bid and high ask prices quoted on the Nasdaq SmallCap Stock Market on December 31, 2004, minus the exercise price.

Pension Plans
      We maintain a pension plan and certain other long-term compensation plans, as described below.
      The following table reflects estimated annual benefits payable under the Retirement Plan for Employees of BancTrust Financial Group, Inc. (the “BancTrust Plan”) in effect as of December 31, 2004, at various salary and years of service levels, assuming retirement at age 65. These benefits apply to all employees hired on or after January 1, 1995, but before January 1, 2003. Participation in the Plan was frozen for employees hired after December 31, 2002. No employees hired or rehired after this date will participate in the Plan.
PENSION PLAN TABLE

	Years of Credited Service

Remuneration	10	15	20	25	30	35

$ 50,000	$5,000	$7,500	$10,000	$12,500	$15,000	$17,500
100,000	10,000	15,000	20,000	25,000	30,000	35,000
150,000	15,000	22,500	30,000	37,500	45,000	52,500
175,000	17,500	26,250	35,000	43,750	52,500	61,250
205,000*	20,000	30,000	40,000	50,000	60,000	70,000
225,000	20,000	30,000	40,000	50,000	60,000	70,000

*	Maximum Compensation for 2004 under IRC 401(a)(17) is $205,000.
      The amounts shown are single life benefits computed under the BancTrust Plan’s basic formula. The BancTrust Plan provides generally for a monthly benefit commencing at age 65 equal to 1% of the employee’s average monthly base compensation during the highest 5 consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. Alternative plan formulas, which are set forth below and which may apply to certain participants who participated in predecessor pension plans, result in a greater benefit. Joint and survivor benefits would be less. Social Security benefits do not affect payments made under the BancTrust Plan. As of December 31, 2004, Mr. Lamar was credited with 16 years of service, Mr. Fitzhugh was credited with 6 years of service and Mr. Johnson was credited with 19 years of service, Mr. Crawford and Mr. Knowles are not plan participants.
      Employees employed before January 1, 1995, including Mr. Lamar and Mr. Johnson, are eligible to receive benefits under whichever of the following alternative pension plans is most advantageous to the employee. Generally, the applicable formula cannot be determined until retirement.
      The following table reflects estimated annual benefits payable under The Bank of Mobile Pension Plan (the “BOM Plan”) in effect as of December 31, 1994, at various salary and years of service levels, assuming date of birth after 1937 and retirement at age 65.
PENSION PLAN TABLE

	Years of Credited Service

Remuneration	10	15	20	25	30	35

$ 50,000	$7,600	$11,400	$15,200	$19,000	$22,800	$22,800
100,000	15,850	23,775	31,800	39,625	47,500	47,500
150,000	24,100	36,150	48,200	60,250	72,300	72,800
175,000	28,255	42,383	56,510	70,638	84,765	84,765
205,000*	32,350	48,525	64,700	80,875	97,050	97,050
225,000	32,350	48,525	64,700	80,875	97,050	97,050

*	Maximum Compensation for 2004 under IRC 401(a)(17) is $205,000.

      The amounts reflected are single life benefits computed under the BOM Plan’s basic formula. The BOM Plan provides generally for a monthly benefit commencing at age 65 equal to 1% of the employee’s average monthly base compensation during the highest 60 consecutive months out of the 120 months preceding retirement, plus .65% of average monthly base compensation in excess of $833.33, multiplied by years of credited service, not to exceed 30 years. Alternative plan formulas, in some situations, might produce a greater benefit. Joint and survivor benefits would be less. Social Security benefits do not affect payments made under the BOM Plan.
      The following table reflects estimated annual benefits under the First National Bank Employees’ Pension Plan (the “FNBB Plan”) in effect as of December 31, 1994, at various salary and years of service levels and assumes retirement at age 65.
PENSION PLAN TABLE

	Years of Credited Service

Remuneration	10	15	20	25	30	35

$ 50,000	$7,500	$11,400	$15,000	$18,750	$22,500	$26,250
100,000	15,000	22,500	30,000	37,500	45,000	52,500
150,000	22,000	33,750	45,000	56,250	67,500	78,750
175,000	26,250	39,375	52,500	65,625	78,750	91,875
205,000*	30,750	46,125	61,500	76,875	92,250	107,625
225,000	30,750	46,125	61,500	76,875	92,250	107,625

*	Maximum Compensation for 2004 under IRC 401(a)(17) is $205,000.
      The amounts reflected are single life benefits computed under the FNBB Plan’s basic formula. The FNBB Plan provides generally for an annual benefit commencing at age 65 equal to 1.5% of the final coverage compensation multiplied by years of benefit service. Final coverage compensation is defined as earnings including wages, salary, bonus, commissions, overtime and any other special compensation over the 5 consecutive calendar years out of the last 10 consecutive years that produces the highest average. Joint and survivor benefits would be less.
Mobile Bank Supplemental Plan
      The Mobile Bank maintains an unfunded and unsecured Supplemental Retirement Plan designed to supplement the benefits payable under the BancTrust Plan for certain key employees selected by the Mobile Bank’s Board of Directors. Each participant was a participant in a pension plan of another bank prior to his employment by the Mobile Bank, and the Supplemental Plan is designed to afford the participant the same pension he or she would receive under the BancTrust Plan if he or she were given years-of-service credit as if employed by the Mobile Bank for his or her entire banking career, reduced by benefits actually payable to him or her under the BancTrust Plan and any retirement benefit payable to him or her under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner.
      Because the Supplemental Plan is intended to complement benefits otherwise available to the participants, the exact amounts to be paid, if any, to any participant, including Mr. Lamar and Mr. Johnson, cannot be determined until retirement or disability. Management does not believe any current expense and any liabilities associated with the Supplemental Plan are material.
Savings and Profit Sharing Plan
      We maintain the BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan. Subject to certain employment and vesting requirements, all of our personnel are permitted to participate in the plan. An eligible employee may defer up to 75% of his or her pay into the plan, not to exceed the maximum allowed under Section 402(g) of the Internal Revenue Code and not to exceed the maximum allowed under Sections 401(k), 404 and 415. We make a matching contribution as follows: $1.00 for $1.00 on the first 2%, $0.75 for $1.00 on the next 2% and $0.50 for $1.00 on the next 2%. For example, if an employee defers 6% of pay, that employee would receive a 4.5% matching contribution. At the beginning of each year our Board of Directors sets the profit sharing goal, and at the end of the year the Board of Directors determines the amount of the profit sharing contribution to be made. The profit sharing contribution is allocated to each eligible employee based on an individual compensation to total participant compensation ratio.
Change in Control Compensation Agreements
      The Mobile Bank entered into Change in Control Compensation Agreements with Mr. Lamar and Mr. Johnson on November 14, 1995 and with Mr. Fitzhugh on July 23, 1998. These Change in Control Compensation Agreements (the “Agreements”) provide that if Messrs. Lamar, Johnson or Fitzhugh is terminated other than for “cause” (as defined in the Agreements) following a change in control or if his assigned duties or responsibilities are diminished such that they are inconsistent with his present position, he will be entitled to receive a cash payment equal to three times his average annual earnings (as defined in the Agreements), in the case of Messrs. Lamar and Johnson, and one and one-half times his average annual earnings in the case of Mr. Fitzhugh. Certain other existing employee benefits are also available to Messrs. Lamar, Johnson and Fitzhugh under terms of these Agreements for three years after termination for Mr. Lamar and Mr. Johnson and eighteen months after termination for Mr. Fitzhugh. The Agreements automatically renew each calendar year unless terminated by the the Mobile Bank at least 90 days prior to any December 31.
Compensation of Directors
      In 2004, our directors who were not full-time employees were paid a $6,300 annual retainer, $500 for each board meeting attended and $250 for each committee meeting attended. In 2005, these fees have been increased to a $10,300 annual retainer, $750 for each board meeting attended, $375 for board meetings attended by telephone, $400 for each committee meeting attended and $200 for committee meetings attended by telephone. Additional fees have at times been paid to committee members for multi-day meetings and the consideration of extraordinary transactions that require considerably more meeting or preparation time than what is usually expected. Our directors are also eligible to receive stock options under the Company’s 2001 Incentive Compensation Plan. No options were awarded to outside directors in 2004. In January 2005, each of our directors who was not a full-time employee and who was serving at the end of 2004 was awarded a grant of 500 shares of our common stock in recognition of strong performance in 2004, particularly the successful integration of CommerceSouth, Inc.
      We approved the continuance of a Directors Deferred Compensation Plan previously in place at CommerceSouth, Inc. pursuant to which a director of BancTrust may direct that the payment of all or any portion of the cash compensation that would otherwise be payable to the director be credited to an account that will acquire BancTrust common stock. The director may elect to receive distribution of the shares held for the director in a lump sum or in a series of annual or quarterly installments over five years when the director’s service on the board terminates. Dividends paid on the shares held for the director are accumulated and reinvested in our common stock.

Equity Compensation Plan Information
      The following table sets forth certain information at December 31, 2004 with respect to our equity compensation plans that provide for the issuance of options, warrants or rights to purchase our securities.

Number of Securities Remaining
	Number of Securities to be		Weighted-Average	Available for Future Issuance
	Issued Upon Exercise of		Exercise Price of	Under Equity Compensation
	Outstanding Options,		Outstanding Options,	Plans (Excluding Securities
Plan Category	Warrants and Rights		Warrants and Rights	Reflected in the First Column)

Equity Compensation Plans Approved by Security Holders	322,000	(1)	$13.56	143,000	(2)
Equity Compensation Plans Not Approved By Security Holders	N/A		N/A	N/A
Total	322,000		$13.56	143,000

(1)	Includes shares issuable pursuant to outstanding options under the Company’s 1993 Incentive Compensation Plan and its 2001 Incentive Compensation Plan.

(2)	Represents shares of BancTrust Common Stock which may be issued pursuant to future awards under the 2001 Incentive Compensation Plan.
Compensation Committee Interlocks and Insider Participation
      The Executive Committee of the Board of Directors served as its Compensation Committee for calendar year 2004, the first year following the merger of BancTrust and CommerceSouth. Stephen G. Crawford, Chairman of the Executive Committee, is a member of the Hand Arendall, LLC law firm which serves as counsel for BancTrust, the Mobile Bank and Trust Company. In August of 2003, Mr. Crawford was asked by the Chief Executive Officer of the Company to temporarily become an employee and executive officer of the Company in order to assist him with the merger and integration of CommerceSouth. Mr. Crawford became an employee and officer in August of 2003 with the title of General Counsel and served as such during 2004. His appointment was approved by the Board of Directors. Mr. Crawford resigned from the position at the end of 2004 and is no longer an officer or an employee of the Company. W. Bibb Lamar, Jr., Chief Executive Officer of BancTrust, and J. Stephen Nelson, Chairman of the Board of BancTrust and a former executive officer of BancTrust, also served on the Executive Committee. Mr. Crawford, Mr. Lamar and Mr. Nelson are not considered independent directors under applicable rules and regulations. In addition to Messrs. Lamar, Nelson and Crawford, initially five and later six independent directors also served on the Executive Committee. For calendar year 2005 and thereafter, a separate Compensation, or Personnel, Committee has been established. The Personnel Committee consists entirely of independent directors.
Certain Transactions and Business Relationships
      In the normal course of business, our subsidiary Banks make loans to their directors and officers and to our directors and officers, and they also make loans to persons and entities related to those directors and officers. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and, in the opinion of Management, do not involve more than the normal risks of collectiblity. The amount of these loans by our subsidiary Banks to their and our directors and officers was 28.67% of shareholders’ equity for the Company as a whole as of June 30, 2005.
      Stephen G. Crawford, one of our directors, is a member of the Hand Arendall, L.L.C. law firm, which serves as counsel for BancTrust and its subsidiaries. For 2005, we have agreed to pay Hand Arendall a monthly retainer for the services of Mr. Crawford. Other attorneys’ services are not included in this retainer amount. Mr. Crawford was employed on a part-time basis as our General Counsel during 2004, and he remained a member of Hand Arendall. Broox G. Garrett, Jr., one of our directors, is a partner in the law firm of Thompson, Garrett & Hines, LLP, which serves as counsel for the Mobile Bank branches in Brewton and the Trust Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth, as of August 12, 2005, certain information known to us as to our common stock beneficially owned by each of our directors and named executive officers and by all of our directors and executive officers as a group. As of August 12, 2005, we did not know of any person who beneficially owned more than 5% of the presently outstanding shares of common stock. The address for each of our directors and executive officers listed below is c/o BancTrust Financial Group, Inc., 100 Saint Joseph Street, Mobile, Alabama 36602.

				Percentage of
	Number of	Right to	Total Beneficial	Beneficial
Name	Shares Owned(1)	Acquire(2)	Ownership	Ownership(3)

Stephen G. Crawford	152,600		152,600	1.37%
David C. DeLaney	73,200		73,200	0.66
Robert M. Dixon, Jr.	18,516		18,516	0.17
Greg B. Faison	100,641		100,641	0.91
James A. Faulkner	7,536		7,536	0.07
Michael D. Fitzhugh	5,050	19,680	24,730	0.22
Broox G. Garrett(4)	87,449	650	88,098	0.79
W. Dwight Harrigan	214,400		214,400	1.93
James P. Hayes, Jr.	43,233	650	43,883	0.39
Clifton C. Inge(5)	38,450	650	39,100	0.35
F. Michael Johnson	32,190	26,180	58,370	0.52
Caulie T. Knowles, III	28,671		28,671	0.26
W. Bibb Lamar, Jr.	56,634	61,330	117,964	1.06
John H. Lewis, Jr.	23,788		23,788	0.21
Harris V. Morrissette(5)	27,716	650	28,366	0.26
J. Stephen Nelson	28,692		28,692	0.26
Paul D. Owens, Jr.	330,472	650	331,122	2.98
Dennis A. Wallace	21,564		21,564	0.19
Earl H. Weaver(4)	93,493	650	94,143	0.85
All directors and executive officers as a group (20 persons)	1,400,605	122,840	1,523,444	13.70%

(1)	Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse or children, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)	Includes shares that may be acquired upon the exercise of stock options that are or become exercisable within 60 days of the date of this prospectus.

(3)	For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 11,120,083 shares of common stock outstanding on July 29, 2005.

(4)	Mr. Garrett and Mr. Weaver are first cousins.

(5)	Mr. Inge is Mr. Morrissette’s uncle.

SUPERVISION AND REGULATION
      BancTrust and its subsidiaries are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.
BancTrust
      Since we own all of the capital stock of the Banks, we are a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the Bank Holding Company Act). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.
      Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.
      Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.
      Under the Bank Holding Company Act, if we are adequately capitalized and adequately managed, we may purchase banks located either inside or outside of Alabama and Florida. Conversely, an adequately capitalized and adequately managed bank holding company located either inside or outside of Alabama or Florida may purchase a bank located inside Alabama or Florida. In Florida, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Florida law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been in existence and continually operating as a bank for more than three years.
      Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.
      Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

      Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act, to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.
      Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.
      Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.
      In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.
      To qualify to become a financial holding company, each of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. We are not a financial holding company at this time.
      Support of Subsidiary Institutions. Under Federal Reserve Board policy, we are expected to act as a source of financial strength for the Banks and to commit resources to support them. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it.
The Banks
      Each of our subsidiary Banks is a member of the Federal Deposit Insurance Corporation (the “FDIC”), and, as such, their respective deposits are insured by the FDIC to the extent provided by law. Each of our subsidiary Banks is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies. Our subsidiary banks are state-chartered banks subject to supervision and examination by the state banking authorities of the states in which they are located. The primary state regulator for the Mobile and Eufaula Banks is the Superintendent of the State Banking Department of Alabama. The primary state regulator for the Florida Bank is the Office of Financial Regulation under the Florida Department of Financial Services. The federal banking regulator for each of our Banks, as well as the appropriate state banking authority for each Bank, regularly examines their operations and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.
      Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.
      An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.
      FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.42 cents per $100 of deposits for the second quarter of 2005.
      The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
      Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the FDIC or the Office of the Comptroller of the Currency, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our Banks. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.
      Other Regulations. Interest and other charges collected or contracted for by our Banks are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.
      Our Banks’ loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

      The deposit operations of our Banks are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.
Capital Adequacy
      We are required to comply with the capital adequacy standards established by the Federal Reserve Board. The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.
      The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier I Capital and Tier 2 Capital. Tier I Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier I Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier I Capital. At June 30, 2005, our ratio of total capital to risk-weighted assets was 10.08% and our ratio of Tier I Capital to risk-weighted assets was 8.94%.
      In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier I Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At June 30, 2005, our leverage ratio was 7.84%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.
      Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.
Payment of Dividends
      BancTrust is a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to shareholders, is dividends from our Banks and the Trust Company. There are statutory and regulatory limitations on the payment of dividends by these subsidiaries, and there are statutory and regulatory limitations on our ability to pay dividends to our shareholders.

      As to the payment of dividends, each of our state-chartered Banks and the Trust Company are subject to the respective laws and regulations of the state in which it is located and to the regulations of the FDIC. Various federal and state statutory provisions limit the amount of dividends our subsidiary Banks can pay to us without regulatory approval. The approval of the Federal Reserve Board is required for any dividend by a state chartered bank that is a member of the Federal Reserve System (a “state member bank”) if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand. State member banks may also be subject to similar restrictions imposed by the laws of the states in which they are chartered. None of our Banks, however, is currently a state member bank.
      If, in the opinion of a federal bank regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See “Supervision and Regulation — Prompt Corrective Action” on page 74. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.
      Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital. An Alabama state bank is also required by Alabama law to obtain the prior approval of the Superintendent of the State Banking Department of Alabama for the payment of dividends if the total of all dividends declared by it in any calendar year will exceed the total of (a) its net earnings (as defined by statute) for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends may be paid from an Alabama state bank’s surplus without the prior written approval of the Superintendent. Due to a substantial dividend paid to fund the purchase of CommerceSouth, Inc. at the end of 2003, the Mobile Bank is currently required to obtain prior approval from the Superintendent for the payment of any dividends.
      Under Florida law, the directors of a bank, after charging off bad debts, depreciation, and other worthless assets, if any, and making provision for reasonably anticipated future realized losses on loans and other assets, may quarterly, semiannually, or annually declare a dividend of so much of the aggregate of the net profits of that period combined with its retained net profits of the preceding two years as the directors shall judge expedient, and, with the approval of the Florida Office of Financial Regulation, a bank may declare a dividend from retained net profits which accrued prior to the preceding two years, but each bank shall, before the declaration of a dividend on its common stock, carry 20 percent of its net profits for such preceding period as is covered by the dividend to its surplus fund, until the same shall at least equal the amount of its common and preferred stock then issued and outstanding. No bank shall declare any dividend at any such time that its net income from the current year combined with the retained net income from the preceding 2 years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Florida Office of Financial Regulation or a state or federal regulatory agency.
      At June 30, 2005, our subsidiaries were able to pay dividends totaling approximately $10.1 million without the need for regulatory approval.

Restrictions on Transactions with Affiliates
      We are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.
      The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Banks must also comply with other provisions designed to avoid the taking of low-quality assets.
      We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.
Privacy
      Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.
Consumer Credit Reporting
      On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the “FCRA Amendments”) became effective in 2004.
      The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•	for entities that furnish information to consumer reporting agencies (which would include the Banks), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

      The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of BancTrust is currently sharing consumer information with any other affiliate of BancTrust for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.
Anti-Terrorism and Money Laundering Legislation
      The Banks are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The Banks have each established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise have implemented policies and procedures to comply with the foregoing rules.
Sarbanes-Oxley Act of 2002
      The Sarbanes-Oxley Act of 2002 (“SOX”) comprehensively revised the laws affecting corporate governance, accounting obligations and corporate reporting for companies, such as BancTrust, with equity or debt securities registered under the Exchange Act. In particular, SOX established: (a) new requirements for audit committees, including independence, expertise, and responsibilities; (b) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (c) new standards for auditors and regulation of audits; (d) increased disclosure and reporting obligations for the reporting company and their directors and executive officers; and (e) new and increased civil and criminal penalties for violations of the securities laws.
Proposed Legislation and Regulatory Action
      New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.
Effect of Governmental Monetary Policies
      Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK
      The following summary describes the material terms of our common stock. For the complete terms of our common stock you should read the more detailed provisions of our Articles of Incorporation and Bylaws and applicable provisions of the Alabama Business Corporation Act.
General
      Our Articles of Incorporation currently authorize the issuance of 20,000,000 shares of common stock, $0.01 par value, and up to 500,000 shares of preferred stock. As of the date of this prospectus, 11,114,728 shares of BancTrust common stock are issued and outstanding, and no preferred stock has been issued. In addition, approximately 264,757 shares of our common stock are subject to acquisition through the exercise of options under our stock option plans. Our capital stock does not represent or constitute a deposit account and is not insured by the FDIC, the Bank Insurance Fund, the Savings Association Insurance Fund or any governmental agency.
Common Stock
      Voting Rights. The holders of our common stock are entitled to one vote per share, unless otherwise provided by law. The presence, in person or by proxy, of a majority of the outstanding shares of our common stock is necessary to constitute a quorum of our shareholders to take action at a meeting. Once a quorum is established, (i) directors must be elected by a majority of the votes cast; and (ii) most other actions to be taken must be approved by votes cast in favor in excess of votes cast against. Certain significant actions, such as mergers, share exchanges and the sale of all or substantially all of a corporation’s assets, require the affirmative vote of at least two-thirds of the shares of common stock outstanding. Our shareholders are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors (subject to the voting rights of any preferred shares then outstanding) may elect all of the directors then standing for election if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to the Board of Directors.
      Dividend Rights. Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the Board of Directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which limit our ability to pay dividends. See “Supervision and Regulation — Payment of Dividends.”
      Preemptive Rights. The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by us.
      Assessment, Conversion and Redemption. The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.
      Liquidation Rights. In the event of liquidation, dissolution or winding up of BancTrust, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.
      Certain Takeover Considerations. Subject to the application of Article 7 of our Articles of Incorporation, the affirmative vote of the holders of two-thirds of our issued and outstanding capital stock is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets.

      Article 7 of our Articles of Incorporation provides that the vote of 75% or more of the shares entitled to vote will be required to approve: (1) any merger or consolidation of BancTrust with or into any other “related” corporation; (2) the sale, lease, exchange or other disposition of a substantial part (20%) of BancTrust’s assets to such a related corporation; or (3) the issuance of any stock or other securities of BancTrust in exchange or payment for any property or assets of such a related corporation. A “related” corporation is a corporation that, together with its affiliates, directly or indirectly owns more than 5% of the total voting power of all outstanding shares of BancTrust’s voting stock. The above 75% vote requirement does not apply if: (i) a 75% vote of the directors is obtained; or (ii) BancTrust owns 50% or more of the voting stock of such related corporation.
      Article 7 of our Articles, to the extent applicable, and the two-thirds vote requirement may have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current Management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they may permit Management and the shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision, particularly if a transaction with a related corporation is not approved by our Board of Directors.
Transfer Agent and Registrar
      Registrar and Transfer Company is the registrar and transfer agent for shares of BancTrust common stock. Its address is 10 Commerce Drive, Cranford, New Jersey 67616-3672.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Number of
Name of Underwriter	Shares

Keefe, Bruyette & Woods, Inc.
SunTrust Capital Markets, Inc.
Sterne, Agee & Leach, Inc.

Total

      The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
      The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.
Over-Allotment Option
      We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 300,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.
Commissions and Expenses
      The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

      The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total without Over-	Total with Over-
	Per Share	Allotment Return	Allotment Return

Public offering price	$	$	$
Underwriting discount payable by us
Proceeds before expenses
      We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $          , and are payable by us.
Indemnity
      We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities. Our common stock is currently quoted and traded on the Nasdaq SmallCap Stock Market under the symbol “BTFG.” We have applied to have our common stock listed for quotation on the Nasdaq National Market under the same symbol.
Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq SmallCap Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
Our Relationship with the Underwriters
      Certain of the underwriters and some of their respective affiliates have performed and may continue to perform financial advisory, investment banking and correspondent services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.
      Furthermore, SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, one of our co-managers, has extended to us the following credit facilities: (1) a $10 million term loan which originated in 2004 and matures in 2009; (2) a $1 million term loan which originated in July of 2005 and matures at the end of August of 2005; and (3) $6 million in guidance lines for federal funds. In addition, our subsidiaries maintain three deposit accounts with SunTrust Bank.
      Also, The Trust Company of Sterne, Agee & Leach, Inc., an affiliate of Sterne, Agee & Leach, Inc., serves as trustee of our Directors’ Deferred Compensation Plan, for which it receives an annual fee of approximately $4 thousand.
      The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

SHARES ELIGIBLE FOR FUTURE SALE
      No prediction can be made as to the effect, if any, that the availability of the common stock issued in this offering for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.
      We will have 13,114,728 shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) and 264,757 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (          % of the shares to be issued and outstanding) plus any shares which may be issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below.
      Taking into account the lock-up agreements described below, and assuming Keefe, Bruyette & Woods, Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, the 2,000,000 shares of common stock sold in this offering (but excluding any shares purchased under the directed share program) and the other shares of common stock not subject to lock-up agreements or held by affiliates will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below.
Lock-Up Agreements
      We, and each of our directors and executive officers (who will beneficially own a total of                      shares after this offering) have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.
      The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.
      The underwriters presently have no intention to allow any shares of common stock to be sold or otherwise offered by us or our directors and executive officers prior to the expiration of the 180 day lock-up period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriters. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.
Rule 144
      In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.
      Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Benefit Plan Shares
      We have filed registration statements on Form S-8 under the Securities Act to register shares of our common stock to be issued under our stock option plans. As of the date hereof,                     of our shares of common stock are subject to outstanding options, all of which options are vested. A total of                      shares of common stock, issuable upon the exercise of options or reserved for future issuance under our stock option plans, have been registered on Form S-8 registration statements. Shares covered by these registration statements are freely tradable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

LEGAL MATTERS
      The validity of the issuance of the shares of our common stock offered in this offering will be passed upon for us by the law firm of Hand Arendall, L.L.C., Mobile, Alabama. Hand Arendall attorneys own beneficially approximately 219,000 shares of the outstanding BancTrust common stock, and Stephen G. Crawford, a member of Hand Arendall, is a director of BancTrust.
      Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Alston & Bird LLP, Atlanta, Georgia.
EXPERTS
      The consolidated financial statements of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU MAY FIND ADDITIONAL INFORMATION
      We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F St., NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available on our website at http://www.banctrustfinancialgroupinc.com.
      We filed a registration statement on Form S-1 to register with the SEC the shares of common stock to be issued in this offering. This prospectus, which forms a part of that registration statement, does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document to which reference is made are not necessarily complete, and, in each instance if such contract or document is filed as an exhibit to the registration statement, each statement is qualified in all respects by such reference. You can obtain the full registration statement from the SEC as indicated above.
      You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information.

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Management’s Report on Internal Control Over Financial Reporting
      Management of BancTrust Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. BancTrust’s internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.
      Management assessed the effectiveness of BancTrust’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
      Based on its assessment, Management believes that, as of December 31, 2004, BancTrust’s internal control over financial reporting is effective.
      BancTrust’s independent registered public accounting firm, KPMG LLP, has issued an attestation report on Management’s assessment of the effectiveness of BancTrust’s internal control over financial reporting as of December 31, 2004. The report, which expresses unqualified opinions on Management’s assessment, and on the effectiveness of BancTrust’s internal control over financial reporting as of December 31, 2004, is included on page F-3 of this prospectus.

W. Bibb Lamar, Jr.
Chairman and Chief Executive Officer

F. Michael Johnson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
BancTrust Financial Group, Inc.:
      We have audited Management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that BancTrust Financial Group, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating Management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, Management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 15, 2005, except for the portion of note 2 that addresses the sale of Sweet Water State Bank, as to which the date is August 1, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Birmingham, Alabama
March 15, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
BancTrust Financial Group, Inc.:
      We have audited the accompanying consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Birmingham, Alabama
March 15, 2005, except for the portion of note 2
that addresses the sale of Sweet Water State Bank,
as to which the date is August 1, 2005

BancTrust Financial Group, Inc. and Subsidiaries
Consolidated Statements of Condition
As of December 31, 2004 and 2003

	December 31,

	2004	2003

	(Dollars and shares in
	thousands)
ASSETS:
Cash and due from banks	$39,320	$40,032
Federal funds sold	6,000	29,333

Total cash and cash equivalents	45,320	69,365
Interest-bearing deposits	414	157
Securities available for sale	144,094	178,770
Loans	863,546	648,127
Less: Unearned income	(1,339)	(748)
Allowance for loan losses	(9,608)	(7,786)

Loans, net	852,599	639,593

Premises and equipment, net	37,306	32,001
Accrued income receivable	5,422	4,563
Goodwill	41,952	41,952
Other intangible assets	4,558	5,315
Cash surrender value of life insurance	4,721	4,537
Other assets	2,365	4,357
Assets of discontinued operations	52,471	96,290

Total	$1,191,222	$1,076,900

LIABILITIES:
Deposits
Interest-bearing	$761,725	$629,366
Non-interest-bearing	178,233	134,808

Total deposits	939,958	764,174
Short-term borrowings	14,114	24,467
FHLB advances and long-term debt	58,500	38,500
Acquisition related payable	0	38,422
Other liabilities	8,674	8,878
Liabilities of discontinued operations	47,793	85,793

Total liabilities	1,069,039	960,234

SHAREHOLDERS’ EQUITY:
Preferred stock — no par value
Shares authorized — 500
Shares outstanding — none
Common stock — $.01 par value
Shares authorized — 20,000
Shares issued — 11,277 in 2004 and 11,186 in 2003	113	112
Additional paid in capital	77,829	76,833
Accumulated other comprehensive income, net	501	1,569
Deferred compensation payable in common stock	864	955
Retained earnings	46,148	40,560
Less:
Treasury stock, at cost 256 shares in 2004 and 2003	(2,408)	(2,408)
Common stock held in grantor trust, 49 shares in 2004 and 37 shares in 2003	(864)	(955)

Total shareholders’ equity	122,183	116,666

Total	$1,191,222	$1,076,900

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.
Consolidated Statements of Income
For the Years Ended December 31, 2004, 2003 and 2002

	Year Ended December 31,

	2004	2003	2002

	(Dollars and shares in thousands,
	except per share amounts)
INTEREST REVENUE:
Loans	$44,365	$22,011	$22,950
Investment securities — taxable	4,055	4,073	5,288
Investment securities — non-taxable	2,411	2,289	2,271
Federal funds sold	76	109	272
Interest bearing deposits	6	1	33

Total interest revenue	50,913	28,483	30,814

INTEREST EXPENSE:
Deposits	9,987	6,596	9,652
FHLB advances and long-term debt	1,630	356	330
Short-term borrowings	311	61	89

Total interest expense	11,928	7,013	10,071

Net interest revenue	38,985	21,470	20,743
Provision for loan losses	3,897	1,841	760

Net interest revenue after provision for loan losses	35,088	19,629	19,983

NON-INTEREST REVENUE:
Service charges on deposit accounts	4,440	2,628	2,544
Trust revenue	1,756	1,716	1,898
Securities gains, net	625	360	783
Gain on sale of credit card portfolio	0	460	0
Other income, charges and fees	3,696	1,918	1,429

Total non-interest revenue	10,517	7,082	6,654

NON-INTEREST EXPENSE:
Salaries	12,406	8,618	7,571
Pensions and other employee benefits	4,990	2,182	2,066
Furniture and equipment expense	2,616	1,472	1,488
Net occupancy expense	2,358	1,358	1,235
Intangible amortization	749	0	0
Other expense	8,668	5,262	5,003

Total non-interest expense	31,787	18,892	17,363

Income from continuing operations before income taxes	13,818	7,819	9,274
Income tax expense	3,902	2,166	2,706

Income from continuing operations	9,916	5,653	6,568

Income from discontinued operations before income taxes	1,684	982	1,087
Gain on sale of discontinued operations before income taxes	1,484	0	0

Total income from discontinued operations	3,168	982	1,087
Income tax expense	1,783	313	332

Income from discontinued operations	1,385	669	755

Net income	$11,301	$6,322	$7,323

Basic income per share from continuing operations	$.90	$.64	$.76

Basic income per share from discontinued operations	$.13	$.08	$.09

Diluted income per share from continuing operations	$.90	$.64	$.75

Diluted income per share from discontinued operations	$.12	$.07	$.09

Basic earnings per share	$1.03	$.72	$.85

Diluted earnings per share	$1.02	$.71	$.84

Weighted-average shares outstanding — basic	10,981	8,754	8,658

Weighted-average shares outstanding — diluted	11,074	8,888	8,696

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
For the Years Ended December 31, 2004, 2003 and 2002

					Deferred			Common
	Common Stock			Accumulated	Compensation			Stock
			Additional	Other	Payable in			Held in
	Shares		Paid in	Comprehensive	Common	Retained	Treasury	Grantor
	Issued	Amount	Capital	Income, Net	Stock	Earnings	Stock	Trust	Total

	(Dollars and shares in thousands, except per share amounts)
Balance, December 31, 2001	8,592	$86	$37,828	$880		$35,614	$(494)		$73,914
Comprehensive income:
Net income						7,323			7,323
Minimum pension liability adjustment, net of taxes				(581)					(581)
Net change in fair values of securities available for sale, net of taxes				2,186					2,186

Total comprehensive income									8,928
Dividends declared ($.48 per share)						(4,149)			(4,149)
Common stock options exercised	8		71						71
Common stock issued in business combination	385	4	4,050						4,054
Treasury stock purchased — 194 shares							(1,914)		(1,914)

Balance, December 31, 2002	8,985	90	41,949	2,485		38,788	(2,408)		80,904

Comprehensive income:
Net income						6,322			6,322
Minimum pension liability adjustment, net of taxes				161					161
Net change in fair values of securities available for sale, net of taxes				(1,077)					(1,077)

Total comprehensive income									5,406
Dividends declared ($.52 per share)						(4,550)			(4,550)
Common stock options exercised	45		387						387
Common stock issued in business combination	2,156	22	34,497		$955			$(955)	34,519

Balance, December 31, 2003	11,186	112	76,833	1,569	955	40,560	(2,408)	(955)	116,666

Comprehensive income:
Net income						11,301			11,301
Minimum pension liability adjustment, net of taxes				63					63
Net change in fair values of securities available for sale, net of taxes				(1,131)					(1,131)

Total comprehensive income									10,233
Dividends declared ($.52 per share)						(5,713)			(5,713)
Purchase of deferred compensation treasury shares					190			(190)	0
Deferred compensation paid in common stock held in grantor trust					(281)			281	0
Shares issued to dividend reinvestment plan	5		108						108
Common stock options exercised	86	1	888					0	889

Balance, December 31, 2004	11,277	$113	$77,829	$501	$864	$46,148	$(2,408)	$(864)	$122,183

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002

	Year Ended December 31,

	2004	2003	2002

	(Dollars and shares in thousands, except
	per share amounts)
OPERATING ACTIVITIES:
Income from continuing operations	$9,916	$5,653	$6,568
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Depreciation and amortization	3,827	2,338	1,572
Provision for loan losses	3,897	1,841	760
Securities gains, net	(625)	(360)	(783)
Increase in cash surrender value of life insurance	(184)	0	0
Loss on sales of other real estate owned	31	0	0
Gain on sale of credit card portfolio	0	(460)	0
Deferred income tax provision (benefit)	(632)	(366)	245
(Increase) decrease in other assets, net of effect of business acquisition:
Accrued income receivable	(859)	461	584
Other assets	478	(2,524)	(1,936)
Increase in other liabilities, net of effect of business acquisition	1,907	2,427	1,088

Net cash provided by operating activities	17,756	9,010	8,098

INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing deposits	(257)	526	950
Net increase in loans	(217,120)	(28,246)	(8,215)
Purchases of premises and equipment, net	(7,775)	(1,925)	(1,908)
Proceeds from sales of other real estate owned	608	150	72
Proceeds from maturities of securities available for sale	49,398	66,547	64,638
Proceeds from sales of securities available for sale	44,599	28,189	29,185
Purchases of securities available for sale	(60,750)	(72,999)	(123,639)
Cash paid to acquisition shareholders	(38,422)	0	0
Net cash acquired in business acquisition	0	9,266	0

Net cash provided by (used in) investing activities	(229,719)	1,508	(38,917)

FINANCING ACTIVITIES:
Net increase in deposits	175,784	6,502	27,832
Net increase (decrease) in short-term borrowings	(10,353)	(3,457)	3,964
Proceeds from FHLB advances	16,500	10,000	0
Payment on FHLB advances	(6,500)	(2,000)	0
Proceeds from issuance of long-term debt	10,000	18,000	0
Dividends paid	(5,605)	(4,550)	(4,149)
Purchases of treasury stock	0	0	(1,914)
Proceeds from issuance of common stock	889	387	71

Net cash provided by financing activities	180,715	24,882	25,804

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS	7,203	2,536	(1,260)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,045)	37,936	(6,275)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	69,365	31,429	37,704

CASH AND CASH EQUIVALENTS AT END OF YEAR	$45,320	$69,365	$31,429

See notes to consolidated financial statements.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2004, 2003 and 2002
(Dollars and Shares in Thousands, Except Per Share Amounts)

Note 1.	Summary of Significant Accounting Policies
      PRINCIPLES OF CONSOLIDATION — The accompanying consolidated financial statements include the accounts of BancTrust Financial Group, Inc. (the “Company” or “BancTrust”) and its wholly-owned subsidiaries, BankTrust (the “Mobile Bank”), BankTrust of Alabama (the “Eufaula Bank”) and BankTrust, Florida (the “Florida Bank” and collectively, with the banks listed above, the “Banks”), and BancTrust Company, Inc. (the “Trust Company”). All significant intercompany accounts and transactions are eliminated. The Banks are engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in commercial, installment and real estate loans and investment securities in South Alabama and Northwest Florida. The Banks also offer a range of other commercial bank services including investment products. The Trust Company offers trust services.
      BASIS OF FINANCIAL STATEMENT PRESENTATION — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Statement of Condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. All dollars and shares are in thousands except per share amounts. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.
      A substantial portion of the Company’s loans are secured by real estate in South Alabama and Northwest Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in market conditions in these areas. Management believes that the allowance for losses on loans is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examination.
      CASH AND CASH EQUIVALENTS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are generally sold for one day periods.
      Supplemental disclosures of cash flow information for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

Cash paid for:
Interest	$11,936	$7,406	$10,436
Income taxes	5,081	2,126	3,095
Non-cash transactions:
Transfer of loans to other real estate owned	217	1,185	168
Fair value of assets acquired	0	379,758	39,967
Capital stock issued to acquire assets	0	34,519	4,054
Liabilities assumed	0	345,239	35,913

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      SECURITIES AVAILABLE FOR SALE — Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders’ equity until realized. Securities available for sale may be used as part of the Company’s asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. The specific identification method is used to compute gains or losses on the sale of these assets.
      LOANS AND INTEREST INCOME — Loans are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans.
      Interest on commercial and real estate loans is accrued and credited to income based on the principal amount outstanding. Interest on installment loans is recognized using the interest method.
      The accrual of interest on loans is discontinued when, in the opinion of Management, there is an indication that the borrower may be unable to meet contractual payments as they become due. Generally, loans 90 days and over past due are placed on non-accrual unless there is sufficient collateral to assure collectibility of principal and interest and the loan is in the process of collection. Upon such discontinuance, all unpaid accrued interest is reversed against current income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to Management’s judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.
      ALLOWANCE FOR LOAN LOSSES — The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. BancTrust’s determination of its allowance for loan losses is determined in accordance with SFAS Nos. 114 and 5. The amount of the allowance for loan losses and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current economic conditions and such other factors which, in Management’s judgment, deserve current recognition in estimating loan losses.
      A regular, formal and ongoing loan review is conducted to identify loans with unusual risks and probable loss. Management uses the loan review process to stratify the loan portfolio into risk grades. For higher-risk graded loans in the portfolio, the Banks determine estimated amounts of loss based on several factors, including historical loss experience, Management’s judgement of economic conditions and the resulting impact on higher-risk graded loans, the financial capacity of the borrower, secondary sources of repayment including collateral and regulatory guidelines. This determination also considers the balance of impaired loans (which are generally considered to be non-performing loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans’ estimated cash flows discounted at each loan’s effective interest rate, the fair value of the collateral, or the loans’ observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company’s control.
      In addition to evaluating probable losses on individual loans, Management also determines probable losses for all other loans that are not individually evaluated. The amount of the allowance for loan losses related to all other loans in the portfolio is determined based on historical and current loss experience, portfolio mix by loan type and by collateral type, current economic conditions, the level and trend of loan quality ratios, and such other factors which, in Management’s judgement, deserve current recognition in estimating inherent loan losses. The methodology and assumptions used to determine the allowance are

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.
      PREMISES AND EQUIPMENT — Premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or terms of the leases as applicable. The Company periodically evaluates whether events have occurred that indicate that premises and equipment have been impaired. Measurement of any impact of such impairment is based on those assets’ fair values. No impairment losses were recorded in 2004, 2003 or 2002.
      OTHER REAL ESTATE OWNED — Other real estate owned is carried at the lower of the recorded investment in the loan or fair value, as determined by Management, less costs to dispose. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan losses at the time of foreclosure. A provision is charged to earnings and a related valuation account for subsequent losses on other real estate owned is established when, in the opinion of Management, such losses have occurred. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate. The ability to affect such sales is subject to market conditions and other factors, all of which are beyond the Company’s control. The recognition of sales and sales gains is dependent upon whether the nature and term of the sales, including possible future involvement of the Company, if any, meet certain defined requirements. If not met, sale and gain recognition would be deferred.
      INCOME TAXES — The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      INTANGIBLE ASSETS — Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Measurement of any impairment of such assets is based on the asset’s fair value, with the resulting charge recorded as a loss. There were no significant impairment losses recorded in 2004, 2003 or 2002. Core deposit intangible assets are amortized over seven years using the straight-line method.
      TREASURY STOCK — Treasury stock repurchases and sales are accounted for using the cost method.
      TRUST COMPANY ASSETS AND INCOME — Assets held by the Trust Company in a fiduciary capacity for customers are not included in the consolidated financial statements. Fiduciary fees on trust accounts are recognized on the accrual basis.
      STOCK OPTIONS — The Company utilizes the intrinsic value method of accounting for stock option grants. As the option exercise price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized. The Company has two incentive stock option plans, the South Alabama Bancorporation 1993 Incentive Compensation Plan (the “1993 Plan”), and the South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan (the “2001 Plan”). The 1993 Plan was terminated in 2001 upon the adoption of the 2001 Plan. The remaining granted and outstanding options under the 1993 Plan are convertible into common shares of the Company. At December 31, 2004, options for 219 shares were granted and outstanding under the 1993 Plan.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The Company may grant options for up to 250 shares to employees and directors under the 2001 Plan and has granted options of 107 shares under the 2001 Plan through December 31, 2004, of which 103 shares are outstanding. Under the 1993 and 2001 Plans, the option exercise price equals the stock’s market price at the date of grant. The options vest one year after date of issuance and expire after 10 years.
      Had compensation costs for these plans been determined consistent with SFAS No. 123 Accounting for Stock Based Compensation, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

	2004	2003	2002

Net income as reported	$11,301	$6,322	$7,323
Add: Stock based compensation expense included in reported income, net of tax	0	0	0
Less: Stock based compensation expense determined under the fair value method, net of tax	(157)	(17)	(29)

Pro forma net income	$11,144	$6,305	$7,294

Earnings per share:
As reported
Basic	$1.03	$.72	$.85
Diluted	1.02	.71	.84
Pro forma
Basic	$1.01	$.72	$.84
Diluted	1.01	.71	.84
      A summary of the status of and changes in the Company’s stock option plans at December 31, 2004, 2003, and 2002 is as follows:

	2004		2003		2002

		Weighted Avg.		Weighted Avg.		Weighted Avg.
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	314	$1.61	360	$11.77	360	$10.77
Granted	94	17.19	5	11.68	8	9.95
Exercised	(86)	10.39	(45)	8.66	(8)	8.67
Forfeited	0	N/A	(6)	8.66	0	N/A

Outstanding at end of year	322	13.56	314	11.61	360	11.77

Exercisable at end of year	228	12.07	309	11.61	352	11.54

Weighted-average fair value of the options granted		$4.92		$3.45		$3.41

      At December 31, 2004, 150 of the 322 options had exercise prices between $8.67 and $11.91 with a weighted-average exercise price of $10.00 and an average remaining contractual life of 3.34 years. Exercise prices for 167 of these options were between $13.75 and $17.20 with a weighted-average exercise price of $16.51 and an average remaining contractual life of 6.79 years. The remaining 5 options outstanding at December 31, 2004 consist of options with an exercise price of $22.19 and an average remaining contractual life of 3.55 years.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002, respectively; risk-free interest rates of 3.62%, 2.94%, and 2.89%; expected dividend yields of 2.9%, 4.5%, and 4.4%; expected lives of 5 years in 2004, 2003 and 2002; and expected volatility of 40%, 43%, and 56%, respectively.
      RECLASSIFICATIONS — Certain reclassifications of 2003 and 2002 balances have been made to conform with classifications used in 2004.
      RECENT ACCOUNTING PRONOUNCEMENTS — In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities. FIN 46 is an Interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). This Interpretation is based on the concept that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of the Interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds the majority of the variable interests is considered the primary beneficiary and would consolidate the VIE. In addition to the primary beneficiary, an enterprise that holds a significant variable interest in a VIE is required to make certain interim and annual disclosures.
      The Interpretation was effective immediately for all enterprises with variable interest in VIEs created after January 31, 2003. A public company with variable interest in a VIE created before February 1, 2003 was required to apply the provisions of this Interpretation for the first interim or annual reporting period ending after December 15, 2003; however, early adoption was permitted. Effective December 29, 2003, the Company adopted the Interpretation. The effect of adoption of the Interpretation did not have a material impact on the Company’s consolidated financial statements.
      On December 24, 2003, the FASB issued a revision of FIN 46 (“FIN 46(R)”), which replaced the Interpretation issued in January 2003. The revised Interpretation clarifies some of the provisions of FIN 46 and provides additional exemptions for certain entities. Under the provisions of FIN 46(R), the Company was permitted to continue the application of FIN 46 until the reporting period ending March 31, 2004, at which time the Company adopted the provisions of FIN 46(R). The adoption of FIN 46(R) did not have a material impact on the Company’s consolidated financial position or results of operations.
      In October 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Accounting Position (“SOP”) 03-03, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations. This SOP would not apply to loans originated by the Company and would limit the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company adopted this SOP and its effect on the consolidated financial statements was not material.
      During the first quarter of 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 105, Loan Commitments Accounted for as Derivative Instruments. This SAB addresses the accounting for loan commitments entered into after March 31, 2004, and certain disclosure requirements relevant in the context of mortgage banking activities. Management has analyzed the effects of SAB 105, which were not material to the Company’s operations or financial position.
      In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-01, Meaning of Other Than Temporary Impairment (“Issue 03-01”). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and cost method investments and provided for additional disclosures. In September 2004, the FASB approved a Staff Position to delay the requirement to record impairment losses under Issue 03-01. The approved delay will apply to all securities within the scope of Issue 03-01 and is expected to end when new guidance is issued and comes into effect. The Staff Position did not affect the disclosure requirements of Issue 03-01. The Company has provided the expanded disclosures in Note 4 and will continue to monitor changes to Issue 03-01. The Company does not consider it, or related Staff Position to have a material impact on the Company’s financial position or results of operations.
      On December 16, 2004, the FASB published SFAS No. 123(R), Share-Based Payment. This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. It will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This Statement is the result of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. In addition to the accounting standard that sets forth the financial reporting objectives and related accounting principles, SFAS No. 123(R) includes an appendix of implementation guidance that provides expanded guidance on measuring the fair value of share-based payment awards. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under Opinion 25, many investors and other users of financial statements said that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. The Company will adopt SFAS No. 123(R) as prescribed. The effect of this statement on the consolidated financial statements is not expected to be material.

Note 2.	Business Combinations and Disposition
      On December 30, 2003, CommerceSouth, Inc., the parent company of CommerceSouth Bank Alabama (now BankTrust of Alabama and referred to herein as the “Eufaula Bank”) and CommerceSouth Bank Florida (now BankTrust and referred to herein as the “Florida Bank”), was merged

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
into the Company. The Company acquired 100 percent of the outstanding stock, which was all voting stock, of the Eufaula Bank and the Florida Bank. This merger has been accounted for under the purchase method of accounting. Therefore, the results of operations of the Eufaula Bank and the Florida Bank have been included in the consolidated results of the Company from December 30, 2003. The Eufaula Bank had total assets of $184,227 at December 31, 2003, and the Florida Bank had total assets of $190,494 at December 31, 2003. The Eufaula Bank has five locations in central and southeastern Alabama, and the Florida Bank has eight branches in the Florida panhandle. The Company’s Board of Directors viewed the acquisition of CommerceSouth, Inc. as an opportunity to achieve economies of scale by reason of its larger size, enhanced competitive position, and expanded market area. In determining the price, the Company considered the following: (1) anticipated effect of the merger on the Company’s earnings per share; (2) anticipated effect on the Company’s book value per share; (3) the complementary nature of CommerceSouth, Inc.’s retail branch network with the Company’s existing operations; and (4) enhanced opportunities for growth. The purchase price was $73,441 and was settled with 2,156 shares of the Company’s common stock, 40 common stock options valued at $220 using the Black-Scholes pricing model and cash of $38,922, of which $38,422 is reflected as acquisition related payable in the accompanying 2003 Statement of Condition. The cash amount includes transaction costs of approximately $500. Each share issued was valued at $15.908 which was the average price at which the shares were trading during the period of twenty consecutive trading days ending on the trading day which preceded by two trading days the effective time of the merger. As a result of the purchase, the Company recorded goodwill of $37,971 and a core deposit intangible asset of $5,241.
      On April 16, 2002, Gulf Coast Community Bancshares, Inc., the parent company of Bank Trust of Florida, was merged into the Company. The Company acquired 100 percent of the outstanding stock, which was all voting stock, of Wewahitchka State Bank. This merger has been accounted for under the purchase method of accounting. Therefore, the results of operations of Wewahitchka State Bank have been included in the consolidated results of the Company from April 16, 2002. Wewahitchka State Bank has three locations in the Florida panhandle. The Company’s Board of Directors viewed the acquisition of Wewahitchka State Bank as an opportunity to acquire a franchise in the northwest Florida market. In determining the price, the Company considered the following: (1) anticipated effect of the merger on the Company’s earnings per share; (2) anticipated effect on the Company’s book value per share; (3) the value to the Company of a presence in the Florida panhandle; and (4) alternative methods of entering the Florida panhandle and cost of those methods. The purchase price was $4,054 and was settled with 385 shares of the Company’s common stock. Each share issued was valued a $10.76 which was the average price at which the shares were trading during the period of twenty consecutive trading days ending on the trading day which preceded by two days the effective time of the merger. As a result of the purchase, the Company recorded goodwill of $1,799 and a core deposit intangible asset of $88.
      Assuming the December 30, 2003 acquisition of CommerceSouth, Inc. had occurred on January 1, 2003, the consolidated results of operations on a pro forma basis for the year ended December 31, 2003 would have been as follows:

Year Ended
December 31, 2003

Net interest revenue from continuing operations	$32,245
Income from continuing operations	6,805
Income per share from continuing operations — basic	$.62
Income per share from continuing operations — diluted	.62

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Sale of BankTrust of Florida and Sweet Water State Bank
      On October 15, 2004, BancTrust sold all of the stock of BankTrust of Florida (the “Wewahitchka Bank”) for $7.5 million. The Wewahitchka Bank represented total assets of approximately $43.7 million and total deposits of approximately $37.5 million at December 31, 2003. The Company recorded a gross gain on the sale of $1.5 million. The operations of the Wewahitchka Bank have been accounted for as discontinued operations for all periods presented in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets.
      On April 7, 2005, BancTrust announced that it had reached an agreement to sell all of the stock of Sweet Water State Bank. The operations of Sweet Water State Bank are reflected as discontinued operations because all the conditions required by SFAS No. 144 for an operation to be classified as discontinued have been met. The sale of Sweet Water State Bank was completed on August 1, 2005. The business related to Sweet Water State Bank is accounted for as discontinued operations and therefore, the results of operations and cash flows have been removed from the Company’s results of operations for all periods presented in these financial statements. The assets and liabilities of Sweet Water State Bank are stated separately as discontinued operations as of December 31, 2004. The assets and liabilities of Sweet Water State Bank and BankTrust of Florida are stated separately as discontinued operations as of December 31, 2003:

	December 31,	December 31,
	2004	2003

ASSETS
Cash and cash equivalents	$2,238	$4,188
Investment securities available for sale	7,495	14,627
Loans, net	40,848	71,061
Other assets	1,890	6,414

Total assets related to discontinued operations	$52,471	$96,290

LIABILITIES
Non-interest bearing	$8,395	$14,713
Interest bearing checking accounts	8,214	9,779
Savings accounts	4,986	7,624
Money market savings accounts	485	8,059
Time deposits ($100 thousand or more)	10,798	19,885
Other time deposits	14,068	24,364

Total deposits	46,946	84,424
Short-term borrowings	654	850
Other liabilities	193	519

Total liabilities related to discontinued operations	$47,793	$85,793

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The results of Sweet Water State Bank for the years ended December 31, 2004, 2003, and 2002 and BankTrust of Florida for the years ended December 31, 2003 and 2002 are presented in the following table:

	2004	2003	2002

Total interest revenue	$4,945	$5,230	$5,093
Total interest expense	1,013	1,366	1,696

Net interest revenue	3,932	3,864	3,397
Provision for loan losses	120	240	201

Net interest revenue after provision	3,812	3,624	3,196
Total noninterest revenue	939	1,273	915
Total noninterest expense	3,067	3,915	3,024

Income before taxes	1,684	982	1,087
Gain on sale of discontinued operations before tax	1,484	0	0

Total income from discontinued operations before tax	3,168	982	1,087
Provision for income taxes	1,783	313	332

Net Income	$1,385	$669	$755

Note 3.	Restrictions On Cash and Due From Bank Accounts
      The Banks are required to maintain average reserve balances with the Federal Reserve Bank. The average of those reserve balances for the years ended December 31, 2004 and 2003 was approximately $14,008 and $5,047, respectively.

Note 4.	Securities Available for Sale
      The following summary sets forth the amortized cost amounts and the corresponding fair values of investment securities available for sale at December 31, 2004 and 2003:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

2004:
U.S. Treasury securities	$300	$7	$0	$307
Obligations of U.S. Government sponsored enterprises	79,771	222	578	79,415
Obligations of states and political subdivisions	53,274	1,763	77	54,960
Federal Home Loan Bank Stock	3,582	0	0	3,582
Other investments	5,802	73	45	5,830

Total	$142,729	$2,065	$700	$144,094

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

2003:
U.S. Treasury securities	$4,080	$16	$0	$4,096
Obligations of U.S. Government sponsored enterprises	92,928	787	517	93,198
Obligations of states and political subdivisions	68,535	2,636	20	71,151
Federal Home Loan Bank Stock	2,151	0	0	2,151
Other investments	7,912	263	1	8,174

Total	$175,606	$3,702	$538	$178,770

      Securities available for sale with a carrying value of approximately $89,318 and $78,318 at December 31, 2004 and 2003, respectively, were pledged to secure deposits of public funds and trust deposits. Additionally, securities available for sale with a carrying value of approximately $7,423 and $7,448 at December 31, 2004 and 2003, respectively, were pledged to secure repurchase agreements.
      Proceeds from the sales of securities available for sale were $44,599 in 2004, $28,189 in 2003 and $29,185 in 2002. Gross realized gains on the sale of these securities were $676 in 2004, $389 in 2003 and $785 in 2002, and gross realized losses were $51 in 2004, $29 in 2003 and $2 in 2002.
      Maturities of securities available for sale as of December 31, 2004, are as follows:

	Amortized	Fair
	Cost	Value

Due in 1 year or less	$2,553	$2,555
Due in 1 to 5 years	36,420	36,689
Due in 5 to 10 years	28,144	28,577
Due in over 10 years	30,971	31,621
Mortgage backed securities	44,641	44,652

Total	$142,729	$144,094

      The following table shows the Company’s combined investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Obligations of U.S. Government sponsored enterprises	$43,595	$223	$18,536	$355	$62,131	$578
Obligations of states and political subdivisions	9,411	57	1,565	20	10,976	77
Other investments	2,003	45	0	0	2,003	45

Total	$55,009	$325	$20,101	$375	$75,110	$700

      At December 31, 2004, the Company had 98 investment securities that were in an unrealized loss position or impaired for the less than 12 months’ timeframe and 21 investments securities in an unrealized loss position or impaired for the more than 12 months’ time frame. All of these investment securities’ impairments are deemed by Management to be temporary. The majority of these securities are backed by

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
one to four family mortgages. These securities have fluctuated with the changes in market interest rates on home mortgages. The securities not backed by one to four family mortgages have changed due to current market conditions, and not due to credit concerns related to the issuers of the securities. The Company does not expect any other-than-temporary impairments to develop related to these investment securities.

Note 5.	Loans
      A summary of loans follows:

	December 31,

	2004	2003

Commercial, financial and agricultural	$176,145	$166,447
Real estate — construction	218,845	58,312
Real estate — mortgage	413,620	370,871
Consumer, installment and single pay	54,936	52,497

Total	$863,546	$648,127

      In the normal course of business, the Banks make loans to directors, executive officers, significant shareholders and their affiliates (related parties). Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and in Management’s opinion do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $42,977 at December 31, 2004, and $37,837 at December 31, 2003. During 2004, $54,035 of new loans and advances were made, and principal repayments totaled $39,958. Changes in parties designated as related parties resulted in a net decrease in related party loans of $8,937 from December 31, 2003 to December 31, 2004. Outstanding commitments to extend credit to related parties totaled $22,179 at December 31, 2004.
      At December 31, 2004 and 2003, non-accrual loans from continuing operations totaled $1,924 and $2,489, respectively. The amount of interest income that would have been recorded during 2004, 2003 and 2002, if these non-accrual loans had been current in accordance with their original terms, was $145, $111 and $139, respectively. The amount of interest income actually recognized on these loans during 2004, 2003 and 2002 was $69, $30 and $20, respectively.
      At December 31, 2004 and 2003, the recorded investments in loans that were considered to be impaired under SFAS No. 114 were $1,924 and $2,489, respectively (all of which were carried on a non-accrual basis). Included in this amount is $1,913 in 2004 and $2,425 in 2003 of impaired loans for which the related allowance for loan losses is $728 in 2004 and $712 in 2003. The amounts of impaired loans that did not have specific allowances for loan losses were $11 in 2004 and $64 in 2003. The average recorded investment amounts in impaired loans during the years ended December 31, 2004 and 2003, were approximately $2,039 and $2,078, respectively.
      Loans include loans held for sale of $1,942 at December 31, 2004 and $3,201 at December 31, 2003 which are accounted for at lower of cost or market in the aggregate.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Note 6.	Allowance for Loan Losses
      The allowance for loan losses is summarized as follows:

	Year Ended December 31,

	2004	2003	2002

Balance at the beginning of year	$7,786	$4,898	$4,872
Balance of acquired banks	0	3,424	0
Provision charged to operating expense	3,897	1,841	760
Losses charged off	(2,319)	(2,632)	(971)
Recoveries	244	255	237

Balance at the end of the year	$9,608	$7,786	$4,898

Note 7.	Premises and Equipment
      Premises and equipment are summarized as follows:

		December 31,

	Estimated Lives	2004	2003

Land and land improvements		$11,671	$10,005
Bank buildings and improvements	40 years	23,101	19,572
Furniture, fixtures and equipment	3-10 years	14,326	12,538
Leasehold improvements	Lesser of lease period or estimated useful life	2,439	2,477

Total		51,537	44,592
Less accumulated depreciation and amortization		14,231	12,591

Premises and equipment — net		$37,306	$32,001

      The provision for depreciation and amortization charged to operating expense in 2004, 2003, and 2002 amounted to $2,470, $1,286 and $1,344, respectively.

Note 8.	Goodwill and Intangible Assets
      The following details the changes in the carrying amount of goodwill and information related to other intangible assets for 2004 and 2003:

	Mobile	Eufaula	Florida	Total

Balance at December 31, 2002	$3,981	$0	$0	$3,981
Goodwill acquired in 2003	0	20,085	17,886	37,971

Balance at December 31, 2003	$3,981	$20,085	$17,886	$41,952

Balance at December 31, 2004	$3,981	$20,085	$17,886	$41,952

      The Company’s intangible assets subject to amortization were $4,492 at December 31, 2004 and $5,241 at December 31, 2003 with an original cost of $5,241 at both December 31, 2004 and 2003 and with accumulated amortization of $749 at December 31, 2004 and $0 at December 31, 2003. Amortization expense for core deposit intangible assets for the years ended December 31, 2004 and 2003 was $749 and $0, respectively. Such intangible assets are amortized over seven years. Estimated amortization expense related to other intangible assets for the next five years is $749 per year for the years 2005 through 2009.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Note 9.	Deposits
      The following summary presents the detail of interest bearing deposits:

	December 31,

	2004	2003

Interest bearing checking accounts	$131,453	$112,225
Savings accounts	125,840	78,276
Money market savings accounts	107,682	93,897
Time deposits ($100 or more)	210,498	162,468
Other time deposits	186,252	182,500

Total	$761,725	$629,366

      The following summary presents the detail of interest expense on deposits:

	Year Ended December 31,

	2004	2003	2002

Interest bearing checking accounts	$678	$599	$973
Savings accounts	1,033	273	507
Money market savings accounts	1,019	428	887
Time deposits ($100 or more)	3,534	2,548	2,886
Other time deposits	3,723	2,748	4,399

Total	$9,987	$6,596	$9,652

      The following table reflects maturities of time deposits at December 31, 2004:

	Less Than 1 Year	1 to 5 Years	5 to 10 Years	Total

$100 or more	$177,553	$32,945	$0	$210,498
Other time deposits	143,802	41,803	647	186,252

Total	$321,355	$74,748	$647	$396,750

Note 10.	Short-Term Borrowings
      Following is a summary of short-term borrowings:

	December 31,

	2004	2003

Federal funds purchased	$6,691	$13,055
Securities sold under agreement to repurchase	7,423	7,448
Other short-term borrowings	0	3,964

Total	$14,114	$24,467

Weighted-average interest rate at year-end	1.63%	.90%
Weighted-average interest rate on amounts outstanding during the year (based on average of daily balances)	1.52%	.72%

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      Information concerning securities sold under agreement to repurchase summarized as follows:

	2004	2003	2002

Average balance during the year	$6,629	$6,994	$6,836
Average interest rate during the year	.68%	.51%	.94%
Maximum month-end balances during the year	$10,203	$9,375	$9,981
      Federal funds purchased and securities sold under agreements to repurchase generally represented overnight borrowing transactions. Other short-term borrowings consists of demand notes owed to the U.S. Treasury.
      In 2004 and 2003, federal funds purchased had average balances of $11,080 and $941, respectively, maximum month end balances of $21,986 and $13,905, respectively, and average interest rates during the year of 1.90% and 1.90%, respectively. At December 31, 2004 and 2003, federal funds purchased had interest rates of 2.60% and 1.25%, respectively. Federal funds purchased activity was not material in 2002.
      At December 31, 2004 and 2003, securities sold under agreements to repurchase had interest rates of 0.75 percent and 0.50 percent, respectively. Included in the balances of securities sold under agreements to repurchase at December 31, 2004 and 2003, were repurchase agreements to related parties of $2,102 and $2,532, respectively.

Note 11.	Federal Home Loan Bank Advances and Long-Term Debt
      FHLB borrowings are summarized as follows:

	December 31,

	2004	2003	2002

Balance at the end of the year	$30,500	$20,500	$6,000
Average balance during the year	22,136	12,473	6,000
Maximum month-end balances during the year	30,500	20,500	6,000
Daily weighted-average interest rate during the year	2.57%	2.81%	5.67%
Weighted-average interest rate at year-end	2.72%	2.12%	5.67%
      Information concerning rates, call dates and maturity dates at December 31, 2004 are as follows:

	Amount	Interest Rate	Call Date

FHLB Advance due March 6, 2006	$10,000	1.77%	callable quarterly
FHLB Advance due November 2, 2009	10,000	2.76	11/02/2006 (quarterly thereafter)
FHLB Advance due October 24, 2005	6,500	2.28	not callable
FHLB Advance due November 10, 2005	2,000	5.90	callable quarterly
FHLB Advance due June 23, 2008	2,000	5.51%	callable quarterly

Total	$30,500

      Of the outstanding FHLB advances at December 31, 2004, $20.5 million had fixed interest rates and $10.0 million had a variable interest rate that reprices quarterly. The FHLB advances are secured by the borrowing bank’s investment in FHLB stock, which totaled $3,687 and $2,270 at December 31, 2004 and 2003, respectively, and also by a blanket floating lien on portions of the borrowing bank’s one to four family residential mortgage loan portfolio which totaled approximately $118,036. The FHLB advances require quarterly interest payments. If called prior to maturity, replacement funding will be offered by the FHLB at the then current rate.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The Company created a business trust to issue trust preferred securities to finance a portion of the purchase of CommerceSouth, Inc. This trust is not consolidated pursuant to FIN 46R and the trust’s sole asset is a loan to the Company in the amount of $18,000. The payable to trust matures in 2033 and requires quarterly interest payments. This payable has a floating rate based on three month LIBOR plus 2.90%. The Company does not have the option to repay any part of this payable until 2008. This loan has covenants generally associated with such borrowings which the Company was in compliance with at December 31, 2004. The payable to trust is summarized as follows:

	December 31,	December 31,
	2004	2003

Balance at the end of the year	$18,000	$18,000
Average balance during the year	18,000	148
Maximum month-end balances during the year	18,000	18,000
Daily weighted-average interest rate during the year	4.47%	4.07%
Weighted-average interest rate at year-end	5.40%	4.07%
      Other long-term debt consists of a loan from an unrelated bank to the Company. This loan was obtained in January of 2004 to finance a portion of the purchase of CommerceSouth, Inc. This loan is secured by a portion of BancTrust’s stock of the Mobile Bank. This loan matures in 2009, requires monthly interest payments and has a floating rate based on LIBOR plus 1.10%. The Company has the option to repay any part of the principal at any time without penalty. This loan does not require principal payments until the end of the third year, at which time the remaining principal must be amortized over the remaining life of the loan. This loan has covenants generally associated with such borrowings which the Company was in compliance with at December 31, 2004. This loan is summarized as follows:

December 31,
2004

Balance at the end of the year	$10,000
Average balance during the year	9,891
Maximum month-end balances during the year	10,000
Daily weighted-average interest rate during the year	2.59%
Weighted-average interest rate at year-end	3.39%

Note 12.	Accounting for Income Taxes
      The components of income tax expense from continuing operations are as follows:

	Year Ended December 31,

	2004	2003	2002

Current income tax expense:
Federal	$4,166	$2,168	$2,109
State	368	364	352

Total current income tax expense	4,534	2,532	2,461

Deferred income tax expense (benefit):
Federal	(530)	(315)	217
State	(102)	(51)	28

Total deferred income tax expense (benefit)	(632)	(366)	245

Total income tax expense	$3,902	$2,166	$2,706

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The components of income tax expense from discontinued operations are as follows:

	Year Ended December 31,

	2004	2003	2002

Current income tax expense:
Federal	$1,547	$327	$145
State	259	44	34

Total current income tax expense	1,806	371	179

Deferred income tax expense (benefit):
Federal	(20)	(49)	128
State	(3)	(9)	25

Total deferred income tax expense (benefit)	(23)	(58)	153

Total income tax expense	$1,783	$313	$332

      Total income tax expense from continuing operations differed from the amount computed using the applicable statutory Federal income tax rate of 34 percent applied to pretax income for the following reasons:

	Year Ended December 31,

	2004	2003	2002

Income tax expense at statutory rate	$4,698	$2,658	$3,153
Increase (decrease) resulting from:
Tax exempt interest	(917)	(826)	(813)
Reduced interest deduction on debt used to carry tax-exempt securities	38	44	62
State income tax, net of federal benefit	176	207	251
Other, net	(93)	83	53

Total	$3,902	$2,166	$2,706

Effective tax rate	28.2%	27.6%	29.2%

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2004 and 2003 are presented below:

	December 31,

	2004	2003

Deferred tax assets:
Allowance for loan losses	$3,604	$2,920
Deferred compensation	816	896
Accrued pension cost	191	225
Other	478	396

Total deferred tax assets	5,089	4,437

Deferred tax liabilities:
Unrealized gain on securities available for sale	(511)	(1,173)
Core deposit intangibles	(1,684)	(1,965)
Differences between book and tax basis of property	(2,355)	(1,827)
Investment securities acquired in business combination	(379)	(577)
Other	(137)	(126)

Total deferred tax liabilities	(5,066)	(5,668)

Net deferred tax asset (liability)	$23	$(1,231)

      There was no valuation allowance during either 2004 or 2003 as a result of the substantial amount of income taxes paid in prior years. Management believes that is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Note 13.	Retirement Plans
      PENSION PLAN — BancTrust maintains a pension plan that generally provides for a monthly benefit commencing at age 65 equal to 1% of the employee’s average monthly base compensation during the highest five consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. The pension plan was frozen as of January 1, 2003, and no new hires after that date will participate in the plan.
      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit
	Obligation

	2004	2003

Balance at beginning of year	$9,330	$9,052
Service cost	549	525
Interest cost	586	600
Benefits paid	(275)	(626)
Actuarial (gain) loss	121	(221)

Balance, end of year	$10,311	$9,330

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

	Plan Assets

	2004	2003

Balance at beginning of year	$6,100	$5,480
Return on plan assets	644	847
Employer contribution	941	398
Benefits paid	(275)	(625)

Balance, end of year	$7,410	$6,100

      The net pension liability recognized in the consolidated statements of condition was as follows:

	2004	2003

Funded status	$(2,901)	$(3,229)
Unrecognized transition obligation	26	26
Unrecognized prior service cost	41	48
Unrecognized net loss	2,132	2,296

Net pension liability recognized	$(702)	$(859)

      The accumulated benefit obligation for the pension plan was $8,750 and $7,706 at December 31, 2004 and 2003, respectively.
      Amounts recognized in the 2004 and 2003 consolidated Statement of Condition were as follows:

	2004	2003

Accrued pension liability	$(1,340)	$(1,605)
Intangible asset	67	74
Accumulated other comprehensive income	571	672

Net amount recognized	$(702)	$(859)

      Components of the plan’s net cost were as follows:

	2004	2003	2002

Service cost	$549	$525	$511
Interest cost	586	600	528
Expected return on plan assets	(499)	(558)	(624)
Net amortization	8	7	9
Recognized net loss	140	92	0

Net pension cost	$784	$666	$424

      The weighted-average rates assumed in the actuarial calculations for the net periodic pension costs were:

	2004	2003	2002

Discount	6.40%	6.75%	7.25%
Annual salary increase	3.50	5.00	5.00
Long-term return on plan assets	8.00	8.50	8.50
      The expected long-term return on plan assets is based on historical returns on each of the categories.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The weighted-average rates assumed in the actuarial calculations for the benefit obligations at November 30, (the measurement date) include the following:

	2004	2003

Discount	6.25%	6.40%
Annual salary increase	.00%	3.50%
      The weighted-average asset allocation of pension benefit plan assets at December 31 were:

Asset Category	2004	2003

Equity Securities	65.00%	70.00%
Debt Securities	15.00%	15.00%
Other	20.00%	15.00%

Total	100.00%	100.00%

      The target weighted-average asset allocation of pension benefit plans at December 31 were:

Asset Category	2004	2003

Equity Securities	70%	70%-60%
Debt Securities	20%	40%-30%
Other	10%
      BancTrust expects to contribute $841 to the pension plan in 2005.
      At December 31, 2004, the pension plan is expected to make the following benefit payments, which reflect expected future service, as approximated:

2005	$215
2006	324
2007	365
2008	411
2009	508
2010-2014	4,435
      MOBILE BANK SUPPLEMENTAL PLAN — The Mobile Bank maintains an unfunded and unsecured Supplemental Retirement Plan designed to supplement the benefits payable under the BancTrust pension plan for certain key employees selected by the Mobile Bank’s Board of Directors. Each participant was a participant in a pension plan of another bank prior to employment by the Mobile Bank. The Supplemental Plan is designed to afford the participant the same pension that would be received under the BancTrust pension plan if the participant were given years of service credit, as if the participant was employed by the Company during his or her entire banking career, reduced by any benefits actually payable to the participant under the BancTrust pension plan and any retirement benefit payable under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner. Because the Supplemental Plan is intended to complement benefits otherwise available to the participants, the exact amounts to be paid, if any, to any participant, cannot be determined until retirement or disability. Management does not believe any current expense and liabilities associated with the Supplemental Plan are material.
      SAVINGS AND PROFIT SHARING PLAN — BancTrust maintains the BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan. Subject to certain employment and vesting requirements, all BancTrust personnel are permitted to participate in the plan. An eligible employee may

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
defer up to 10% of his or her pay into the plan. The employer makes a matching contribution as follows: $1.00 for every $1.00 on the first 2%, $0.75 per $1.00 on the next 2% and $0.50 per $1.00 on the next 2%. The Company may also, at its discretion, contribute to the plan an amount based on the Company’s level of profitability each year. The Company made total contributions of $811, $444 and $478 during 2004, 2003, and 2002, respectively.
      DEFERRED COMPENSATION PLANS — The Company maintains a deferred compensation plan for certain executive officers and directors. The plan is designed to provide supplemental retirement benefits for its participants. Aggregate compensation expense under the plan was $56 for the year ended December 31, 2004 and $0 for previous years. The Company has purchased certain life insurance policies to partially fund the Company’s obligations under such deferred compensation arrangements.
      The Company maintains a grantor trust to allow its directors to defer their directors’ fees. Amounts earned by the directors are invested in the Company’s common stock. The plan does not permit diversification into securities other than the Company’s common stock and the obligation to the participant must be settled by the delivery of a fixed number of shares of the Company’s common stock. The director is allowed to defer a portion or all of his director fees. At December 31, 2004 and 2003, the grantor trust held 49 and 37 shares, respectively of the Company’s common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation payable in common stock is also classified in equity.

Note 14.	Earnings Per Share
      Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the years ended December 31, 2004, 2003 and 2002. Diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 are computed by dividing net income by the weighted-average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the 1993 and the 2001 Stock Option plans, based on the treasury stock method using an average fair value of the stock during the respective periods.
      The following table presents the earnings per share calculations for the years ended December 31, 2004, 2003 and 2002. The Company excluded from the calculation of earnings per share 18, 38 and 155 shares for the years ended December 31, 2004, 2003 and 2002, respectively, because those shares were subject to options issued with exercise prices in excess of the average market value per share.

	Net	Weighted	Earnings
2004	Income	Average Shares	per Share

Basic:
Income from continuing operations	$9,916	10,981	$.90
Income from discontinued operations	1,385	10,981	.13

Net income	$11,301	10,981	$1.03

Dilutive stock options plan shares		93
Diluted:
Income from continuing operations	$9,916	11,074	$.90
Income from discontinued operations	1,385	11,074	.12

Net income	$11,301	11,074	$1.02

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

	Net	Weighted	Earnings
2003	Income	Average Shares	per Share

Basic:
Income from continuing operations	$5,653	8,754	$.64
Income from discontinued operations	669	8,754	.08

Net income	$6,322	8,754	$.72

Dilutive stock options plan shares		134
Diluted:
Income from continuing operations	$5,653	8,888	$.64
Income from discontinued operations	669	8,888	.07

Net income	$6,322	8,888	$.71

	Net	Weighted	Earnings
2002	Income	Average Shares	per Share

Basic:
Income from continuing operations	$6,568	8,658	$.76
Income from discontinued operations	755	8,658	.09

Net income	$7,323	8,658	$.85

Dilutive stock options plan shares		38
Diluted:
Income from continuing operations	$6,568	8,696	$.75
Income from discontinued operations	755	8,696	.09

Net income	$7,323	8,696	$.84

Note 15.	Regulatory Matters
      The Company’s principal source of funds for dividend payments is dividends from the Banks. Dividends payable by a bank in any year, without prior approval of the appropriate regulatory body, are limited to the bank’s net profits (as defined) for that year combined with its net profits for the two preceding years. The dividends, as of January 1, 2005, that the Banks could declare, without the approval of regulators, totaled $6,673.
      The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks’ assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks’ capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2004 and 2003, that the Banks meet all capital adequacy requirements to which they are subject.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      As of December 31, 2004 and 2003, the most recent notification from the regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables below.
      The Federal Reserve System has allowed bank holding companies to include trust preferred securities in Tier I capital up to a maximum of 25% of Tier I capital. On March 1, 2005 the Federal Reserve System issued a new rule (12 CFR Parts 208 and 225) that reduces the amount of trust preferred securities that may be included in Tier I capital to 25% of Tier I capital less goodwill and any deferred tax liability. Under this new rule, all $18.0 million of trust preferred stock currently included by the Company in its calculation of Tier I and total capital will continue to be included in Tier I and total capital. Consequently, Management does not believe this new rule will have any material adverse impact on BancTrust; however, it does to some extent limit BancTrust’s ability to utilize trust preferred securities as a capital raising strategy.
      Actual capital amounts and ratios are presented in the table below for the Banks and on a consolidated basis for the Company.

					To be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2004
Total Capital (to Risk-Weighted Assets)
Consolidated	$102,932	10.5%	$78,531	8.0%
Florida Bank	24,653	9.5	20,813	8.0	$26,016	10.0%
Eufaula Bank	18,462	10.2	14,493	8.0	18,117	10.0
Mobile Bank	59,562	11.9	39,925	8.0	49,907	10.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	$92,815	9.5%	$39,266	4.0%
Florida Bank	21,601	8.3	10,406	4.0	$15,609	6.0%
Eufaula Bank	16,691	9.2	7,247	4.0	10,870	6.0
Mobile Bank	54,798	11.0	19,963	4.0	29,944	6.0
Tier I Capital (to Average Assets)
Consolidated	$92,815	8.3%	$44,858	4.0%
Florida Bank	21,601	8.3	10,391	4.0	$12,989	5.0%
Eufaula Bank	16,691	8.7	7,659	4.0	9,574	5.0
Mobile Bank	54,798	8.9	24,538	4.0	30,673	5.0

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

					To be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2003
Total Capital (to Risk-Weighted Assets)
Consolidated	$92,153	11.3%	$65,187	8.0%
Florida Bank	15,249	10.5	11,631	8.0	$14,538	10.0%
Eufaula Bank	17,323	11.8	11,768	8.0	14,710	10.0
Mobile Bank	55,440	12.5	35,419	8.0	44,274	10.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	$83,546	10.3%	$32,594	4.0%
Florida Bank	13,481	9.3	5,815	4.0	$8,723	6.0%
Eufaula Bank	15,692	10.7	5,884	4.0	8,826	6.0
Mobile Bank	51,208	11.6	17,709	4.0	26,564	6.0
Tier I Capital (to Average Assets)
Consolidated	$83,546	13.2%	$25,344	4.0%
Florida Bank	13,481	7.9	6,851	4.0	$8,564	5.0%
Eufaula Bank	15,692	9.6	6,556	4.0	8,195	5.0
Mobile Bank	51,208	8.9	22,908	4.0	28,636	5.0

Note 16.	Fair Value of Financial Instruments
      SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2004 and 2003. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.
      The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:
      SECURITIES AVAILABLE FOR SALE — Fair values for securities available for sale are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.
      LOANS — For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      DEPOSITS — The fair value disclosed for demand deposits (i.e., interest and non-interest bearing demand, savings and money market savings) is, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.
      FHLB ADVANCES AND LONG-TERM DEBT — The fair value of the Company’s fixed rate borrowings are estimated using discounted cash flows, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company’s variable rate borrowings approximates their fair values.
      COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT — The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company’s financial statements at December 31, 2004 and 2003, the fair value of these commitments is not presented.
      Many of the Company’s assets and liabilities are short-term financial instruments whose carrying amounts reported in the Statement of Condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, other short-term borrowings and accrued interest receivable and payable balances. The estimated fair values of the Company’s remaining on-balance sheet financial instruments as of December 31, 2004 and 2003, are summarized below.

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Financial assets:
Securities available for sale	$144,094	$144,094	$178,770	$178,770
Loans, net	852,599	851,020	639,593	642,482
Financial liabilities:
Deposits	$939,958	$941,221	$764,174	$764,243
FHLB advances and long-term debt	58,500	57,963	38,500	38,761
      SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 17.	Commitments and Contingencies
      In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, which are not included in the consolidated financial statements. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31,

	2004	2003

Standby letters of credit	$31,342	$21,950
Commitments to extend credit	165,791	130,407

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
      The Company, as part of its ongoing operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer’s repayment of an outstanding loan or financial obligations. In a performance standby letter of credit, the Company guarantees a customer’s performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2004 was $31,342, and that sum represents the Company’s maximum credit risk. At December 31, 2004, the Company had $313 of unearned fees associated with standby letter of credit agreements. The Company holds collateral to support standby letters of credit when deemed necessary. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.
      At December 31, 2004, the Company was under contract to lease certain bank premises and equipment. The terms of these contracts vary and are subject to certain changes at renewal. Future minimum rental payments required under operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 2004 were not significant.
      Rental expense under all operating leases amounted to $297, $195, and $153 in 2004, 2003, and 2002, respectively.
      The Company and its Banks are the subject of claims and disputes arising in the normal course of business. Management, through consultation with the Company’s legal counsel, is of the opinion that these matters will not have a material impact on the results of operations.

Note 18.	Non-Interest Revenue
      Components of other non-interest revenue are as follows:

	Year Ended December 31,

	2004	2003	2002

Mortgage loan referral fees	$1,899	$925	$707
Other	1,797	993	722

Total	$3,696	$1,918	$1,429

Note 19.	Non-Interest Expense
      Components of other non-interest expense are as follows:

	Year Ended December 31,

	2004	2003	2002

Advertising	$762	$305	$341
Data processing	648	108	86
Professional services	775	479	405
Stationery and supplies	815	511	573
Telephone	728	330	299
Other	4,940	3,529	3,299

Total	$8,668	$5,262	$5,003

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Note 20.	Segment Reporting
      Under SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, certain information is disclosed for the four reportable operating segments of the Company. The reportable segments are determined using the internal management reporting system. They are composed of the Company’s significant subsidiaries. The accounting policies for each segment are the same as those used by the Company as described in Note 1 — Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. During 2003 and 2004 the Company merged its Brewton, Monroeville and Demopolis Banks into the Mobile Bank. All prior segment information has been restated to reflect these mergers. The column “other” includes BancTrust and the Trust Company. The results for the four reportable segments of the Company are included in the following table:

	2004

	Mobile	Eufaula	Florida
	Bank	Bank	Bank	All Other	Eliminations	Consolidated

Total interest revenue	$29,359	$9,246	$12,350	$38	$(80)	$50,913
Total interest expense	5,923	2,136	2,887	1,062	(80)	11,928

Net interest revenue	23,436	7,110	9,463	(1,024)		38,985
Provision for loan losses	1,889	585	1,423			3,897

Net interest income after provision for loan losses	21,547	6,525	8,040	(1,024)		35,088
Total non-interest revenue	4,730	1,966	2,157	1,848	(184)	10,517
Total non-interest expense	15,610	6,011	6,562	3,788	(184)	31,787

Income before taxes	10,667	2,480	3,635	(2,964)		13,818
Income tax expense	3,329	742	1,302	(1,471)		3,902

Income from continuing operations	$7,338	$1,738	$2,333	$(1,493)	$0	$9,916

Other significant items:
Total assets(1)	$629,277	$217,720	$288,589	$152,661	$(149,496)	$1,191,222
Total investment securities	111,648	20,086	11,398	962	0	144,094
Total loans, net of unearned income	461,098	161,683	239,426	0	0	862,207
Investment in subsidiaries	291	0	0	146,805	(147,096)	0
Total interest revenue from customers	29,359	9,196	12,320	38	0	50,913
Total interest revenue from affiliates	0	50	30	0	(80)	0

(1)	Total consolidated assets includes assets of Sweet Water State Bank of $52,471.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

	2003

	Mobile	Eufaula	Florida
	Bank	Bank	Bank	All Other	Eliminations	Consolidated

Total interest revenue	$28,402	$22	$28	$33	$(2)	$28,483
Total interest expense	6,995	4	7	9	(2)	7,013

Net interest revenue	21,407	18	21	24		21,470
Provision for loan losses	1,841					1,841

Net interest income after provision for loan losses	19,566	18	21	24		19,629
Total non-interest revenue	5,356	6	4	1,723	(7)	7,082
Total non-interest expense	15,725	8	7	3,159	(7)	18,892

Income before taxes	9,197	16	18	(1,412)		7,819
Income tax expense	2,675	5	6	(520)		2,166

Income from continuing operations	$6,522	$11	$12	$(892)	$0	$5,653

Other significant items:
Total assets(1)	$598,701	$184,227	$190,494	$175,210	$(68,022)	$1,076,900
Total investment securities	143,552	21,860	12,639	719	0	178,770
Total loans, net of unearned income	377,253	127,582	142,544	0	0	647,379
Investment in subsidiaries	190	0	0	141,597	(141,787)	0
Total interest revenue from customers	28,402	22	28	31	0	28,483
Total interest revenue from affiliates	0	0	0	2	(2)	0

(1)	Total consolidated assets includes assets of Sweet Water State Bank of $52,607 and assets of the Wewahitchka Bank of $43,683.

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

	2002

	Mobile
	Bank	All Other	Eliminations		Consolidated

Total interest revenue	$30,783	$31	$		$30,814
Total interest expense	10,066	5			10,071

Net interest revenue	20,717	26			20,743
Provision for loan losses	760	0			760

Net interest income after provision for loan losses	19,957	26			19,983
Total non-interest revenue	4,740	1,926		(12)	6,654
Total non-interest expense	14,724	2,651		(12)	17,363

Income before taxes	9,973	(699)			9,274
Income tax expense	2,964	(258)			2,706

Income from continuing operations	$7,009	$(441)		$0	$6,568

Other significant items:
Total assets(1)	$568,794	$84,101		$(82,854)	$665,810
Total investment securities	167,945				167,945
Total loans, net of unearned income	352,112				352,112
Investment in subsidiaries	105	81,510		(81,615)
Total interest revenue from customers	30,783	31			30,814

(1)	Total consolidated assets includes assets of Sweet Water State Bank of $51,808 and assets of the Wewahitchka Bank of $43,961.

Note 21.	Comprehensive Income
      Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, the Company has identified changes related to other non-owner transactions in the consolidated statement of shareholders’ equity and comprehensive income. In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effect for the three years ended December 31:

	2004

	Before Tax	Tax	After Tax
	Amount	Effect	Amount

Unrealized losses arising during the period	$(1,179)	$(442)	$(737)
Less realized gains from continuing operations	(625)	(229)	(396)
Less realized losses from discontinued operations	4	2	2

Net change in unrealized loss on securities	(1,800)	(669)	(1,131)
Additional minimum pension liability adjustment	101	38	63

Net change in unrealized losses	$(1,699)	$(631)	$(1,068)

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

	2003

	Before Tax	Tax	After Tax
	Amount	Effect	Amount

Unrealized losses arising during the period	$(1,093)	$(410)	$(683)
Less realized gains from continuing operations	(360)	(135)	(225)
Less realized gains from discontinued operations	(270)	(101)	(169)

Net change in unrealized loss on securities	(1,723)	(646)	(1,077)
Additional minimum pension liability adjustment	258	97	161

Net change in unrealized losses	$(1,465)	$(549)	$(916)

	2002

	Before Tax	Tax	After Tax
	Amount	Effect	Amount

Unrealized gains arising during the period	$4,379	$1,633	$2,746
Less realized gains from continuing operations	(783)	(290)	(493)
Less realized gains from discontinued operations	(106)	(39)	(67)

Net change in unrealized gain on securities	3,490	1,304	2,186
Additional minimum pension liability adjustment	(930)	(349)	(581)

Net change in unrealized gains	$2,560	$955	$1,605

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Note 22.	Condensed Parent Company Financial Statements

Condensed Statements of Condition

	December 31,

	2004	2003

ASSETS
Cash and short-term investments	$3,794	$31,070
Investment in subsidiaries — eliminated upon consolidation	142,128	131,103
Investment in discontinued operations	4,677	10,494
Other assets	1,303	2,653

Total assets	$151,902	$175,320

LIABILITIES
Long-term debt	$28,000	$18,000
Acquisition related payable	0	38,422
Other liabilities	1,719	2,232

Total liabilities	29,719	58,654

SHAREHOLDERS’ EQUITY
Preferred stock — no par value
Shares authorized — 500
Shares outstanding — none
Common stock — $.01 par value
Shares authorized — 20,000
Shares issued — 11,277 in 2004 and 11,186 in 2003	113	112
Additional paid in capital	77,829	76,833
Accumulated other comprehensive income, net	501	1,569
Deferred compensation payable in common stock	864	955
Retained earnings	46,148	40,560
Treasury stock, 256 in 2004 and 2003, at cost	(2,408)	(2,408)
Common stock held in grantor trust, 49 in 2004 and 37 in 2003	(864)	(955)

Total shareholders’ equity	122,183	116,666

Total liabilities and shareholders’ equity	$151,902	$175,320

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Condensed Statements of Income

	Year Ended December 31,

	2004	2003	2002

Cash dividends from subsidiaries	$4,450	$16,525	$7,195
Other income	93	0	15

Total income	4,543	16,525	7,210
Interest expense — long-term debt	1,062	6	0
Expenses — other	722	1,122	790

Income before undistributed income of subsidiaries	2,759	15,397	6,420
(Dividends in excess of)/ Equity in undistributed earnings of subsidiaries	7,157	(9,744)	148

Income from continuing operations	9,916	5,653	6,568

Income from discontinued operations	1,385	669	755

Net income	$11,301	$6,322	$7,323

BancTrust Financial Group, Inc.
Notes to Consolidated Financial Statements — (Continued)

Condensed Statements of Cash Flows

	Year Ended December 31,

	2004	2003	2002

OPERATING ACTIVITIES
Income from continuing operations	$9,916	$5,653	$6,568
Adjustments to reconcile net income to net cash provided by operating activities:
(Dividends in excess of)/ Equity in undistributed earnings of subsidiaries	(7,157)	9,744	(148)
Other, net	926	(1,213)	145

Net cash provided by operating activities	3,685	14,184	6,565

INVESTING ACTIVITIES
Investment in subsidiary	(5,000)	0	0
Sale of land	0	0	396
Cash paid to acquisition shareholders	(38,422)	0	0
Other	0	738	(98)

Net cash provided by (used in) investing activities	(43,422)	738	298

FINANCING ACTIVITIES
Proceeds from short-term borrowing	0	700	1,650
Repayments of short-term borrowing	0	(700)	(1,650)
Cash dividends	(5,605)	(4,550)	(4,149)
Proceed from issuance of long-term debt	10,000	18,000	0
Proceeds from issuance of common stock	889	387	71
Purchase of treasury stock	0	0	(1,914)

Net cash provided by (used in) financing activities	5,284	13,837	(5,992)

Net cash provided by (used in) discontinued operations	7,177	2,125	(1,050)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,276)	30,884	(179)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,070	186	365

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,794	$31,070	$186

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CONDITION

	June 30,	December 31,
	2005	2004

	(Dollars and shares in
	thousands)
ASSETS
Cash and Due from Banks	$58,954	$39,320
Federal Funds Sold	919	6,000

Total Cash and Cash Equivalents	59,873	45,320

Interest Bearing Deposits	0	414
Securities Available for Sale	137,485	144,094
Loans, Net of Unearned Income	983,340	862,207
Allowance for Loan Losses	(11,984)	(9,608)

Loans, Net	971,356	852,599

Premises and Equipment, Net	38,482	37,306
Accrued Income Receivable	6,363	5,422
Goodwill	41,952	41,952
Other Intangible Assets	4,184	4,558
Cash Surrender Value of Life Insurance	4,830	4,721
Other Assets	2,550	2,365
Assets Related to Discontinued Operations	53,467	52,471

Total Assets	$1,320,542	$1,191,222

LIABILITIES
Non-interest Bearing Demand Deposits	$222,176	$178,233
Interest Bearing Demand Deposits	255,801	239,127
Savings Deposits	120,921	125,840
Large Denomination Time Deposits (of $100 or more)	217,094	210,888
Other Time Deposits	206,226	185,870

Total Deposits	1,022,218	939,958
Short-Term Borrowings	20,672	14,114
Federal Home Loan Bank Advances and Long-Term Debt	93,500	58,500
Other Liabilities	9,075	8,674
Liabilities Related to Discontinued Operations	48,653	47,793

Total Liabilities	1,194,118	1,069,039

SHAREHOLDERS’ EQUITY
Preferred Stock — No Par Value, 500 Shares Authorized, 0 outstanding
Common Stock — Par Value $0.01 Per Share, 20,000 Shares Authorized, Shares Issued 2005-11,370; 2004-11,277	114	113
Additional Paid in Capital	79,200	77,829
Accumulated Other Comprehensive Income, Net	227	501
Deferred Compensation Payable in Common Stock	1,007	864
Retained Earnings	49,728	46,148
Unearned Compensation	(437)	0
Less: Treasury Stock of 256 Shares in 2005 and 2004, at Cost	(2,408)	(2,408)
Common Stock Held in Grantor Trust, 56 Shares in 2005 and 49 Shares in 2004	(1,007)	(864)

Total Shareholders’ Equity	126,424	122,183

Total Liabilities and Shareholders’ Equity	$1,320,542	$1,191,222

(See accompanying notes to unaudited consolidated condensed financial statements.)

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 30,

	2005	2004

	(Dollars and shares
	in thousands, except
	per share amounts)
Interest Revenue:
Loans	$16,208	$10,056
Investment Securities Available for Sale:
Taxable	915	1,013
Non-Taxable	508	664
Other	78	25

Total Interest Revenue	17,709	11,758

Interest Expense:
Deposits	3,789	2,347
Short-Term Borrowings	188	30
FHLB Advances and Long-Term Debt	858	349

Total Interest Expense	4,835	2,726

Net Interest Revenue	12,874	9,032
Provision for Loan Losses	1,457	558

Net Interest Revenue after Provision For Loan Losses	11,417	8,474

Non-Interest Revenue:
Service Charges on Deposit Accounts	1,136	1,144
Trust Income	413	453
Securities Gains, Net	15	185
Other Income	1,198	1,029

Total Non-Interest Revenue	2,762	2,811

Non-Interest Expense:
Salaries	3,455	3,085
Pensions and Employee Benefits	1,513	1,302
Net Occupancy Expense	639	601
Furniture and Equipment Expense	747	643
Intangible Amortization	187	187
Other Expense	2,623	2,076

Total Non-Interest Expense	9,164	7,894

Income from Continuing Operations before Income Taxes	5,015	3,391
Income Tax Expense	1,576	1,049

Income from Continuing Operations	3,439	2,342

Income from Discontinued Operations before Income Taxes	232	388
Income Tax Expense	85	135

Income from Discontinued Operations	147	253

Net Income	$3,586	$2,595

Basic Earnings Per Share from Continuing Operations	$0.31	$0.22

Diluted Earnings Per Share from Continuing Operations	$0.31	$0.22

Basic Earnings Per Share from Discontinued Operations	$0.01	$0.02

Diluted Earnings Per Share from Discontinued Operations	$0.01	$0.02

Basic Earnings Per Share	$0.32	$0.24

Diluted Earnings Per Share	$0.32	$0.24

Weighted-Average Shares Outstanding — Basic	11,097	10,969
Weighted-Average Shares Outstanding — Diluted	11,178	11,053
(See accompanying notes to unaudited consolidated condensed financial statements.)

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,

	2005	2004

	(Dollars and shares
	in thousands, except
	per share amounts)
Interest Revenue:
Loans	$30,369	$19,982
Investment Securities Available for Sale:
Taxable	1,837	2,051
Non-Taxable	1,028	1,350
Other	135	56

Total Interest Revenue	33,369	23,439

Interest Expense:
Deposits	7,105	4,691
Short-Term Borrowings	265	75
FHLB Advances and Long-Term Debt	1,430	722

Total Interest Expense	8,800	5,488

Net Interest Revenue	24,569	17,951
Provision for Loan Losses	2,667	926

Net Interest Revenue After Provision For Loan Losses	21,902	17,025

Non-Interest Revenue:
Service Charges on Deposit Accounts	2,171	2,226
Trust Income	828	906
Securities Gains, Net	85	347
Other Income	2,128	1,822

Total Non-Interest Revenue	5,212	5,301

Non-Interest Expense:
Salaries	6,729	6,222
Pensions and Employee Benefits	3,021	2,579
Net Occupancy Expense	1,309	1,190
Furniture and Equipment Expense	1,457	1,264
Intangible Amortization	374	374
Other Expense	5,194	4,120

Total Non-Interest Expense	18,084	15,749

Income from Continuing Operations before Income Taxes	9,030	6,577
Income Tax Expense	2,871	1,890

Income from Continuing Operations	6,159	4,687

Income from Discontinued Operations before Income Taxes	483	744
Income Tax Expense	178	381

Income from Discontinued Operations	305	363

Net Income	$6,464	$5,050

Basic Earnings Per Share from Continuing Operations	$0.55	$0.43

Diluted Earnings Per Share from Continuing Operations	$0.55	$0.43

Basic Earnings Per Share from Discontinued Operations	$0.03	$0.03

Diluted Earnings Per Share from Discontinued Operations	$0.03	$0.03

Basic Earnings Per Share	$0.58	$0.46

Diluted Earnings Per Share	$0.58	$0.46

Weighted-Average Shares Outstanding — Basic	11,077	10,966
Weighted-Average Shares Outstanding — Diluted	11,172	11,050
(See accompanying notes to unaudited consolidated condensed financial statements.)

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2005 and 2004

					Deferred/
				Accumulated	Unearned
	Common			Other	Compensation			Common
	Stock	Common	Additional	Comprehensive	Payable in			Stock Held
	Shares	Stock	Paid in	Income	Common	Retained	Treasury	in Grantor
	Issued	Amount	Capital	(Loss), Net	Stock	Earnings	Stock	Trust	Total

	(Dollars and shares in thousands, except per share amounts)
Balance, January 1, 2005	11,277	$113	$77,829	$501	$864	$46,148	$(2,408)	$(864)	$122,183
Comprehensive income:
Net income						6,464			6,464
Change in fair value of securities available for sale, net of taxes				(274)					(274)

Total comprehensive income									6,190
Dividends declared ($.26 per share)						(2,884)			(2,884)
Purchase of deferred compensation treasury shares					148			(148)	0
Deferred compensation paid in common stock held in grantor trust					(5)			5	0
Shares issued to dividend reinvestment plan	6		118						118
Common stock issued	8		158						158
Restricted stock issued	26		513		(437)				76
Common stock options exercised	53	1	582						583

Balance, June 30, 2005	11,370	$114	$79,200	$227	$570	$49,728	$(2,408)	$(1,007)	$126,424

Balance, January 1, 2004	11,186	$112	$76,833	$1,569	$955	$40,560	$(2,408)	$(955)	$116,666
Comprehensive income:
Net income						5,050			5,050
Change in fair value of securities available for sale, net of taxes				(2,412)					(2,412)

Total comprehensive income									2,638
Dividends declared ($.26 per share)						(2,852)			(2,852)
Purchase of deferred compensation treasury shares					138			(138)	0
Deferred compensation paid in common stock held in grantor trust					(250)			250	0
Common stock options exercised	39		341						341

Balance, June 30, 2004	11,225	$112	$77,174	$(843)	$843	$42,758	$(2,408)	$(843)	$116,793

(See accompanying notes to unaudited consolidated condensed financial statements.)

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2005	2004

	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$6,159	$4,687
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	1,895	1,934
Provision for loan losses	2,667	926
Securities gains, net	(85)	(347)
Loss on sales of other real estate owned	19	21
Granted stock compensation	158	0
Amortization of compensation element of restricted stock	76	0
Increase in cash surrender value of life insurance	(109)	(61)
Changes in operating assets and liabilities:
Increase in accrued income receivable	(941)	(35)
(Increase) decrease in other assets	(886)	1,843
Increase (decrease) in other liabilities	441	(607)

Net cash provided by operating activities from continuing operations	9,394	8,361

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest bearing deposits	414	121
Net increase in loans	(121,243)	(52,976)
Proceeds from the sale of other real estate owned	501	492
Purchases of premises and equipment, net	(2,489)	(6,168)
Proceeds from sale of investment securities available for sale	1,686	19,849
Proceeds from maturities of investment securities available for sale	7,767	19,065
Purchases of investment securities available for sale	(3,281)	(18,455)
Payment to shareholders of acquired company	0	(38,422)

Net cash used in investing activities from continuing operations	(116,645)	(76,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	82,260	75,610
Net increase (decrease) in short-term borrowings	6,558	(13,016)
Proceeds from FHLB advances and long-term debt	35,000	10,000
Proceeds from exercise of common stock options	583	341
Dividends paid	(2,766)	(2,852)

Net cash provided by financing activities from continuing operations	121,635	70,083

NET CASH PROVIDED BY DISCONTINUED OPERATIONS	169	264

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,553	2,214
Cash and cash equivalents at beginning of period	45,320	69,365

Cash and cash equivalents at end of period	$59,873	$71,579

Supplemental disclosures of cash flow information:
Interest paid	$8,180	$5,708
Income taxes paid, net of refund	3,258	1,139
Loans transferred to other real estate owned	181	60
Supplemental schedule of non-cash investing and financing activity Restricted stock issued to employees of BancTrust	513	0
(See accompanying notes to unaudited consolidated condensed financial statements.)

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2004
Note A:     General Information
      The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The information furnished reflects all adjustments and consolidating entries, consisting of normal and recurring accruals, which in the opinion of Management are necessary for a fair presentation of the results of the interim periods. Results for interim periods may not necessarily be indicative of results to be expected for the year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s report on Form 10-K for the year ended December 31, 2004.
      Certain reclassifications of 2004 balances have been made to conform with classifications used in 2005.
      On October 15, 2004, BancTrust sold all the stock of the Wewahitchka Bank for $7.5 million. The operations of the Wewahitchka Bank have been accounted for as discontinued operations for all periods presented in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets.
      On April 7, 2005, BancTrust announced that it had reached an agreement to sell all of the stock of Sweet Water State Bank. The operations of Sweet Water State Bank are included in discontinued operations as required by SFAS 144. Sweet Water State Bank met the requirements to be classified as discontinued operations as of June 20, 2005. The Company completed the sale of Sweet Water State Bank on August 1, 2005.
Note B:     Stock-Based Compensation
      The Company utilizes the intrinsic value method of accounting for stock option grants. The option exercise prices of all options are equal to the estimated fair value of the underlying stock at the date of grant, and no compensation cost has been recognized.
      In January of 2005, BancTrust issued to its directors 8 thousand shares of the Company’s common stock and recognized a pre-tax charge of $158 thousand related to these shares. Also in January of 2005, BancTrust issued 26 thousand restricted shares of its common stock under the South Alabama Bancorporation 2001 Incentive Compensation Plan (the “Plan”). The expense for these shares will be recognized over the required service period of 3 years. The resulting pre-tax charge for the first six months of 2005 was approximately $76 thousand. The unearned portion of these shares is presented as a separate line item on BancTrust’s Statement of Condition.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
      Had compensation costs for the Plan been determined consistent with SFAS No. 123, the Company’s net income and earnings per share for the three and six month periods ended June 30, 2005 and 2004 would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

	Three Months Ended

	June 30,	June 30,
	2005	2004

Net income as reported	$3,586	$2,595
Add: Stock based compensation expense included in reported net income, net of tax	27	0
Less: Stock based compensation expense determined under the fair value method, net of tax	27	8

Pro forma net income	$3,586	$2,587

Earnings per share:
As reported
Basic	$.32	$.24
Diluted	.32	.24
Pro forma
Basic	$.32	$.24
Diluted	.32	.24

	Six Months Ended

	June 30,	June 30,
	2005	2004

Net income as reported	$6,464	$5,050
Add: Stock based compensation expense determined under the fair value method, net of tax	48	0
Less: Stock based compensation expense determined under the fair value method, net of tax	48	16

Pro forma net income	$6,464	$5,034

Earnings per share:
As reported
Basic	$.58	$.46
Diluted	.58	.46
Pro forma
Basic	$.58	$.46
Diluted	.58	.46
Note C:     Recent Accounting Pronouncements
      In October 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, which addresses accounting for differences between contractual cash flows and the cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
originated by the entity. This SOP limits the yield that may be accreted (“accretable yield”) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (“nonaccretable difference”) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. This SOP prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as impairment. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP on January 1, 2005 did not have a material impact on the Company’s financial position or results of operations.
      In March 2004, the Emerging Issues Task Force (the “Task Force”) reached a consensus on Issue 03-1, Meaning of Other Than Temporary Impairment (“Issue 03-1”). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and cost method investments. The basic model developed by the Task Force in evaluating whether an investment within the scope of Issue 03-1 is other-than-temporarily impaired is as follows: Step 1: determine whether the investment is impaired. An investment is impaired if its fair value is less than its cost. Step 2: evaluate whether the impairment is other-than-temporary; and Step 3: if the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment’s cost and its fair value. In September 2004, the Financial Accounting Standards Board or FASB approved a Staff Position to delay the requirement to record impairment losses under Issue 03-01. The Staff Position did not affect the disclosure requirements of Issue 03-01. On June 29, 2005, FASB nullified a portion of the proposed rule. The Company will continue to monitor changes to Issue 03-01, but does not expect it, or the related Staff Position to have a material impact on the Company’s financial position or results of operations.
Note D:     Retirement Plans

	Three Months Ended		Six Months Ended
	June 30,		June 30,

Pension Benefits	2005	2004	2005	2004

Service cost	$151	$137	$302	$274
Interest cost	159	147	318	294
Expected return on plan assets	(150)	(125)	(300)	(250)
Amortization of prior service cost	2	2	4	4
Amortization of the net loss	37	35	74	70

Net periodic benefit cost	$199	$196	$398	$392

      BancTrust previously disclosed in its 10-K for the year ended December 31, 2004, and presently anticipates, that it will contribute $841 thousand to its pension plan in 2005, none of which was contributed in the first six months of 2005.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
Note E:     Change in Allowance for Losses on Loans
      The changes in the allowance for losses on loans from continuing operations for the six month periods ended June 30, 2005 and 2004 are summarized as follows (in thousands):

	Six Months Ended

	June 30,	June 30,
	2005	2004

Balance at beginning of period	$9,608	$7,787
Provision charged to operating expense	2,667	926
Loans charged off	(498)	(740)
Recoveries	207	120

Balance at end of period	$11,984	$8,093

      The changes in the allowance for losses on loans from discontinued operations for the six month periods ended June 30, 2005 and 2004 are summarized as follows (in thousands):

	Six Months Ended

	June 30,	June 30,
	2005	2004

Balance at beginning of period	$636	$555
Provision charged to operating expense	0	60
Loans charged off	(58)	(30)
Recoveries	33	13

Balance at end of period	$611	$598

Note F:     Earnings Per Share
      Basic earnings per share for the three- and six-month periods ended June 30, 2005 and 2004 were computed by dividing net income by the weighted-average number of shares of common stock outstanding, which consists of issued shares less treasury stock.
      Diluted earnings per share for the three and six month periods ended June 30, 2005 and 2004 were computed by dividing net income by the weighted-average number of shares of common stock outstanding and the dilutive effect of the shares awarded under the Company’s stock option plans, based on the treasury stock method using an average fair market value of the stock during the respective periods.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
      The following tables represent the earnings per share calculations for the three month periods ended June 30, 2005 and 2004 (in thousands, except per share amounts):

		Weighted-
		Average	Earnings
Three Months Ended June 30, 2005	Income	Shares	per Share

Basic earnings per share:
Income from Continuing Operations	$3,439	11,097	$0.31
Income from Discontinued Operations	147	11,097	0.01

Net Income	$3,586	11,097	$0.32

Dilutive securities:
Stock option plan shares		81

Diluted earnings per share(1):
Income from Continuing Operations	$3,439	11,178	$0.31
Income from Discontinued Operations	147	11,178	0.01

Net Income	$3,586	11,178	$0.32

		Weighted-
		Average	Earnings
Three Months Ended June 30, 2004	Income	Shares	per Share

Basic earnings per share:
Income from Continuing Operations	$2,342	10,969	$0.22
Income from Discontinued Operations	253	10,969	0.02

Net Income	$2,595	10,969	$0.24

Dilutive securities:
Stock option plan shares		84

Diluted earnings per share(1):
Income from Continuing Operations	$2,342	11,053	$0.22
Income from Discontinued Operations	253	11,053	0.02

Net Income	$2,595	11,053	$0.24

(1)	The Company excluded from the calculation of diluted earnings per share 5 thousand shares for the quarters ended June 30, 2005 and 2004, which shares were subject to options issued with exercise prices in excess of the average market value per share.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
      The following tables represent the earnings per share calculations for the six month periods ended June 30, 2005 and 2004 (in thousands, except per share amounts):

		Weighted-
		Average	Earnings
Six Months Ended June 30, 2005	Income	Shares	per Share

Basic earnings per share:
Income from Continuing Operations	$6,159	11,077	$0.55
Income from Discontinued Operations	305	11,077	0.03

Net Income	$6,464	11,077	$0.58

Dilutive securities:
Stock option plan shares		95

Diluted earnings per share(1):
Income from Continuing Operations	$6,159	11,172	$0.55
Income from Discontinued Operations	305	11,172	0.03

Net Income	$6,464	11,172	$0.58

		Weighted-
		Average	Earnings
Six Months Ended June 30, 2004	Income	Shares	per Share

Basic earnings per share:
Income from Continuing Operations	$4,687	10,966	$0.43
Income from Discontinued Operations	363	10,966	0.03

Net Income	$5,050	10,966	$0.46

Dilutive securities:
Stock option plan shares		84

Diluted earnings per share(1):
Income from Continuing Operations	$4,687	11,050	$0.43
Income from Discontinued Operations	363	11,050	0.03

Net Income	$5,050	11,050	$0.46

(1)	The Company excluded from the calculation of diluted earnings per share 5 thousand shares for the six months ended June 30, 2005 and 2004, which shares were subject to options issued with exercise prices in excess of the average market value per share.
Note G:     Securities; Comprehensive Income
      The Company has classified all of its securities as available for sale in accordance with SFAS No. 115. Pursuant to SFAS No. 115, any unrealized gain or loss activity of available for sale securities is to be recorded as an adjustment to a separate component of shareholders’ equity, net of income tax. For the six-month period ended June 30, 2005, the net unrealized gain on these securities decreased by $438 thousand. For the six-month period ended June 30, 2004, the net unrealized gain on these securities decreased by $3.9 million. The change in unrealized gain serves to increase or decrease comprehensive income. Accordingly, for the six-month periods ended June 30, 2005 and 2004, the

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
Company recognized, net of related income taxes, a decrease of $274 thousand and a decrease of $2.4 million, respectively, in the accumulated other comprehensive income component of equity.
      The following table shows comprehensive income for the six month periods ended June 30, 2005 and 2004 (in thousands):

	June 30,	June 30,
	2005	2004

Net Income	$6,464	$5,050
Net change in fair value of securities available for sale, net of tax of $133 and $1,316, respectively	(221)	(2,193)
Less reclassification adjustments for gains included in net income, net of tax of $32 and $128, respectively	(53)	(219)

Comprehensive income	$6,190	$2,638

      The following table shows comprehensive income for the three month periods ended June 30, 2005 and 2004 (in thousands):

	June 30,	June 30,
	2005	2004

Net Income	$3,586	$2,595
Net change in fair value of securities available for sale, net of tax of $133 and $1,316, respectively	1,262	(3,500)
Less reclassification adjustments for gains included in net income, net of tax of $6 and $67, respectively	(9)	(118)

Comprehensive income (loss)	$4,839	$(1,023)

Note H:     Market Risk
      There have been no material changes in reported market risk since December 31, 2004.
Note I:     Segment Reporting
      Under SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, certain information is disclosed for the reportable operating segments of the Company. The reportable segments were determined using the internal management reporting system. They are composed of the Company’s significant subsidiaries. The accounting policies for each segment are the same as those used by the Company. The segment results include certain overhead allocations and intercompany transactions that were recorded at an arms length cost basis. All intercompany transactions have been eliminated to determine the consolidated balances. In 2004, the Company merged its Monroeville Bank and its Demopolis Bank into the Mobile Bank. All prior segment information has been restated to reflect these mergers. The column “other” includes BancTrust and BancTrust Company. See Note K for information for the Wewahitchka Bank and Sweet Water State Bank.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
      The results for the reportable segments of the Company are included in the following tables (in thousands):

	Mobile	Eufaula	Florida
Three Months Ended June 30, 2005	Bank	Bank	Bank	Other	Eliminations	Consolidated

Total interest revenue	$9,290	$3,056	$5,483	$11	$(131)	$17,709
Total interest expense	2,278	897	1,414	377	(131)	4,835

Net interest revenue	7,012	2,159	4,069	(366)	0	12,874
Provision for loan losses	812	205	440	0	0	1,457

Net interest revenue after provision	6,200	1,954	3,629	(366)	0	11,417

Total noninterest revenue	1,155	618	573	416	0	2,762
Total noninterest expense	4,337	1,589	2,028	1,210	0	9,164

Income from continuing operations before taxes	3,018	983	2,174	(1,160)	0	5,015
Provision for income taxes	1,001	278	726	(429)	0	1,576

Income from continuing operations	$2,017	$705	$1,448	$(731)	$0	$3,439

Other significant items:
Total assets(1)	$714,729	$234,977	$372,631	$156,460	$(211,722)	$1,320,542
Total investment securities	105,355	19,034	11,877	1,219	0	137,485
Total loans, net of unearned income	510,258	171,156	301,926	0	0	983,340
Investment in subsidiaries	377	383	0	153,417	(154,177)	0
Total interest income from external customers	9,160	3,055	5,483	11	0	17,709
Total interest income from affiliates	130	1	0	0	(131)	0

(1)	Total consolidated assets include assets of Sweet Water State Bank of $53,467. See Note K.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

	Mobile	Eufaula	Florida
Three Months Ended June 30, 2004	Bank	Bank	Bank	Other	Eliminations	Consolidated

Total interest revenue	$7,070	$2,147	$2,560	$1	$(20)	$11,758
Total interest expense	1,402	472	636	236	(20)	2,726

Net interest revenue	5,668	1,675	1,924	(235)	0	9,032
Provision for loan losses	319	96	143	0	0	558

Net interest revenue after provision	5,349	1,579	1,781	(235)	0	8,474

Total noninterest revenue	1,310	506	612	475	(92)	2,811
Total noninterest expense	3,917	1,512	1,645	912	(92)	7,894

Income from continuing operations before taxes	2,742	573	748	(672)	0	3,391
Provision for income taxes	843	177	277	(248)	0	1,049

Income from continuing operations	$1,899	$396	$471	$(424)	$0	$2,342

Other significant items:
Total assets(1)	$604,421	$192,951	$218,737	$148,219	$(151,373)	$1,118,944
Total investment securities	121,463	19,873	12,182	1,114	0	154,632
Total loans, net of unearned income	401,665	138,048	160,083	0	0	699,796
Investment in subsidiaries	250	357	0	143,827	(144,434)	0
Total interest income from external customers	7,070	2,147	2,540	1	0	11,758
Total interest income from affiliates	0	0	20	0	(20)	0

(1)	Total consolidated assets include assets of Sweet Water State Bank of $53,540 and assets of the Wewahitchka Bank of $52,449. See Note K.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

	Mobile	Eufaula	Florida
Six Months Ended June 30, 2005	Bank	Bank	Bank	Other	Eliminations	Consolidated

Total interest revenue	$17,666	$5,845	$9,979	$21	$(142)	$33,369
Total interest expense	4,118	1,659	2,449	716	(142)	8,800

Net interest revenue	13,548	4,186	7,530	(695)	0	24,569
Provision for loan losses	1,613	354	700	0	0	2,667

Net interest revenue after provision	11,935	3,832	6,830	(695)	0	21,902

Total noninterest revenue	2,232	1,160	987	833	0	5,212
Total noninterest expense	8,509	3,133	3,909	2,533	0	18,084

Income from continuing operations before taxes	5,658	1,859	3,908	(2,395)	0	9,030
Provision for income taxes	1,860	551	1,346	(886)	0	2,871

Income from continuing operations	$3,798	$1,308	$2,562	$(1,509)	$0	$6,159

Other significant items:
Total assets	$714,729	$234,977	$372,631	$156,460	$(211,722)	$1,320,542
Total investment securities	105,355	19,034	11,877	1,219	0	137,485
Total loans, net of unearned income	510,258	171,156	301,926	0	0	983,340
Investment in subsidiaries	377	383	0	153,417	(154,177)	0
Total interest income from external customers	17,526	5,844	9,978	21	0	33,369
Total interest income from affiliates	140	1	1	0	(142)	0

(1)	Total consolidated assets include assets of Sweet Water State Bank of $53,467. See Note K.

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)

	Mobile	Eufaula	Florida
Six Months Ended June 30, 2004	Bank	Bank	Bank	Other	Eliminations	Consolidated

Total interest revenue	$14,044	$4,243	$5,166	$15	$(29)	$23,439
Total interest expense	2,841	914	1,280	482	(29)	5,488

Net interest revenue	11,203	3,329	3,886	(467)	0	17,951
Provision for loan losses	540	142	244	0	0	926

Net interest revenue after provision	10,663	3,187	3,642	(467)	0	17,025

Total noninterest revenue	2,451	1,018	981	943	(92)	5,301
Total noninterest expense	7,777	3,028	3,195	1,841	(92)	15,749

Income from continuing operations before taxes	5,337	1,177	1,428	(1,365)	0	6,577
Provision for income taxes	1,610	379	530	(629)	0	1,890

Income from continuing operations	$3,727	$798	$898	$(736)	$0	$4,687

Other significant items:
Total assets(1)	$604,421	$192,951	$218,737	$148,219	$(151,373)	$1,118,944
Total investment securities	121,463	19,873	12,182	1,114	0	154,632
Total loans, net of unearned income	401,665	138,048	160,083	0	0	699,796
Investment in subsidiaries	250	357	0	143,827	(144,434)	0
Total interest income from external customers	14,043	4,243	5,138	15	0	23,439
Total interest income from affiliates	1	0	28	0	(29)	0

(1)	Total consolidated assets include assets of Sweet Water State Bank of $53,540 and assets of the Wewahitchka Bank of $52,449. See Note K.
Note J:     Commitments
      The Company, as part of its ongoing business operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer’s repayment of an outstanding loan or financial obligation. In a performance standby letter of credit, the Company guarantees a customer’s performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. At June 30, 2005, the Company had standby letters of credit outstanding with maturities ranging from less than one year to over five years. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at June 30, 2005 was $32.5 million, and that sum represents the Company’s maximum credit risk. At June 30, 2005, the Company had $325 thousand of liabilities associated with standby letter of credit agreements.
Note K:     Sales of Subsidiaries and Discontinued Operations
      On October 15, 2004, BancTrust sold all of the stock of the Wewahitchka Bank, its wholly owned subsidiary bank headquartered in Wewahitchka, Florida, for $7.5 million. Consequently, the business related to the Wewahitchka Bank has been accounted for as discontinued operations, and the results of

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
operations and cash flows attributable to the Wewahitchka Bank have been removed from BancTrust’s consolidated results of continuing operations for all periods presented in this report. The results of the Wewahitchka Bank are presented as discontinued in a separate category on the income statement following results from continuing operations.
      On August 1, 2005, BancTrust Financial Group, Inc. sold all of the shares of common stock of Sweet Water State Bank to Tombigbee Bancshares, Inc. Tombigbee Bancshares, Inc. is a new corporation formed by certain directors and Management of Sweet Water State Bank for the purpose of purchasing Sweet Water State Bank from BancTrust. Tombigbee paid BancTrust $7 million for all of the issued and outstanding shares of Sweet Water State Bank common stock, $500 thousand of which was paid as a dividend to BancTrust and the balance of which was paid by Tombigbee at closing.
      The business related to Sweet Water State Bank is accounted for as discontinued operations, and, therefore, the results of operations and cash flows have been removed from the Company’s results of continuing operations for all periods presented in this report. The results of Sweet Water State Bank are presented as discontinued in a separate category on the income statement following results from continuing operations.
      The assets and liabilities of Sweet Water State Bank are stated separately as discontinued operations as of June 30, 2005 and December 31, 2004 on the Consolidated Condensed Statements of Condition. The major asset and liability categories of Sweet Water State Bank are as follows (in thousands):

	June 30,	December 31,
	2005	2004

ASSETS
Cash and Cash Equivalents	$5,246	$2,238
Securities Available for Sale	7,493	7,495
Loans, Net	38,714	40,848
Other Assets	2,014	1,890

Assets Related to Discontinued Operations	$53,467	$52,471

LIABILITIES
Non-interest Bearing Demand Deposits	$7,925	$8,394
Interest Bearing Demand Deposits	9,706	8,707
Savings Deposits	5,136	4,987
Large Denomination Time Deposits (of $100 or more)	11,058	10,798
Other Time Deposits	14,452	14,060

Total Deposits	48,277	46,946
Short-Term Borrowings	0	654
Other Liabilities	376	193

Liabilities Related to Discontinued Operations	$48,653	$47,793

BANCTRUST FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS — (Continued)
      The results from discontinued operations for the three and six month periods ended June 30, 2005 and 2004 are presented in the following table.

	Three Months
	Ended
	June 30,

	2005	2004

Total interest income	$822	$1,328
Total interest expense	173	278

Net interest income	649	1,050
Provision for loan losses	0	30

Net interest income after provision	649	1,020
Total noninterest income	138	201
Total noninterest expense	555	833

Income before taxes	232	388
Provision for income taxes	85	135

Net income	$147	$253

	Six Months
	Ended
	June 30,

	2005	2004

Total interest income	$1,599	$2,651
Total interest expense	329	561

Net interest income	1,270	2,090
Provision for loan losses	0	60

Net interest income after provision	1,270	2,030
Total noninterest income	263	407
Total noninterest expense	1,050	1,693

Income before taxes	483	744
Provision for income taxes	178	381

Net income	$305	$363

[THIS PAGE INTENTIONALLY LEFT BLANK]

2,000,000 Shares
Common Stock

PROSPECTUS

Keefe, Bruyette & Woods
SunTrust Robinson Humphrey
Sterne, Agee & Leach, Inc.
                            , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the various expenses other than underwriting discounts and commissions, in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission’s registration fee.

Securities and Exchange Commission Registration Fee	$—
NASD Filing Fee	—
Transfer Agent and Registration Fees	—
Printing and mailing expenses	—
Fees and Expenses of Company Counsel	—
Accounting and Related Expenses	—
Blue Sky Fees and Expenses	—
Miscellaneous	—
Total fees and expenses	$—

Item 14.	Indemnification of Directors and Officers
      Consistent with Division E of Article 8 of the Alabama Business Corporation Act (the “ABCA”), Article 11 of BancTrust’s Articles of Incorporation (“Article 11”) provides that BancTrust will indemnify its directors and officers against reasonable expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit or proceeding based on such person’s status as a director or officer of the corporation, provided such person acted in good faith and in a manner reasonably believed to be in the best interests of BancTrust or, if not acting in such person’s official capacity, not opposed to the best interests of BancTrust. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in the case of an action by or in the right of the corporation against a director or officer where the director or officer has been adjudged to be liable to BancTrust, unless and only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.
      Under Article 11, BancTrust may advance expenses in defending a civil or criminal claim, action, suit or proceeding to a director or officer seeking indemnification, provided such director or officer provides a written affirmation of a good faith belief that he or she has met the standard of conduct required under Article 11, and provided that such director or officer provides an undertaking as an unlimited general obligation by or on behalf of the director or officer to repay such amount if and to the extent that it shall be ultimately determined that he or she is not entitled to be indemnified by BancTrust. Furthermore, those responsible for making the determination of whether or not indemnification is proper must determine that the facts then known to them would not preclude indemnification under Article 11.
      Under Article 11, BancTrust may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of BancTrust, or is or was serving at the request of BancTrust as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not BancTrust had the power to indemnify such person against such liability under the provisions of Article 11.
      Pursuant to a policy of liability insurance with St. Paul Mercury Insurance Company having a $10,000,000 directors’ and officers’ liability limit per year, the directors and officers of BancTrust are insured, subject to the limits, retentions, exceptions and other terms and conditions of the policy, against liability for any actual or alleged error, omission, act, misstatement, misleading statement or breach of duty actually or allegedly committed or attempted by a director or officer, or any matter claimed against a director or officer solely by reason of such person being a director or officer of BancTrust. The policy also has a $5,000,000 Trust Errors and Omissions limit per year, wherein directors and officers are indemnified for any actual or alleged error, omission, act or breach of duty while acting solely in the capacity of (among other things) personal representative of an estate, trustee, conservator, attorney in fact, escrow agent, registrar, tax withholding agent, trustee under bond indenture, fiduciary under an employee benefit plan or trust or a trustee exercising any fiduciary powers permitted by law.
      Pursuant to the Underwriting Agreement, BancTrust and the Underwriters have agreed to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to Article      of the Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities
      None.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits
      A list of Exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes the exhibits and is incorporated by reference herein.
      (b) Financial Statement Schedules
      All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable and therefore have been omitted.

Item 17.	Undertakings
      (a) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933 (the “Act”), the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mobile, State of Alabama, on September 8, 2005.

BANCTRUST FINANCIAL GROUP, INC.

By:	/s/ W. Bibb Lamar, Jr.

W. Bibb Lamar, Jr.
President and Chief Executive Officer
POWER OF ATTORNEY
      By so signing, each of the undersigned, in his capacity as a director or officer, or both, as the case may be, of BancTrust, does hereby appoint F. Michael Johnson and W. Bibb Lamar, Jr., and each of them severally, his true and lawful attorney-in-fact to execute in his name, place and stead, in his capacity as a director or officer, or both, as the case may be, of BancTrust, any and all amendments to this Registration Statement and post-effective amendments thereto and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission. Each of said attorneys-in-fact shall have full power and authority to do and perform in the name and on behalf of each of the undersigned, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises as fully, and for all intents and purposes, as each of the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorneys-in-fact and each of them.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated.

Signatures	Title	Date

/s/ W. Bibb Lamar, Jr. W. Bibb Lamar, Jr.	President and Chief Executive Officer	September 8, 2005

/s/ F. Michael Johnson F. Michael Johnson	Chief Financial Officer and Secretary	September 8, 2005

/s/ Stephen G. Crawford Stephen G. Crawford	Director	September 8, 2005

/s/ David C. De Laney David C. De Laney	Director	September 8, 2005

Robert M. Dixon, Jr.	Director

Greg B. Faison	Director

Signatures	Title	Date

/s/ James A. Faulkner James A. Faulkner	Director	September 8, 2005

Broox G. Garrett, Jr.	Director

W. Dwight Harrigan	Director

James P. Hayes, Jr.	Director

Clifton C. Inge	Director

/s/ W. Bibb Lamar, Jr. W. Bibb Lamar, Jr.	Director	September 8, 2005

/s/ John H. Lewis, Jr. John H. Lewis, Jr.	Director	September 8, 2005

/s/ Harris V. Morrissette Harris V. Morrissette	Director	September 8, 2005

/s/ J. Stephen Nelson J. Stephen Nelson	Director	September 8, 2005

Paul D. Owens, Jr.	Director

/s/ Dennis A. Wallace Dennis A. Wallace	Director	September 8, 2005

/s/ Earl H. Weaver Earl H. Weaver	Director	September 8, 2005

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
4.1	Amended and Restated Articles of Incorporation of BancTrust Financial Group, Inc., filed as Exhibit (3).6 to BancTrust’s Annual Report on Form 10-K for the year ended December 31, 2003 (No. 0-15423) are incorporated herein by reference.
4.2	Bylaws of SAB Newco, Inc. filed as Exhibit (3).3 to the registrant’s annual report on 10-K for the year ended 1996 (No. 0-15423), are incorporated herein by reference.
4.3	Specimen of Common Stock Certificate of the registrant filed as Exhibit (4).4 to the registrant’s annual report on 10-K for the year ended 1996 (No. 0-15423), is incorporated herein by reference.
5.1	Opinion of Hand Arendall, L.L.C. regarding legality of securities being registered.*
10.1	The Bank of Mobile Retirement Plan (Restated), dated September 12, 1990, filed as Exhibit (10).8 to the registrant’s annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.
10.2	Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, N.A., effective January 1, 1988, filed as Exhibit (10).7 to the registrant’s annual report on Form 10-K for the year 1990 (No. 0-15423), are incorporated herein by reference.
10.3	Restated Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, dated April 1, 1992, filed as Exhibit (10).10 to registrant’s Form 10-K for the year 1992 (No. 0-15423), are incorporated herein by reference.
10.4	First National Bank Employees’ Pension Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).13 to registrant’s Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.
10.5	South Alabama Bancorporation 1993 Incentive Compensation Plan dated October 19, 1993 as adopted by shareholders May 3, 1994, filed as Exhibit (10).18 to registrant’s form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.
10.6	Lease, entered into April 17, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).1 to registrant’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.
10.7	Lease, entered into April 17, 1995 between Augustine Meaher, Jr., Margaret L. Meaher and The Bank of Mobile, filed as Exhibit (10).2 to registrant’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.
10.8	Lease, entered into April 17, 1995 between Hermione McMahon Sellers (f/k/a Hermione McMahon Dempsey) a widow, William Michael Sellers, married, and Mary S. Burnett, married, and The Bank of Mobile, filed as Exhibit (10).3 to registrant’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.
10.9	Lease, entered into May 1, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher, Augustine Meaher, III and The Bank of Mobile, filed as Exhibit (10).4 to registrant’s Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

Exhibit No.	Description

10.10	Change in Control Compensation Agreement, dated as of November 14, 1995, between The Bank of Mobile and W. Bibb Lamar, Jr., filed as Exhibit (10).24 to the registrant’s annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.
10.11	Change in Control Compensation Agreements, between The Bank of Mobile or First National Bank, Brewton and certain officers filed as Exhibit (10).25 to the registrant’s annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.
10.12	Monroe County Bank Pension Plan as Amended and Restated January 1, 1989, filed as Exhibit (10).24 to the registrant’s annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.
10.13	Amendment Number One to South Alabama Bancorporation 1993 Incentive Compensation Plan, dated May 9, 1997 filed as Exhibit (10).28 to the registrant’s annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.
10.14	Change in Control Compensation Agreement dated as of March 31, 1997, by and between the registrant and John B. Barnett, III, filed as Exhibit (10).29 to the registrant’s annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.
10.15	Ground Lease Agreement, dated March 31, 1999, by and between Northside, Ltd. and the Mobile Bank, filed as Exhibit 10.29 to the registrant’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.
10.16	Amendment No. 2 to South Alabama Bancorporation 1993 Incentive Compensation Plan, filed as Exhibit 10.30 to the registrant’s Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.
10.17	South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan filed as Appendix B to the registrant’s Proxy Statement on Schedule 14A filed on April 30, 2001 (No. 0-15423), is incorporated herein by reference.
10.18	Agreement and Plan of Merger dated as of July 23, 2003, as amended, between the registrant and CommerceSouth, Inc. filed as Appendix A to the registrant’s Registration Statement on Form S-4 filed on August 28, 2003 (No. 333-108295), as amended, is incorporated herein by reference.
10.19	Stock Purchase Agreement dated as of April 7, 2005 between the registrant and Tombigbee Bancshares, Inc. filed as Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005 (No. 0-15423), is incorporated herein by reference.
10.20	Form of BancTrust Financial Group, Inc., 2001 Incentive Compensation Plan Restricted Stock Award Agreement filed as Exhibit 10.2 to Amendment No. 1 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.
10.21	Form of BancTrust Financial Group, Inc. Option Agreement — Incentive Stock Option (2001 Incentive Compensation Plan) filed as Exhibit 10.3 to Amendment No. 1 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.
10.22	Form of BancTrust Financial Group, Inc. Option Agreement — Nonqualified Supplemental Stock Option (2001 Incentive Compensation Plan) filed as Exhibit 10.4 to Amendment No. 1 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.
10.23	Change in Control Compensation Agreement dated as of November 14, 1995, between The Bank of Mobile and Bruce C. Finley, Jr., filed as Exhibit 10.5 to Amendment No. 1 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.

Exhibit No.	Description

10.24	Change in Control Compensation Agreement dated as of July 23, 1998, between South Alabama Bank and Michael D. Fitzhugh, filed as Exhibit 10.6 to Amendment No. 1 to the Registrant’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.
10.25	Director and Executive Officer Compensation Summary.
10.26	Amended and Restated Deferred Stock Trust Agreement for Directors of BancTrust Financial Group, Inc. and its Subsidiaries.
10.27	Amended and Restated Directors Deferred Compensation Plan.
10.28	BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan.
21.1	Subsidiaries of BancTrust Financial Group, Inc.
23.1	Consent of KPMG LLP.
23.2	Consent of Hand Arendall, L.L.C. (included in opinion filed as Exhibit 5.1).*
24.1	Powers of Attorney (included on the signature page of this registration statement).

*	To be filed by amendment.